     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2002

                                            REGISTRATION STATEMENT NO. 333-81780
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                         MARKWEST ENERGY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                1321                              APPLIED FOR
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                      155 INVERNESS DRIVE WEST, SUITE 200
                           ENGLEWOOD, COLORADO 80112
                                 (303) 290-8700
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                         ------------------------------

                               GERALD A. TYWONIUK
                         MARKWEST ENERGY PARTNERS, L.P.
                      155 INVERNESS DRIVE WEST, SUITE 200
                           ENGLEWOOD, COLORADO 80112
                                 (303) 290-8700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

               DAVID P. OELMAN                                      JOSHUA DAVIDSON
             JEFFREY M. CAMERON                                   DOUGLASS M. RAYBURN
           VINSON & ELKINS L.L.P.                                 BAKER BOTTS L.L.P.
           1001 FANNIN, SUITE 2300                          ONE SHELL PLAZA, 910 LOUISIANA
          HOUSTON, TEXAS 77002-6760                              HOUSTON, TEXAS 77002
               (713) 758-2222                                       (713) 229-1234

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

                         ------------------------------

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 24, 2002

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                             2,000,000 COMMON UNITS

                         MARKWEST ENERGY PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS
                                 --------------

    MarkWest Energy Partners, L.P. is a partnership recently formed by MarkWest Hydrocarbon, Inc. This is the initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per unit. Holders of common units are entitled to receive distributions of available cash of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We have applied to list the common units on the American Stock Exchange under the symbol "MWE."
                             ---------------------

                 INVESTING IN THE COMMON UNITS INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 15.

    These risks include the following:


    - We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.


    - We depend upon third parties for the raw natural gas we process and the natural gas liquids we fractionate at our facilities, and any reduction in these quantities could reduce our ability to make distributions to our unitholders.

    - We derive the majority of our revenues from our gas processing, transportation and fractionation agreements with MarkWest Hydrocarbon and its failure to satisfy its payment or other obligations under these agreements could reduce our revenues and cash flow and in turn reduce our ability to make distributions to our unitholders.

    - Due to our lack of asset diversification, adverse developments in our gathering, processing, transportation, fractionation and storage businesses would reduce our ability to make distributions to unitholders.

    - MarkWest Hydrocarbon controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates will be entitled to be reimbursed for all direct and indirect expenses they incur on our behalf, which may be substantial and will reduce our ability to make distributions to unitholders.

    - MarkWest Hydrocarbon and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our unitholders.

    - Unitholders have less ability to elect or remove management than holders of common stock in a corporation.


    - You will experience immediate and substantial dilution of $8.43 per common unit.


    - You may be required to pay taxes on income from us even if you do not receive any cash distributions.
                             ---------------------

                        PRICE $         PER COMMON UNIT
                               -----------------

                                                              PER
                                                          COMMON UNIT             TOTAL
                                                      -------------------  -------------------
Initial public offering price.......................           $                    $
Underwriting discount...............................           $                    $
Proceeds, before expenses, to MarkWest Energy
  Partners, L.P.....................................           $                    $

    We have granted the underwriters a 30-day option to purchase up to an additional 300,000 common units to cover over-allotments. The underwriters
expect to deliver the common units to purchasers on or about             , 2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------

A.G. EDWARDS & SONS, INC.

                   RBC CAPITAL MARKETS

                                       MCDONALD INVESTMENTS INC.

                      Prospectus dated              , 2002

        [MAP DEPICTING LOCATION OF PARTNERSHIP'S ASSETS AND OPERATIONS;
                PHOTOGRAPHS OF OPERATING ASSETS OF PARTNERSHIP]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................       1
    MarkWest Energy Partners, L.P...........................       1
    Partnership Structure And Management....................       6
    The Offering............................................       8
    Summary Historical and Pro Forma Financial and Operating
     Data...................................................      11
    Summary of Conflicts of Interest and Fiduciary
     Responsibilities.......................................      14

RISK FACTORS................................................      15
    Risks Inherent in Our Business..........................      15
        We may not have sufficient cash after the
        establishment of cash reserves and payment of our
        general partner's fees and expenses to enable us to
        pay the minimum quarterly distribution each
        quarter.............................................      15
        A significant decrease in natural gas and NGL
        production in our areas of operation would reduce
        our ability to make distributions to our
        unitholders.........................................      16
        We depend upon third parties for the raw natural gas
        we process and the NGLs we fractionate at our
        facilities, and any reduction in these quantities
        could reduce our ability to make distributions to
        our unitholders.....................................      16
        We derive the majority of our revenues from our gas
        processing, transportation, fractionation and
        storage agreements with MarkWest Hydrocarbon and its
        failure to satisfy its payment or other obligations
        under these agreements could reduce our revenues and
        cash flow and in turn reduce our ability to make
        distributions to our unitholders....................      16
        The fees charged MarkWest Hydrocarbon under the
        processing, transportation, fractionation and
        storage agreements may not escalate sufficiently to
        cover increases in costs and the agreements may not
        be renewed or may be suspended in some
        circumstances, which would reduce our ability to
        make distributions to our unitholders...............      17
        The amount of natural gas we gather and process and
        the amount of NGLs we transport and fractionate will
        decline over time unless new wells are connected to
        the gathering systems serving our facilities,
        particularly in Michigan............................      17
        Our profitability is affected by the volatility of
        NGL product prices and indirectly by natural gas
        prices..............................................      18
        The highly competitive nature of our industry could
        cause us to lose customers and future business
        opportunities, thereby reducing our revenues and
        limiting our future financial performance...........      18
        Our profitability depends upon the demand for our
        services and prices for our products................      18
        We are subject to operating and litigation risks
        that may not be covered by insurance................      19
        Terrorist attacks, such as the attacks that occurred
        on September 11, 2001, have resulted in increased
        costs, and future war or risk of war may adversely
        impact our results of operations....................      19
        Our business is subject to federal, state and local
        laws and regulations with respect to environmental,
        safety and other regulatory matters, and the
        violation of or the cost of compliance with such
        laws and regulations could adversely affect our
        profitability.......................................      19
        We are indemnified for liabilities arising from an
        ongoing remediation of property on which our
        facilities are located and our results of operation
        and our ability to make cash distributions to our
        unitholders could be adversely affected if the
        indemnifying party fails to perform its
        indemnification obligation..........................      20

                                                                PAGE
                                                              --------
        If we are unable to make acquisitions on
        economically acceptable terms, our future growth may
        be limited..........................................      20
        Expanding our business by constructing or expanding
        facilities subjects us to risks that additional raw
        natural gas supplies will not be available and to
        risks that the costs might exceed our
        expectations........................................      20
        The amount of gas we process may be reduced if the
        pipeline to which we redeliver the processed gas
        cannot or will not accept the gas...................      21
        Our business would be adversely affected if
        operations at our processing, transportation or
        fractionation facilities were interrupted...........      21
        Governmental regulation of our Michigan pipeline
        could increase our operating costs..................      21
        Because of our geographic concentration in
        Appalachia and Michigan, we are sensitive to
        negative occurrences in those regions...............      21
        Due to our lack of asset diversification, adverse
        developments in our gathering, processing,
        transportation, fractionation and storage businesses
        would reduce our ability to make distributions to
        our unitholders.....................................      22

    Risks Inherent in an Investment in Us...................      22
        Cost reimbursements and fees due our general partner
        may be substantial and will reduce our cash
        available for distribution to you...................      22
        MarkWest Hydrocarbon and its affiliates have
        conflicts of interest and limited fiduciary
        responsibilities, which may permit them to favor
        their own interests to the detriment of our
        unitholders.........................................      22
        Unitholders have less ability to elect or remove
        management than holders of common stock in a
        corporation.........................................      23
        The control of our general partner may be
        transferred to a third party, and that party could
        replace our current management team, in each case
        without unitholder consent..........................      24
        Our general partner's absolute discretion in
        determining the level of cash reserves may adversely
        affect our ability to make cash distributions to our
        unitholders.........................................      24
        Our partnership agreement contains provisions which
        reduce the remedies available to unitholders for
        actions that might otherwise constitute a breach of
        fiduciary duty by our general partner...............      24
        MarkWest Hydrocarbon and its affiliates may engage
        in limited competition with us......................      25
        We do not have any officers or employees and rely
        solely on officers of our general partner and
        employees of MarkWest Hydrocarbon and its affiliates
        who will serve as our agents........................      25
        You will experience immediate and substantial
        dilution of $8.43 per common unit...................      25
        We may issue additional common units without your
        approval, which would dilute your ownership
        interests...........................................      26
        Our general partner has a limited call right that
        may require you to sell your common units at an
        undesirable time or price...........................      26
        You may not have limited liability if a court finds
        that unitholder action constitutes control of our
        business............................................      26
        Unitholders may have limited liquidity for their
        units, a trading market may not develop for the
        units and you may not be able to resell your units
        at the initial public offering price................      27
        Restrictions in our credit facility could limit our
        ability to make distributions to our unitholders....      27

    Tax Risks to Our Unitholders............................      27

                                                                PAGE
                                                              --------
        The IRS could treat us as a corporation for tax
        purposes, which would substantially reduce the cash
        available for distribution to unitholders...........      27
        A successful IRS contest of the federal income tax
        positions we take may adversely impact the market
        for our common units and the costs of any contest
        will be borne by our general partner and all of the
        unitholders.........................................      28
        You may be required to pay taxes on your share of
        our income even if you do not receive any cash
        distributions from us...............................      28
        Tax gain or loss on the disposition of our common
        units could be different than expected..............      28
        Tax-exempt entities, regulated investment companies
        and foreign persons face unique tax issues from
        owning common units that may result in adverse tax
        consequences to them................................      28
        We will register as a tax shelter, which may
        increase the risk of an IRS audit of us or a
        unitholder..........................................      29
        We treat a purchaser of our common units as having
        the same tax benefits without regard to the seller's
        identity. The IRS may challenge this treatment,
        which could adversely affect the value of the common
        units...............................................      29
        You will likely be subject to state and local taxes
        and return filing requirements as a result of
        investing in our common units.......................      29

USE OF PROCEEDS.............................................      30

CAPITALIZATION..............................................      31

DILUTION....................................................      32

CASH DISTRIBUTION POLICY....................................      33
    Distributions of Available Cash.........................      33
    Operating Surplus and Capital Surplus...................      33
    Subordination Period....................................      34
    Distributions of Available Cash from Operating Surplus
     During the Subordination Period........................      36
    Distributions of Available Cash from Operating Surplus
     After the Subordination Period.........................      37
    Incentive Distribution Rights...........................      37
    Target Amount of Quarterly Distribution.................      37
    Distributions from Capital Surplus......................      38
    Adjustment to the Minimum Quarterly Distribution and
     Target Distribution Levels.............................      39
    Distributions of Cash upon Liquidation..................      39

CASH AVAILABLE FOR DISTRIBUTION.............................      42

UNAUDITED PRO FORMA FINANCIAL STATEMENTS....................      45

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
  DATA......................................................      54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................      57
    Overview................................................      57
    Commodity Price Risks...................................      60
    Seasonality.............................................      61
    Expansions and Acquisitions.............................      61
    Results of Operations...................................      61
    Critical Accounting Policies............................      64
    Liquidity and Capital Resources.........................      64
    Description of Credit Facility..........................      66
    Inflation...............................................      67

                                                                PAGE
                                                              --------
    Environmental...........................................      68
    Recent Accounting Pronouncements........................      68
    Quantitative and Qualitative Disclosures About Market
     Risk...................................................      68

BUSINESS....................................................      70
    Overview................................................      70
    Competitive Strengths...................................      71
    Business Strategies.....................................      72
    Our Relationship with MarkWest Hydrocarbon, Inc.........      72
    Natural Gas and Natural Gas Liquids Overview............      74
    Our Gathering and Processing Facilities.................      76
    Natural Gas Liquids Transportation, Fractionation and
     Storage................................................      79
    Customers and Contracts.................................      81
    MarkWest Hydrocarbon....................................      82
    Competition.............................................      86
    Title to Properties.....................................      87
    Regulatory Matters......................................      87
    Environmental Matters...................................      88
    Employee Safety.........................................      90
    Employees...............................................      91
    Litigation..............................................      91
MANAGEMENT..................................................      92
    Management of MarkWest Energy Partners, L.P.............      92
    Directors and Executive Officers of MarkWest Energy GP,
     L.L.C..................................................      93
    Investment by Management and Key Employees..............      95
    Reimbursement of Expenses of our General Partner........      95
    Executive Compensation..................................      95
    Compensation of Directors...............................      95
    Non-Competition Agreements..............................      96
    Severance Agreements....................................      96
    Long-Term Incentive Plan................................      96

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................      98

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............     100
    Distributions and Payments to our General Partner and
     its Affiliates.........................................     100
    Agreements Governing the Transactions...................     101
    Omnibus Agreement.......................................     101
    Gas Processing Agreement................................     103
    Pipeline Liquids Transportation Agreement...............     104
    Fractionation, Storage and Loading Agreement............     105
    Natural Gas Liquids Purchase Agreement..................     106

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........     107
    Conflicts of Interest...................................     107

DESCRIPTION OF THE COMMON UNITS.............................     112
    The Units...............................................     112
    Transfer Agent and Registrar............................     112
    Transfer of Common Units................................     112

THE PARTNERSHIP AGREEMENT...................................     114
    Organization and Duration...............................     114
    Purpose.................................................     114

                                                                PAGE
                                                              --------
    Power of Attorney.......................................     114
    Capital Contributions...................................     114
    Limited Liability.......................................     115
    Voting Rights...........................................     116
    Issuance of Additional Securities.......................     117
    Amendment of the Partnership Agreement..................     118
    Action Relating to the Operating Company................     120
    Merger, Sale or Other Disposition of Assets.............     120
    Termination and Dissolution.............................     121
    Liquidation and Distribution of Proceeds................     121
    Withdrawal or Removal of our General Partner............     122
    Transfer of General Partner Interests...................     123
    Transfer of Ownership Interests in General Partner......     123
    Transfer of Incentive Distribution Rights...............     123
    Change of Management Provisions.........................     124
    Limited Call Right......................................     124
    Meetings; Voting........................................     124
    Status as Limited Partner or Assignee...................     125
    Non-citizen Assignees; Redemption.......................     125
    Indemnification.........................................     126
    Books and Reports.......................................     126
    Right to Inspect our Books and Records..................     127
    Registration Rights.....................................     127

UNITS ELIGIBLE FOR FUTURE SALE..............................     128

MATERIAL TAX CONSEQUENCES...................................     129
    Partnership Status......................................     130
    Limited Partner Status..................................     131
    Tax Consequences of Unit Ownership......................     131
    Tax Treatment of Operations.............................     136
    Disposition of Common Units.............................     137
    Uniformity of Units.....................................     139
    Tax-Exempt Organizations and Other Investors............     140
    Administrative Matters..................................     140
    State, Local, Foreign and Other Tax Considerations......     143

INVESTMENT IN MARKWEST ENERGY PARTNERS BY EMPLOYEE BENEFIT
  PLANS.....................................................     144

UNDERWRITING................................................     145

VALIDITY OF THE COMMON UNITS................................     147

EXPERTS.....................................................     148

WHERE YOU CAN FIND MORE INFORMATION.........................     148

FORWARD-LOOKING STATEMENTS..................................     148

INDEX TO FINANCIAL STATEMENTS...............................     F-1

APPENDIX A--Form of Amended and Restated Agreement of
Limited Partnership of
               MarkWest Energy Partners, L.P................     A-1
APPENDIX B--Form of Application for Transfer of Common
  Units.....................................................     B-1
APPENDIX C--Glossary of Terms...............................     C-1
APPENDIX D--Pro Forma Available Cash from Operating
  Surplus...................................................     D-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS AND NOTES TO THOSE FINANCIAL STATEMENTS. THE INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES (1) AN INITIAL PUBLIC OFFERING PRICE OF $20.00 PER UNIT AND (2) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. YOU SHOULD READ "RISK FACTORS" BEGINNING ON PAGE 15 FOR MORE INFORMATION ABOUT IMPORTANT FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING COMMON UNITS. WE INCLUDE A GLOSSARY OF SOME OF THE TERMS USED IN THIS PROSPECTUS AS APPENDIX C.

    REFERENCES IN THIS PROSPECTUS TO THE MIDSTREAM BUSINESS, "WE," "OURS," "US," OR LIKE TERMS WHEN USED IN A HISTORICAL CONTEXT REFER TO THE ASSETS OF THE MARKWEST HYDROCARBON MIDSTREAM BUSINESS THAT ARE BEING CONTRIBUTED TO US IN CONNECTION WITH THIS OFFERING, WHICH REPRESENT SUBSTANTIALLY ALL OF MARKWEST HYDROCARBON'S NATURAL GAS GATHERING AND PROCESSING AND NGL TRANSPORTATION, FRACTIONATION AND STORAGE BUSINESSES. REFERENCES IN THIS PROSPECTUS TO MARKWEST ENERGY PARTNERS, L.P., "WE," "OURS," "US," OR LIKE TERMS WHEN USED IN THE PRESENT TENSE OR PROSPECTIVELY REFER TO MARKWEST ENERGY PARTNERS, L.P., THE ISSUER OF SECURITIES IN THIS OFFERING. REFERENCES IN THIS PROSPECTUS TO "MARKWEST HYDROCARBON" REFER TO MARKWEST HYDROCARBON, INC. AND ITS DIRECT AND INDIRECT CONSOLIDATED SUBSIDIARIES. WE REFER TO NATURAL GAS LIQUIDS, SUCH AS PROPANE, BUTANES AND NATURAL GASOLINE, AS "NGLS" IN THIS PROSPECTUS.

                         MARKWEST ENERGY PARTNERS, L.P.

OVERVIEW

    We are engaged in the gathering and processing of natural gas and the transportation, fractionation and storage of NGLs. We are the largest processor of natural gas in the northeastern United States, processing gas from the Appalachian basin, one of the country's oldest natural gas producing regions, and from Michigan. We intend to expand our business through internal growth and acquisitions. Our assets include:

    APPALACHIA


    - five natural gas processing plants in Kentucky and West Virginia, which extract NGLs from natural gas and which processed an average of approximately 276,000 Mcf/d of natural gas for the year ended
      December 31, 2001;



    - 136 miles of NGL pipeline that transported approximately 360,000 gallons of NGLs per day to our fractionation plant for the year ended
      December 31, 2001;



    - a fractionation plant in Kentucky, which separates, or fractionates, NGLs into individual NGL products, and which produced approximately
      155 million gallons of NGL products (equivalent to approximately 425,000 gallons per day) for the year ended December 31, 2001; and


    - an 11 million-gallon underground NGL storage facility adjacent to our fractionation plant.

    MICHIGAN

    - a 90-mile gas gathering pipeline, which transported an average of approximately 8,800 Mcf/d of natural gas for the year ended December 31, 2001; and

    - a natural gas processing plant in western Michigan, which produced approximately eight million gallons of NGL products for the year ended December 31, 2001.


    Since MarkWest Hydrocarbon's inception in 1988, we have increased the size of our asset base through expansions and strategic acquisitions. As a result of our recently completed expansion of our Appalachian infrastructure, we were able to increase our processing volumes in Appalachia from

171,000 Mcf/d in 1999 to 276,000 Mcf/d in 2001 and our fractionation volumes from 113 million gallons in 1999 to 155 million gallons in 2001. We expect further growth in volumes in 2002 as we recognize a full year's impact of our expansion. On a pro forma basis for the year ended December 31, 2001, we generated EBITDA of $11.4 million and net income of $5.6 million.



    We will generate a substantial majority of our revenues by charging fees for our gathering, processing, transportation, fractionation, and storage services, and we believe that the fee-based nature of our revenues will provide us with a relatively stable base of cash flows. The balance of our revenues will be derived from percent-of-proceeds contracts under which we receive a fixed percentage of the sales price of the NGL products sold. On a pro forma basis, for the year ended December 31, 2001, we derived 54% of our revenues and 85% of our gross margin (defined as revenues less cost of sales) from our fee-based services and 46% of our revenues and 15% of our gross margin from our percent-of-proceeds based services.


OUR RELATIONSHIP WITH MARKWEST HYDROCARBON, INC.


    We were recently formed by MarkWest Hydrocarbon to acquire most of its natural gas gathering and processing and NGL transportation, fractionation and storage assets. Following this offering, MarkWest Hydrocarbon's primary operations will be natural gas exploration and production and the marketing of NGL products. MarkWest Hydrocarbon will be our largest customer and, on a pro forma basis for the year ended December 31, 2001, accounted for 83% of our revenues and 72% of our gross margin. We expect to derive a substantial portion of our revenues from the services we provide under our contracts with MarkWest Hydrocarbon for the foreseeable future. In addition, MarkWest Hydrocarbon and its affiliates will retain 60.0% of our limited partner interests following the offering and will direct our business operations through their ownership and control of our general partner. We do not have any employees. MarkWest Hydrocarbon employees will be responsible for conducting our business and operating our assets on our behalf as our agents. See "Business--Employees" on page 91.


    We will enter into several agreements with MarkWest Hydrocarbon at the closing of this offering, including:


    - a gas processing agreement pursuant to which MarkWest Hydrocarbon will agree to deliver to us all natural gas it receives from Columbia Gas Transmission Corporation for processing at our processing plants. MarkWest Hydrocarbon will pay us a monthly fee based on the natural gas volumes delivered to us for processing;



    - a transportation agreement pursuant to which MarkWest Hydrocarbon will agree to deliver all of its NGLs to us for transportation through our pipelines to our Siloam fractionator. MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons delivered to us for transportation; and



    - a fractionation agreement pursuant to which MarkWest Hydrocarbon will agree to deliver all of its NGLs to us for fractionation at our Siloam facility. MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons delivered to us for fractionation and a percentage of the proceeds from the sale of a portion of the NGL products produced; and



    - a natural gas liquids purchase agreement pursuant to which MarkWest Hydrocarbon agrees to receive and purchase, and we agree to deliver and sell, all of the NGL products we produce pursuant to our gas processing agreement with Equitable. Under the terms of this agreement, MarkWest Hydrocarbon will pay to us a purchase price equal to the proceeds it receives from the resale to third parties of such NGL products. This contract will also apply to any other NGL products we acquire. We will retain a percentage of the proceeds attributable to the sale of the NGL products we produce pursuant to our agreement with Equitable, and remit the balance from such NGL products sale proceeds to Equitable.

SUMMARY OF RISK FACTORS

    An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of common units. Please carefully read the risks relating to these matters described under "Risk Factors" beginning on page 15.

    RISKS INHERENT IN OUR BUSINESS

    - We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's fees and expenses to enable us to pay the minimum quarterly distribution each quarter.

    - A significant decrease in natural gas and NGL production in our areas of operation would reduce our ability to make distributions to our unitholders.

    - We depend upon third-parties for the raw natural gas we process and the NGLs we fractionate at our facilities, and any reduction in these quantities could reduce our ability to make distributions to our unitholders.

    - We derive the majority of our revenues from our gas processing, transportation, fractionation and storage agreements with MarkWest Hydrocarbon and its failure to satisfy its payment or other obligations under these agreements could reduce our revenues and cash flow and in turn reduce our ability to make distributions to our unitholders.

    - The fees charged MarkWest Hydrocarbon under the processing, transportation, fractionation and storage agreements may not escalate sufficiently to cover increases in costs and the agreements may not be renewed or may be suspended in some circumstances, which would reduce our ability to make distributions to our unitholders.

    - The amount of natural gas we gather and process and the amount of NGLs we transport and fractionate will decline over time unless new wells are connected to the gathering systems serving our facilities, particularly in Michigan.

    - Our profitability is affected by the volatility of NGL product prices and indirectly by natural gas prices.

    - The highly competitive nature of our industry could cause us to lose customers and future business opportunities, thereby reducing our revenues and limiting our future financial performance.

    - Our profitability depends upon the demand for our services and prices for our products.

    - We are subject to operating and litigation risks that may not be covered by insurance.

    - Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and future war or risk of war may adversely impact our results of operations.

    - Our business is subject to federal, state and local laws and regulations with respect to environmental, safety and other regulatory matters, and the violation of or the cost of compliance with such laws and regulations could adversely affect our profitability.

    - We are indemnified for liabilities arising from an ongoing remediation of property on which our facilities are located and our results of operation and our ability to make cash distributions to our unitholders could be adversely affected if the indemnifying party fails to perform its indemnification obligation.

    - Due to our lack of asset diversification, adverse developments in our gathering, processing, transportation, fractionation and storage businesses would reduce our ability to make distributions to unitholders.


    RISKS INHERENT IN AN INVESTMENT IN US

    - Cost reimbursements and fees due our general partner may be substantial and will reduce our cash available for distribution to you.

    - MarkWest Hydrocarbon and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our unitholders.

    - Unitholders have less ability to elect or remove management than holders of common stock in a corporation.


    TAX RISKS TO OUR UNITHOLDERS


    - The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

    - A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by our general partner and all of the unitholders.

    - You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

    - Tax gain or loss on the disposition of our common units could be different than expected.

COMPETITIVE STRENGTHS

    Our competitive strengths include:

    - STRATEGIC APPALACHIAN BASIN LOCATION. We are the largest processor of natural gas in Appalachia, where the majority of our assets are located, and we believe our significant presence and asset base there provide us with a competitive advantage in capturing new supplies of natural gas. Approximately 2,500 drilling permits for gas wells were issued in 2001 in Kentucky and West Virginia, while total production in these two states grew approximately 38% from 1996 to 2000.

    - STABLE CASH FLOWS. We will generate a substantial majority of our revenues from the fees we charge for providing gathering, processing, transportation, fractionation, and storage services. We believe that the fee-based nature of our business and the long-term nature of our contracts, which are supported by the long-lived reserves behind our Appalachian processing plants, will provide us with a relatively stable base of cash flows.

    - PREMIUM MARKETS. Natural gas and NGLs produced in Appalachia typically command premium pricing given Appalachia's location in the northeast United States. Higher relative prices for NGL products benefit us directly through our percent-of-proceeds contracts. In addition, while drilling levels have declined in the past year due to lower natural gas prices, we believe the higher relative prices for natural gas encourage continued development of natural gas production in the region as compared to other regions.

    - CONCENTRATED AND INTEGRATED OPERATIONS. The concentration and integration of our operations and the efficiencies of our facilities create operational synergies that allow us to provide cost effective service to our customers. Our concentrated infrastructure, available land and storage assets in Appalachia provide us with a platform for additional cost-effective expansion.

    - LONG-TERM CONTRACTS. Pursuant to our long-term contracts with MarkWest Hydrocarbon and with Equitable, we process substantially all of the natural gas delivered into two of the three largest gathering systems in Appalachia and fractionate the NGLs extracted from such gas.


    - EXPERIENCED MANAGEMENT WITH OPERATIONAL AND ENGINEERING EXPERTISE. Our management team has an average of 20 years experience in the natural gas industry and our facilities managers have been continuously operating many of our facilities for more than 13 years. Our technical and operational expertise has enabled us to upgrade existing facilities, as well as design and build new facilities.

    - FINANCIAL FLEXIBILITY. At closing, we expect to have a $60 million credit facility, with an initial availability of $39 million, $25.5 million of which is expected to be drawn at closing. This facility, together with our ability to issue additional partnership interests for financing and acquisition purposes, should provide us with a flexible financial structure that will facilitate the execution of our business strategy.

BUSINESS STRATEGIES

    Our primary strategy is to increase distributable cash flow per unit by:

    - INCREASING UTILIZATION OF OUR EXISTING FACILITIES. We seek to capture additional natural gas production from existing customers and to provide our services to other natural gas producers in our areas of operation. With our recent Appalachian expansion and current excess capacity, we can increase throughput at our facilities with minimal incremental costs.

    - EXPANDING OPERATIONS THROUGH NEW CONSTRUCTION. By leveraging our existing infrastructure and customer relationships, we intend to continue expanding our asset base in Appalachia to meet the anticipated need for additional processing, transportation, fractionation, and storage facilities as the production of natural gas in the region continues to grow. We expect to expand in the future by both constructing new facilities and increasing the capacity of our existing facilities.

    - EXPANDING OPERATIONS THROUGH ACQUISITIONS. We believe our management team has established a successful track record for completing strategic acquisitions. We intend to continue to pursue strategic acquisitions of midstream assets and businesses in our existing areas of operation in order to leverage our current asset base, personnel and customer relationships. In addition, we also review opportunities to acquire assets outside of our existing areas of operation with a view towards creating new core operating areas.

    - CAPITALIZING ON OUR RELATIONSHIP WITH MARKWEST HYDROCARBON. We believe that our relationship with MarkWest Hydrocarbon will provide us with opportunities to expand our operations as MarkWest Hydrocarbon continues to expand its exploration and production operations. This growth opportunity may include additional throughput in our existing areas of operation, as well as the opportunity to build or acquire additional midstream assets.

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

    All of our operations will be conducted through, and our operating assets will be owned by, our subsidiaries. We will own all of our subsidiaries through MarkWest Energy Operating Company, L.L.C. Upon consummation of the offering of the common units and the related transactions:


    - MarkWest Hydrocarbon, Inc. will own a 91.4% interest in MarkWest Energy GP, L.L.C., our general partner. Officers of our general partner and officers and key employees of MarkWest Hydrocarbon will own the remaining 8.6% interest in MarkWest Energy GP, L.L.C.;


    - MarkWest Energy GP, L.L.C., our general partner, will own the 2% general partner interest in us, as well as the incentive distribution rights;


    - MarkWest Hydrocarbon, Inc. will own 2,975,136 subordinated units and officers of our general partner and officers and key employees of MarkWest Hydrocarbon will own an aggregate of 24,864 subordinated units, totaling an aggregate 58.8% limited partner interest in us;


    - we will own all of the membership interests in the operating company; and

    - the operating company will own 100% of its various subsidiary companies.

    Our general partner is entitled to distributions on its general partner interest and, if any, on its incentive distribution rights. Our general partner has sole responsibility for conducting our business and for managing our operations. Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

    Our principal executive offices are located at 155 Inverness Drive West, Suite 200, Englewood, Colorado 80112, and our phone number is (303) 290-8700.

    The chart on the following page depicts the organization and ownership of MarkWest Energy Partners, L.P. and the operating company after giving effect to the offering of the common units and the related formation transactions.

         [Graphic showing Ownership of MarkWest Energy Partners, L.P.]

                                  THE OFFERING


Common units offered to the
  public.....................  2,000,000 common units.

                               2,300,000 common units if the underwriters exercise their over-
                               allotment option in full.

Units outstanding after this
  offering...................  2,000,000 common units and 3,000,000 subordinated units, representing a 39.2% and 58.8% limited partner interest in MarkWest
                               Energy Partners, L.P.

Cash distributions...........  We intend to make minimum quarterly distributions of $0.50 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

                                          first, 98% to the common units and 2% to our general
                               -          partner, until each common unit has received a minimum
                                          quarterly distribution of $0.50 plus any arrearages from
                                          prior quarters;

                                          second, 98% to the subordinated units and 2% to our
                               -          general partner, until each subordinated unit has
                                          received a minimum quarterly distribution of $0.50; and

                                          third, 98% to all units, pro rata, and 2% to our general
                               -          partner, until each unit has received a distribution of
                                          $0.55 per quarter.

                               If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

                               We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. These reserve funds are meant to provide for the proper conduct of our business including funds needed to provide for our operations as well as to comply with applicable debt instruments. As we cannot estimate the size of these reserves for any given quarter at this time, we cannot assure you that, after the establishment of reserves, we will have cash on hand for distribution to our unitholders. We refer to this cash available for distribution as
                               "available cash," and we define its meaning in our partnership agreement and in the glossary in Appendix C. The amount of available cash may be greater than or less than the minimum quarterly distribution.

                               We believe that, based on the assumptions listed on pages 43 and 44 of this prospectus, we will have sufficient cash from operations for each quarter to make the minimum quarterly distribution of $0.50 for each quarter through March 31, 2003. The amount of pro forma cash available for distribution generated during 2001 would have been sufficient to allow us to pay the full minimum quarterly
                               distribution on all of the common units and 93% of the full minimum quarterly distribution on the subordinated units during this period.
                               Please read "Cash Available for Distribution" beginning on page 42.

Subordination period.........  The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before
                               March 31, 2009.

                               When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of
  subordinated units.........  Our partnership agreement provides that subordinated units may convert into common units prior to March 31, 2009 in the following circumstances:

                                          If our cash distributions equal or exceed $2.00 on each
                               -          common unit and subordinated unit, and certain other
                                          tests are met, for any three consecutive four-quarter
                                          periods ending on or after March 31, 2005, 20% of the
                                          subordinated units will convert into common units on a
                                          one-for-one basis at the end of such three-year period.
                                          If we meet these tests for any quarter ending on or after
                                          March 31, 2006, 2007 or 2008, as the case may be, an
                                          additional 20% of the subordinated units will convert
                                          into common units after each such date. The early
                                          conversion of the second, third or fourth 20% of the
                                          subordinated units under this provision may not occur
                                          until at least one year after the early conversion of the
                                          first, second or third 20% of subordinated units, as the
                                          case may be.

                                          In addition, if our cash distributions equal or exceed
                               -          $2.50 on each common unit and subordinated unit, and
                                          certain other tests are met, for any two consecutive
                                          four-quarter periods ending on or after March 31, 2005,
                                          then 20% of the subordinated units will convert into
                                          common units on a one-for-one basis at the end of such
                                          two-year period. This additional early conversion is a
                                          one time occurrence.

                                          In addition, if our cash distributions equal or exceed
                               -          $3.00 on each common unit and subordinated unit, and
                                          certain other tests are met, for any two consecutive
                                          four-quarter periods ending on or after March 31, 2005,
                                          then 20% of the subordinated units will convert into
                                          common units on a one-for-one basis at the end of such
                                          two-year period. This additional early conversion is a
                                          one time occurrence.

                               For example, if our cash distributions were $2.00 on each common unit and subordinated unit for the four quarters ending March 31,
                               2003 and were $3.00 on each common unit and subordinated unit for the four quarters ending March 31, 2004 and for the four quarters ending March 31, 2005, and certain other tests were met, 60% of the subordinated units would convert into common units with respect to the quarter ending March 31, 2005. If our cash distributions were then $2.00 on each unit for the four quarters ending March 31, 2006, an additional 20% of the subordinated units would convert.

                               Generally, the earliest possible date by which all subordinated units may be converted into common units is March 31, 2007.

Issuance of additional
  units......................  In general, during the subordination period we can issue up to
                               1,000,000 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, capital improvements or debt repayments that increase cash flow from operations per unit on a pro forma basis.

Voting rights................  Our general partner will manage and operate MarkWest Energy
                               Partners, L.P. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates.

Limited call right...........  If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable
  income to distributions....  We estimate that if you hold the common units you purchase in this offering through December 31, 2005, you will be allocated, on a cumulative basis, an amount of federal taxable income for that
                               period that will be approximately    % of the cash distributed to
                               you with respect to that period. Please read "Material Tax
                               Consequences--Tax Consequences of Unit Ownership--Ratio of Taxable
                               Income to Distributions" on page 132 for the basis of this estimate.

Exchange listing.............  We have applied to list the common units on the American Stock
                               Exchange under the symbol "MWE."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table shows summary historical financial and operating data of the MarkWest Hydrocarbon Midstream Business, or Midstream Business, as of and for the periods indicated and the summary pro forma financial and operating data of MarkWest Energy Partners as of and for the year ended December 31, 2001. The Midstream Business represents substantially all of MarkWest Hydrocarbon's natural gas gathering and processing and NGL transportation, fractionation and storage businesses. The summary historical financial data for the Midstream Business for the years ended December 31, 1999, 2000 and 2001 are derived from the audited financial statements of the Midstream Business.


    The summary pro forma financial data presented below as of and for the year ended December 31, 2001 are derived from the unaudited pro forma financial statements. Our summary pro forma financial statements show the pro forma effect of the contribution of most of the assets, liabilities and operations of the Midstream Business to our operating company, the offering, and the related formation transactions. The assets of the Midstream Business that are not being contributed to us include certain working capital items and deferred income taxes. The related formation transactions include the execution of a number of contracts between MarkWest Hydrocarbon and us pursuant to which we will perform processing, transportation, fractionation and storage services for a fee. The unaudited pro forma balance sheet assumes the offering and related formation transactions occurred as of December 31, 2001, and the unaudited pro forma statement of operations assumes the offering and related formation transactions occurred on January 1, 2001.


    The historical financial statements differ substantially from our unaudited pro forma financial statements, principally because of the contracts we will enter into with MarkWest Hydrocarbon at the closing of this offering. The largest of these differences is in revenues and cost of sales. Historically, revenues and cost of sales in the Midstream Business were higher because:

    - its revenues included the aggregate sales price for all the NGL products produced in its operations; and

    - its cost of sales included the cost of natural gas purchases needed to replace the Btu content of the NGLs extracted in its processing operations and the percentage of the proceeds from the sale of NGL products remitted to producers under percent-of-proceeds contracts.

    In contrast, on a pro forma basis, our revenues and cost of sales will for the most part not include these historical items. Instead,

    - our revenues will include just the fees we will receive for the provision of gathering, processing, transportation, fractionation and storage services and the aggregate proceeds from NGL sales we receive under our percent-of-proceeds contracts; and

    - our cost of sales will primarily consist of the percentage of proceeds from the sale of NGL products remitted to producers under our percent-of-proceeds contracts.


    Accordingly, whereas the Midstream Business' historical results of operations depended on the volumes of NGL products sold and the difference between the sale price of NGL products and the cost of natural gas, our unaudited pro forma results of operations depend primarily on the volume of natural gas processed and NGLs fractionated, and, to the extent of our percent-of-proceeds contracts, the market price of NGL products. Percent-of-proceeds based services accounted for 46% of our pro forma revenues and 15% of our pro forma gross margin (defined as revenues less cost of sales) for the year ended December 31, 2001.


    We define EBITDA as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

    Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them.


    We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 57.

                                                                                                                      MARKWEST
                                                                                                                      ENERGY--
                                                                                                                      PRO FORMA
                                                   MARKWEST HYDROCARBON MIDSTREAM BUSINESS--HISTORICAL              -------------
                                         ------------------------------------------------------------------------       YEAR
                                                                 YEAR ENDED DECEMBER 31,                                ENDED
                                         ------------------------------------------------------------------------   DECEMBER 31,
                                             1997           1998           1999           2000           2001           2001
                                         ------------   ------------   ------------   ------------   ------------   -------------
                                                        (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................  $     59,087   $     42,676   $     57,490   $    109,810   $     93,675   $     48,420
Operating expenses:
  Cost of sales........................        28,792         26,260         33,549         71,341         65,483         17,807
  Operating expenses...................         9,888          8,918         10,514         13,224         13,138         14,748
  General and administrative
    expenses...........................         3,643          3,094          3,971          4,733          5,047          4,423
  Depreciation and amortization........         2,164          2,958          3,413          4,341          4,490          4,490
                                         ------------   ------------   ------------   ------------   ------------   ------------
    Total operating expenses...........        44,487         41,230         51,447         93,639         88,158         41,468
                                         ------------   ------------   ------------   ------------   ------------   ------------
    Income from operations.............        14,600          1,446          6,043         16,171          5,517          6,952
Interest expense.......................            46            824          1,741          1,697          1,307          1,386
                                         ------------   ------------   ------------   ------------   ------------   ------------
    Income before income taxes.........        14,554            622          4,302         14,474          4,210          5,566
  Provision for income taxes...........         5,569            235          1,631          5,693          1,624             --
                                         ------------   ------------   ------------   ------------   ------------   ------------
    Net income.........................  $      8,985   $        387   $      2,671   $      8,781   $      2,586   $      5,566
                                         ============   ============   ============   ============   ============   ============
Pro forma net income per limited
  partner unit.........................                                                                             $       1.09
                                                                                                                    ============

BALANCE SHEET DATA (AT PERIOD END):
Working capital........................  $      5,306   $      1,914   $      4,083   $      6,047   $     18,240   $      2,500
Property and equipment, net............        46,059         62,564         69,695         77,501         82,008         82,008
Total assets...........................        66,104         69,540         80,776         95,520        104,891         85,408
Total debt, including debt due to
  parent...............................            --         22,875         17,956         20,782         19,179         25,500
Capital/partnership equity.............        56,888         35,288         46,646         50,751         65,429         59,908

CASH FLOW DATA:
Net cash flow provided by (used in):
  Operating activities.................  $     14,024   $      8,521   $      6,776   $     13,997   $       (524)
  Investing activities.................       (22,782)        (9,463)       (10,544)       (12,147)        (8,997)
  Financing activities.................         8,758            942          3,768         (1,850)         9,521

OTHER FINANCIAL DATA:
EBITDA.................................  $     16,764   $      4,404   $      9,456   $     20,512   $     10,007   $     11,442

Maintenance capital expenditures.......  $        398   $        415   $        489   $        955   $        576   $        576
Expansion capital expenditures.........        10,766          9,048         10,055         11,192          9,075          9,075
                                         ------------   ------------   ------------   ------------   ------------   ------------
  Total capital expenditures...........  $     11,164   $      9,463   $     10,544   $     12,147   $      9,651   $      9,651
                                         ============   ============   ============   ============   ============   ============

OPERATING DATA:
Appalachia:
  Natural gas processed (Mcf/d) (1)....       170,000        170,000        171,000        235,000        276,000        276,000
  NGL product production--Siloam plant
    (gallons)..........................   102,500,000    102,900,000    113,000,000    148,100,000    154,500,000    154,500,000

Michigan:
  Pipeline throughput (Mcf/d)..........         8,900         16,000         17,800         11,000          8,800          8,800
  NGL sales (gallons)..................            --     10,600,000     13,500,000      9,200,000      8,000,000      8,000,000


------------


(1) Includes only natural gas processed at facilities owned by the Midstream Business or by MarkWest Energy on a pro forma basis. From 1997 to 1999, the Midstream Business owned only the Kenova and Boldman gas processing plants. In 2000, the Midstream Business acquired the Cobb gas processing plant and constructed the Maytown gas processing plant. In 2001, the Midstream Business constructed the Kermit gas processing plant.

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES


    MarkWest Energy GP, L.L.C., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because our general partner is owned in part by MarkWest Hydrocarbon, its officers and directors have fiduciary duties to manage the business of our general partner in a manner beneficial to MarkWest Hydrocarbon and its stockholders. The officers and directors of our general partner have significant relationships with, and responsibilities to, MarkWest Hydrocarbon. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities" beginning on page 107.


    Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.


    We will enter into an agreement with MarkWest Hydrocarbon and its affiliates under which they will generally agree not to engage in the business of processing natural gas and transporting, fractionating and storing natural gas liquids. In addition, MarkWest Hydrocarbon will agree to provide us with certain general and administrative services. We will agree to reimburse MarkWest Hydrocarbon for the cost of these services, provided that we will not be required to reimburse MarkWest Hydrocarbon for more than $4.9 million in the first year following the offering. For a more detailed discussion of this agreement, please read "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 101. In addition to the omnibus agreement, we will enter into several agreements at closing pursuant to which we will provide natural gas processing and NGL transportation, fractionation and storage services to MarkWest Hydrocarbon and its affiliates. For a more detailed discussion of these agreements, please read "Certain Relationships and Related Transactions" beginning on page 100.

                                  RISK FACTORS

    LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM THE CAPITAL STOCK OF A CORPORATION, ALTHOUGH MANY OF THE BUSINESS RISKS TO WHICH WE ARE SUBJECT ARE SIMILAR TO THOSE THAT WOULD BE FACED BY A CORPORATION ENGAGED IN A SIMILAR BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE COMMON UNITS.

    IF ANY OF THE FOLLOWING RISKS WERE ACTUALLY TO OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT CASE, WE MIGHT NOT BE ABLE TO PAY DISTRIBUTIONS ON OUR COMMON UNITS, THE TRADING PRICE OF OUR COMMON UNITS COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS INHERENT IN OUR BUSINESS

WE MAY NOT HAVE SUFFICIENT CASH AFTER THE ESTABLISHMENT OF CASH RESERVES AND PAYMENT OF OUR GENERAL PARTNER'S FEES AND EXPENSES TO ENABLE US TO PAY THE MINIMUM QUARTERLY DISTRIBUTION EACH QUARTER.

    We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay our general partner's fees and expenses and set aside any cash reserve amounts before making a distribution to our unitholders. Our ability to pay the minimum quarterly distribution each quarter will depend upon a number of factors, some of which are beyond our control, including:

    - cash flow generated by our operations;

    - the costs of acquisitions, if any;

    - fluctuations in our working capital;

    - restrictions contained in our debt instruments and required payments of principal and interest on our debt;

    - our ability to make borrowings under our credit facility;

    - the level of capital expenditures we make;

    - prevailing economic conditions; and

    - the amount, if any, of cash reserves made by our general partner in its discretion.

    Furthermore, you should be aware that our ability to pay the minimum quarterly distribution each quarter depends primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, we may make cash distributions during periods when we record losses and may not make distributions during periods when we record profits.


    The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interests to be outstanding immediately after the offering is approximately $10.2 million. If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the year ended December 31, 2001 would have been approximately $9.8 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the common units and 93% of the full minimum quarterly distribution on the subordinated units during the period indicated. For a calculation of our ability to make distributions to unitholders based on our pro forma results for 2001, please read "Cash Available for Distribution" beginning on page 42 and Appendix D.

A SIGNIFICANT DECREASE IN NATURAL GAS AND NGL PRODUCTION IN OUR AREAS OF OPERATION WOULD REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

    Our profitability is materially impacted by the volume of raw natural gas processed and NGLs fractionated at our facilities. A material decrease in natural gas production in our areas of operation, as a result of depressed commodity prices or otherwise, would result in a decline in the volume of raw natural gas delivered to our facilities for processing and NGLs delivered to our facility for fractionation, which would reduce our revenue and operating income and, therefore, reduce our ability to make distributions to our unitholders. Depressed natural gas prices may result in producers shutting in natural gas wells, in which case raw natural gas and NGL production would decline significantly.

WE DEPEND UPON THIRD PARTIES FOR THE RAW NATURAL GAS WE PROCESS AND THE NGLS WE FRACTIONATE AT OUR FACILITIES, AND ANY REDUCTION IN THESE QUANTITIES COULD REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


    We depend upon Columbia Natural Resources, Inc. and Equitable Production Company, and not MarkWest Hydrocarbon's exploration and production operations, to provide a significant portion of the raw natural gas and NGLs for our processing, transportation, fractionation, and storage facilities in the Appalachian basin. Columbia Natural Resources, Inc., which we refer to in the prospectus as Columbia Resources, is a subsidiary of NiSource Inc. Equitable Production Company, which we refer to in this prospectus as Equitable, is a subsidiary of Equitable Resources, Inc. In 2001, on a pro forma basis, we received approximately 21% of the raw natural gas that we processed from Columbia Resources and 31% from Equitable, and we received approximately 20% of the NGLs that we fractionated from Columbia Resources and 31% from Equitable.



    Raw natural gas from Columbia Resources, Equitable and the other third party producers are committed to us pursuant to our processing agreements with MarkWest Hydrocarbon and our contract with Equitable. The raw gas and NGLs committed to us by MarkWest Hydrocarbon are in turn committed to it pursuant to its agreements with third party producers as described in "Business--MarkWest Hydrocarbon--MarkWest Hydrocarbon's Contracts with Columbia Gas, Columbia Resources and Appalachian Producers" beginning on page 84. We depend on these contracts, and not MarkWest Hydrocarbon's own production, for our supply of natural gas and NGLs. Pursuant to these contracts, Columbia Resources, Equitable and the other producers are under no obligation to deliver a specific quantity of raw gas or NGLs to our facilities. If Columbia Resources, Equitable or a significant number of other producers were to decrease materially the supply of raw natural gas or NGLs to our facilities for any reason, we could experience difficulty in replacing those lost volumes. Because our operating costs are primarily fixed, a reduction in the volumes of raw natural gas or NGLs delivered to us would result not only in a reduction of revenues but also a decline in net income and cash flow of similar or greater magnitude, which would reduce our ability to make distributions to our unitholders.


WE DERIVE THE MAJORITY OF OUR REVENUES FROM OUR GAS PROCESSING, TRANSPORTATION, FRACTIONATION AND STORAGE AGREEMENTS WITH MARKWEST HYDROCARBON AND ITS FAILURE TO SATISFY ITS PAYMENT OR OTHER OBLIGATIONS UNDER THESE AGREEMENTS COULD REDUCE OUR REVENUES AND CASH FLOW AND IN TURN REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


    For the year ended December 31, 2001, MarkWest Hydrocarbon accounted for approximately 83% of our pro forma revenues and 72% of our pro forma gross margin (defined as revenues less cost of sales). These revenues and margins are generated by the volumes of raw natural gas contractually committed to MarkWest Hydrocarbon by the Appalachian producers described above, and for which we will provide MarkWest Hydrocarbon processing, transportation, fractionation and storage services for a fee. We expect to derive a substantial portion of our revenues from the services we provide under our contracts with MarkWest Hydrocarbon for the foreseeable future. Any default or nonperformance by MarkWest Hydrocarbon of its contractual obligations to us could significantly reduce our revenues and cash flows and reduce our ability to make distributions to our unitholders. Thus, any factor or event adversely affecting MarkWest Hydrocarbon's business or its ability to perform under its contracts with us or its other contracts related to our business could also adversely affect us. Following the offering, MarkWest Hydrocarbon's operations will consist primarily of the exploration and production assets it is retaining, as well as its retained ownership in us. While MarkWest Hydrocarbon's exploration and production activities will not provide volumes for our assets, their development will impact MarkWest Hydrocarbon's business or ability to perform under its contracts. This performance could be adversely affected by many factors, including the following:


    - a significant decline in natural gas production;

    - fluctuations in the prices of natural gas and NGL products;

    - its inability to replace reserves;

    - difficulty in obtaining the capital necessary to develop its reserves;

    - operational risks associated with its exploration and production activities; or

    - any other factor.


THE FEES CHARGED MARKWEST HYDROCARBON AND EQUITABLE UNDER THE PROCESSING, TRANSPORTATION, FRACTIONATION AND STORAGE AGREEMENTS MAY NOT ESCALATE SUFFICIENTLY TO COVER INCREASES IN COSTS AND THE AGREEMENTS MAY NOT BE RENEWED OR MAY BE SUSPENDED IN SOME CIRCUMSTANCES, WHICH WOULD REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.



    Our costs may increase at a rate greater than the rate that the fees that we charge MarkWest Hydrocarbon and Equitable increase pursuant to our contracts with them. Furthermore, MarkWest Hydrocarbon's commitments under our contracts extend until 2012, and Equitable's commitments under our contract extend until 2015 at which time the contracts may or may not be renewed.



    Additionally, both MarkWest Hydrocarbon's and Equitable's obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of either natural gas and/or NGLs are curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of equipment or facilities of MarkWest Energy Partners, L.P., MarkWest Hydrocarbon, Columbia Resources, Columbia Gas Transmission Corporation, Equitable, or other third-party producers. If the escalation of fees is insufficient to cover increased costs, if MarkWest Hydrocarbon or Equitable, as the case may be, does not renew or extend its contracts with us, or if MarkWest Hydrocarbon or Equitable, as the case may be, suspends or terminates its contracts with us, our ability to make distributions to our unitholders will be reduced. Columbia Gas Transmission Corporation, which we refer to in this prospectus as Columbia Gas, is a subsidiary of NiSource Inc.


THE AMOUNT OF NATURAL GAS WE GATHER AND PROCESS AND THE AMOUNT OF NGLS WE TRANSPORT AND FRACTIONATE WILL DECLINE OVER TIME UNLESS NEW WELLS ARE CONNECTED TO THE GATHERING SYSTEMS SERVING OUR FACILITIES, PARTICULARLY IN MICHIGAN.


    Production of natural gas from a well generally declines over time until it is no longer economical to produce natural gas from it and it is plugged and abandoned. Decline rates in Michigan have historically been much higher than decline rates in Appalachia. On a pro forma basis for the year ended
December 31, 2001, approximately 15% of our revenues were from Michigan. Failure to connect new wells to our gathering system could, therefore, result in the amount of natural gas we gather and process in Michigan being reduced substantially over time and could, upon exhaustion of the current wells, cause us to abandon our gathering system and, possibly, cease gathering operations. Additionally, the failure to connect new wells to the gathering systems feeding our processing plants could result in the amount of natural gas we process and the amount of NGLs we transport and fractionate being reduced over time. As a consequence of such a decline, our revenues and our ability to make distributions to unitholders would be materially adversely affected.


OUR PROFITABILITY IS AFFECTED BY THE VOLATILITY OF NGL PRODUCT PRICES AND INDIRECTLY BY NATURAL GAS PRICES.

    The profitability of our natural gas processing and NGL fractionation operations is affected by volatility in prevailing NGL product prices and indirectly by natural gas prices. Changes in the prices of NGL products correlate closely with changes in the price of crude oil. NGL product and natural gas prices have been subject to significant volatility in recent years in response to relatively minor changes in the supply and demand for NGL products and natural gas, market uncertainty and a variety of additional factors that are beyond our control, including:

    - the level of domestic oil, natural gas and NGL production;

    - imports of crude oil, natural gas and NGLs;

    - seasonality;

    - the condition of the United Stated economy;

    - political conditions in other oil-producing and natural gas-producing countries; and

    - domestic government regulation, legislation and policies.

    Changes in NGL product prices directly impact our gross margin as 23% of the NGLs we fractionate in Appalachia and all of the NGLs we extract in Michigan are pursuant to contracts containing a percent-of-proceeds component. Under such contracts, we receive a portion of the sales price of the NGL products produced as compensation for our services. On a pro forma basis for the year ended December 31, 2001, a $0.01 per gallon change in NGL prices would have impacted our gross margin by $86,000. Changes in natural gas prices indirectly may impact our profitability since prices can influence drilling activity and well operations and thus the volume of gas we process.

THE HIGHLY COMPETITIVE NATURE OF OUR INDUSTRY COULD CAUSE US TO LOSE CUSTOMERS AND FUTURE BUSINESS OPPORTUNITIES, THEREBY REDUCING OUR REVENUES AND LIMITING OUR FUTURE FINANCIAL PERFORMANCE.

    Our competitors include large oil, natural gas, refining and petrochemical companies, some of whom have greater financial resources and access to raw natural gas and NGL supplies than we do. Our Siloam fractionation facility competes for volumes of mixed NGLs with other facilities in the region. Additionally, our customers who gather gas through facilities that are not otherwise dedicated to us may develop their own processing and fractionation facilities in lieu of using our services. In addition, certain of our competitors may have advantages in competing for acquisitions or other new business opportunities because of their financial resources and access to raw natural gas and NGL supplies.

OUR PROFITABILITY DEPENDS UPON THE DEMAND FOR OUR SERVICES AND PRICES FOR OUR PRODUCTS.

    Products we process are principally used as fuel for residential and commercial heating, feedstocks in petrochemical manufacturing, and in the production of motor gasoline. A reduction in demand for these products by the petrochemical, refining or heating industries, whether because of general economic conditions, reduced demand by consumers for the end products made with NGL products, increased competition from petroleum-based products due to pricing differences, regulations affecting the content of motor gasoline or other reasons, could impact our profitability.

WE ARE SUBJECT TO OPERATING AND LITIGATION RISKS THAT MAY NOT BE COVERED BY INSURANCE.

    Our operations are subject to all operating hazards and risks incidental to processing, transporting, fractionating, and storing natural gas and NGLs. These hazards include:

    - damage to pipelines, plants, related equipment and surrounding properties caused by floods and other natural disasters;

    - inadvertent damage from construction and farm equipment;

    - leakage of natural gas, NGLs and other hydrocarbons;

    - fires and explosions; and

    - other hazards, including those associated with high-sulfur content, or sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

    As a result, we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED ON SEPTEMBER 11, 2001, HAVE RESULTED IN INCREASED COSTS, AND FUTURE WAR OR RISK OF WAR MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

    The impact that the terrorist attacks of September 11, 2001 may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that infrastructure facilities, including pipelines, production facilities, and transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror.


    The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the September 11 attacks may make certain types of insurance more difficult for us to obtain. We may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11, 2001. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.


OUR BUSINESS IS SUBJECT TO FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS WITH RESPECT TO ENVIRONMENTAL, SAFETY AND OTHER REGULATORY MATTERS, AND THE VIOLATION OF OR THE COST OF COMPLIANCE WITH SUCH LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

    Our business is subject to the jurisdiction of numerous governmental agencies with respect to a wide range of environmental, safety and other regulatory matters. We could be adversely affected by increased costs due to more strict pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely impact our products and activities, including the gathering, processing, transportation, fractionation, and storage of raw natural gas and NGLs. Federal and state agencies also could impose additional safety requirements, any of which could affect our profitability. In addition, we face the risk of accidental releases or spills associated with our operations, which could result in material costs and liabilities, including those relating to claims for damages to property and persons.

WE ARE INDEMNIFIED FOR LIABILITIES ARISING FROM AN ONGOING REMEDIATION OF PROPERTY ON WHICH OUR FACILITIES ARE LOCATED AND OUR RESULTS OF OPERATION AND OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS COULD BE ADVERSELY AFFECTED IF THE INDEMNIFYING PARTY FAILS TO PERFORM ITS INDEMNIFICATION OBLIGATION.


    Columbia Gas is the previous or current owner of the property on which our Kenova, Boldman, Cobb and Kermit facilities are located and is the previous operator of our Boldman and Cobb facilities. Columbia Gas is involved in ongoing remediation of the real property underlying these four facilities pursuant to an "Administrative Order by Consent for Removal Actions" entered into by Columbia Gas and the U.S. Environmental Protection Agency and, in the case of the Boldman facility, an "Agreed Order" with the Kentucky Natural Resources and Environmental Protection Cabinet. Please see "Business--Environmental Matters--Ongoing Remediation and Indemnification from Columbia Gas" beginning on page 89 for a more detailed description of these matters.


    Columbia Gas has agreed to retain sole liability and responsibility for, and to indemnify MarkWest Hydrocarbon against, any environmental liabilities associated with these regulatory orders or the real property underlying these facilities to the extent such liabilities arose prior to the effective date of the agreements pursuant to which such properties were acquired or leased from Columbia Gas. While we are not a party to the agreement under which Columbia agreed to indemnify MarkWest Hydrocarbon, MarkWest Hydrocarbon has agreed to provide to us the benefit of this indemnity, as well as any other third-party environmental indemnity of which it is a beneficiary. MarkWest Hydrocarbon has also agreed to provide us an additional environmental indemnity pursuant to the terms of the omnibus agreement. Our results of operation and our ability to make cash distributions to our unitholders could be adversely affected if in the future either Columbia Gas or MarkWest Hydrocarbon fails to perform under the indemnification provisions of which we are the beneficiary.

IF WE ARE UNABLE TO MAKE ACQUISITIONS ON ECONOMICALLY ACCEPTABLE TERMS, OUR FUTURE GROWTH MAY BE LIMITED.

    Our future growth will depend in part on our ability to make acquisitions of assets and businesses at attractive prices. From time to time, we will evaluate and seek to acquire assets or businesses that we believe complement our existing business and related assets. Any acquisition involves potential risks, including:

    - the inability to integrate the operations of recently acquired businesses or assets;

    - the diversion of management's attention from other business concerns;

    - the loss of customers or key employees from the acquired businesses; and

    - a significant increase in our indebtedness.

    If we consummate any future acquisition, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

EXPANDING OUR BUSINESS BY CONSTRUCTING OR EXPANDING FACILITIES SUBJECTS US TO RISKS THAT ADDITIONAL RAW NATURAL GAS SUPPLIES WILL NOT BE AVAILABLE AND TO RISKS THAT THE COSTS MIGHT EXCEED OUR EXPECTATIONS.

    Part of our strategy is to grow our business by constructing new facilities and by increasing the capacity of our existing facilities. We may construct new facilities or expand existing facilities to capture anticipated future growth in production that does not ultimately materialize. As a result, there is the risk that new or expanded facilities may not be able to attract enough natural gas to achieve profitability. In addition, the construction of new facilities and the expansion of existing facilities requires significant expenditures, which may exceed our expectations and budgets and negatively affect our results of operations.

THE AMOUNT OF GAS WE PROCESS MAY BE REDUCED IF THE PIPELINES TO WHICH WE REDELIVER THE PROCESSED GAS CANNOT OR WILL NOT ACCEPT THE GAS.

    All of the natural gas we process is redelivered, after removing the NGLs, into pipelines for further delivery to end users. If these pipelines cannot or will not accept redelivery of the gas we have processed due to downstream constraints on the pipeline, we will be forced to limit or stop the throughput of gas through our processing systems. In addition, interruption of pipeline service upstream of our processing facilities would likewise limit or stop throughput through our processing facilities. Such interruptions or constraints on pipeline service may be caused by any number of factors beyond our control, including necessary and scheduled maintenance as well as unexpected damage to the pipeline. Since our revenues and gross margin depend upon the volumes of natural gas we process, and the related throughput of NGLs through our transportation, fractionation and storage facilities, any such limitation or reduction of volumes through our processing facilities could result in a material reduction in our gross margin.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF OPERATIONS AT OUR PROCESSING, TRANSPORTATION OR FRACTIONATION FACILITIES WERE INTERRUPTED.

    Our operations are dependent upon the infrastructure that we have developed, including processing and fractionation plants, storage facilities and various means of transportation. Any significant interruption at these facilities or our inability to transport natural gas or NGLs to or from these facilities for any reason would adversely affect our results of operations. Operations at our facilities could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

    - unscheduled turnarounds or catastrophic events at our physical plants;

    - labor difficulties that result in a work stoppage or slowdown; and

    - a disruption in the supply of natural gas to our processing plants or gathering pipelines, or a disruption in the supply of NGLs to our transportation pipeline and fractionation facility.

GOVERNMENTAL REGULATION OF OUR MICHIGAN PIPELINE COULD INCREASE OUR OPERATING COSTS.

    Our gas gathering operations in Michigan are subject to regulation at the state level, which increases the costs of operating our pipeline facilities. Matters subject to regulation include rates, service and safety. Changes in state regulations, or our status under these regulations due to configuration changes in our operating facilities, that subject us to further regulation could have a material adverse effect on our financial condition.

BECAUSE OF OUR GEOGRAPHIC CONCENTRATION IN APPALACHIA AND MICHIGAN, WE ARE SENSITIVE TO NEGATIVE OCCURRENCES IN THOSE REGIONS.

    All of our gathering, processing, transportation, fractionation and storage operations are conducted in Appalachia and Michigan. Due to this geographic concentration, a disruption of our operations, resulting from operational problems, government intervention or natural disasters, such as earthquakes, fires or floods, or other causes, could require us to cease or limit our operations and consequently harm our business. In addition, an economic downturn in either of these regions or in the markets into which the natural gas that we gather and process or the NGLs that we transport, fractionate and store are ultimately sold could have a material adverse effect on our results of operations.

DUE TO OUR LACK OF ASSET DIVERSIFICATION, ADVERSE DEVELOPMENTS IN OUR GATHERING, PROCESSING, TRANSPORTATION, FRACTIONATION AND STORAGE BUSINESSES WOULD REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

    We rely exclusively on the revenues generated from our gathering, processing, transportation, fractionation and storage businesses. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

RISKS INHERENT IN AN INVESTMENT IN US

COST REIMBURSEMENTS AND FEES DUE OUR GENERAL PARTNER MAY BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION TO YOU.


    Payments to our general partner will be substantial and will reduce the amount of available cash for distribution to unitholders. For the first year following this offering, we will reimburse MarkWest Hydrocarbon up to $4.9 million for the provision by MarkWest Hydrocarbon and its affiliates of various general and administrative services for our benefit. In addition, our general partner will be entitled to reimbursement for certain other business development expenses it incurs. Our general partner has sole discretion in determining the amount of these expenses. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. We estimate that the total amount of such reimbursements and fees will be approximately $4.9 million in the first year following this offering. Please read "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest" beginning on page 107.


MARKWEST HYDROCARBON AND ITS AFFILIATES HAVE CONFLICTS OF INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH MAY PERMIT THEM TO FAVOR THEIR OWN INTERESTS TO THE DETRIMENT OF OUR UNITHOLDERS.


    Following the offering, MarkWest Hydrocarbon and its affiliates will own a 2% general partner interest and a 58.8% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between MarkWest Hydrocarbon and its affiliates, including our general partner, on the one hand, and us, on the other hand. In addition, the officers of our general partner and the officers and key employees of MarkWest Hydrocarbon own 8.6% of our general partner and 24,864 of our subordinated units. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:


    CONFLICTS RELATING TO CONTROL:

    - officers of MarkWest Hydrocarbon who will provide services to us will also devote significant time to the businesses of MarkWest Hydrocarbon and will be compensated by MarkWest Hydrocarbon for these services;

    - neither our partnership agreement nor any other agreement requires MarkWest Hydrocarbon to pursue a business strategy that favors us or utilizes our assets for processing, transportation or fractionation services we provide. MarkWest Hydrocarbon's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of MarkWest Hydrocarbon;

    - our general partner is allowed to take into account the interests of parties other than us, such as MarkWest Hydrocarbon, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

    - our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

    - our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the processing, transportation and fractionation agreements with MarkWest Hydrocarbon;

    - our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

    - in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to hasten the expiration of the subordination period; and

    - our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

    CONFLICTS RELATING TO COSTS:

    - our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

    - our general partner determines which costs incurred by MarkWest Hydrocarbon and its affiliates are reimbursable by us; and

    - our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.


Please read "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 101 and "Conflicts of Interest and Fiduciary
Responsibilities--Conflicts of Interest" beginning on page 107.


UNITHOLDERS HAVE LESS ABILITY TO ELECT OR REMOVE MANAGEMENT THAN HOLDERS OF COMMON STOCK IN A CORPORATION.

    Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis.

    The board of directors of our general partner is chosen by MarkWest Hydrocarbon and its affiliates. The directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to its members, MarkWest Hydrocarbon and its affiliates.

    Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. First, our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because MarkWest Hydrocarbon and its affiliates will control 60.0% of all outstanding units, our general partner currently cannot be removed without the consent of MarkWest Hydrocarbon and its affiliates. Also, if our general partner is removed without cause during the subordination period and units held by MarkWest Hydrocarbon and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their contractual right to distributions over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

    Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

    Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision which states that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

    As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating such a purchase with our general partner and, as a result, you are less likely to receive a takeover premium.

THE CONTROL OF OUR GENERAL PARTNER MAY BE TRANSFERRED TO A THIRD PARTY, AND THAT PARTY COULD REPLACE OUR CURRENT MANAGEMENT TEAM, IN EACH CASE WITHOUT UNITHOLDER CONSENT.

    Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owners of our general partner from transferring their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and to control the decisions taken by the board of directors and officers.

OUR GENERAL PARTNER'S ABSOLUTE DISCRETION IN DETERMINING THE LEVEL OF CASH RESERVES MAY ADVERSELY AFFECT OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS.

    Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.

OUR PARTNERSHIP AGREEMENT CONTAINS PROVISIONS WHICH REDUCE THE REMEDIES AVAILABLE TO UNITHOLDERS FOR ACTIONS THAT MIGHT OTHERWISE CONSTITUTE A BREACH OF FIDUCIARY DUTY BY OUR GENERAL PARTNER.


    Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner's fiduciary duties. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. See "Conflicts of Interest and Fiduciary Responsibilities" beginning on page 107.


MARKWEST HYDROCARBON AND ITS AFFILIATES MAY ENGAGE IN LIMITED COMPETITION WITH
US.

    MarkWest Hydrocarbon and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, MarkWest Hydrocarbon and its affiliates will agree not to engage in, whether by acquisition, construction or otherwise, the business of processing natural gas and transporting, fractionating and storing NGLs. These restrictions, however, do not apply to:

    - the gathering of natural gas;

    - any business operated by MarkWest Hydrocarbon or any of its subsidiaries at the closing of this offering;

    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of less than $7.5 million;

    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of $7.5 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of the conflicts committee of our general partner; and

    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of $7.5 million or more, provided that the restricted businesses represents less than 20% of the aggregate value of the business to be acquired or constructed; provided, however, that following completion of such acquisition or construction, we are provided the opportunity to purchase such restricted business.


    Upon a change of control of MarkWest Hydrocarbon or a sale of the general partner by MarkWest Hydrocarbon, the non-competition provisions of the omnibus agreement will terminate. Please read "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 101 for a description of the non-competition provisions of the omnibus agreement.


WE DO NOT HAVE ANY OFFICERS OR EMPLOYEES AND RELY SOLELY ON OFFICERS OF OUR GENERAL PARTNER AND EMPLOYEES OF MARKWEST HYDROCARBON AND ITS AFFILIATES WHO WILL SERVE AS OUR AGENTS.

    We will not have any officers or employees and will rely solely on officers and employees of MarkWest Hydrocarbon and its affiliates who will serve as our agents. MarkWest Hydrocarbon and its affiliates conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. If the officers and employees of MarkWest Hydrocarbon and its affiliates do not devote sufficient attention to the management and operation of our business, our ability to make distributions to our unitholders may be reduced.


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF $8.43 PER COMMON UNIT.



    The assumed initial public offering price of $20.00 per unit exceeds pro forma tangible book value of $11.57 per unit. Based on an assumed initial public offering price of $20.00, you will incur immediate and substantial dilution of $8.43 per common unit. The main factor causing dilution is related to the fact that our general partner and its affiliates acquired interests in us at equivalent per unit prices less than the public offering price. Please read "Dilution" on page 32.

WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR APPROVAL, WHICH WOULD DILUTE YOUR OWNERSHIP INTERESTS.

    During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,000,000 additional common units (1,150,000 additional common units if the underwriters' over-allotment option is exercised in full). Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

    - the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on a pro forma basis;

    - the conversion of subordinated units into common units;

    - the conversion of units of equal rank with the common units into common units under some circumstances;

    - the conversion of our general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

    - issuances of common units under our long-term incentive plan; or

    - issuances of common units to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt's retirement.

    The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

    - our unitholders' proportionate ownership interest in us will decrease;

    - the amount of cash available for distribution on each unit may decrease;

    - because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

    - the relative voting strength of each previously outstanding unit may be diminished; and

    - the market price of the common units may decline.

    After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY REQUIRE YOU TO SELL YOUR COMMON UNITS AT AN UNDESIRABLE TIME OR PRICE.


    If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read "The Partnership Agreement--Limited Call Right" on page 124.


YOU MAY NOT HAVE LIMITED LIABILITY IF A COURT FINDS THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR BUSINESS.

    Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under our partnership agreement constituted participation in the "control" of our business.

    Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.


    In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership Agreement--Limited Liability" on page 115 for a discussion of the implications of the limitations on liability to a unitholder.


UNITHOLDERS MAY HAVE LIMITED LIQUIDITY FOR THEIR UNITS, A TRADING MARKET MAY NOT DEVELOP FOR THE UNITS AND YOU MAY NOT BE ABLE TO RESELL YOUR UNITS AT THE INITIAL PUBLIC OFFERING PRICE.

    Prior to the offering, there has been no public market for the common units. After the offering, there will be only 2,000,000 publicly-traded units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

RESTRICTIONS IN OUR CREDIT FACILITY COULD LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


    We will enter into a new three-year, $60 million credit facility in connection with the closing of this offering. The credit facility contains various covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. The credit facility also contains covenants requiring us to maintain certain financial ratios, such as EBITDA to interest expense and total debt to EBITDA, and a minimum net worth. We are prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under the credit facility. In addition, the credit facility prohibits us from using more than $2.25 million of borrowings to make distributions over any four quarter period.



TAX RISKS TO OUR UNITHOLDERS



    You should read "Material Tax Consequences" beginning on page 129 for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.


THE IRS COULD TREAT US AS A CORPORATION FOR TAX PURPOSES, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

    The anticipated after tax benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

    If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.

    Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY IMPACT THE MARKET FOR OUR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE BORNE BY OUR GENERAL PARTNER AND ALL OF THE UNITHOLDERS.


    We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with all our counsel's conclusions or the positions we take. Moreover, our counsel has not rendered an opinion on certain matters affecting us. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by all of our unitholders and our general partner.


YOU MAY BE REQUIRED TO PAY TAXES ON YOUR SHARE OF OUR INCOME EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS FROM US.

    You will be required to pay federal income taxes and, in some cases, state, local and foreign income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your allocable share of our taxable income or even the tax liability that results from that income.

TAX GAIN OR LOSS ON THE DISPOSITION OF OUR COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

    If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN PERSONS FACE UNIQUE TAX ISSUES FROM OWNING COMMON UNITS THAT MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THEM.

    Investment in common units by tax-exempt entities such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

WE WILL REGISTER AS A TAX SHELTER, WHICH MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

    We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your tax return.

WE TREAT A PURCHASER OF OUR COMMON UNITS AS HAVING THE SAME TAX BENEFITS WITHOUT REGARD TO THE SELLER'S IDENTITY. THE IRS MAY CHALLENGE THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE COMMON UNITS.


    Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation positions that do not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences--Uniformity of Units" beginning on page 139 for a further discussion of the effect of the depreciation and amortization positions we will adopt.


YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF INVESTING IN OUR COMMON UNITS.

    In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Kentucky, West Virginia and Michigan. Each of these states currently imposes a personal income tax. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. In addition, if we expand our operations into foreign jurisdictions in the future, you may be required to file tax returns in such jurisdictions. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

                                USE OF PROCEEDS

    We expect to receive net proceeds of approximately $37.2 million from the sale of the 2,000,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. We intend to use the net proceeds of this offering to:


    - repay $19.2 million of our indebtedness;



    - make a distribution of approximately $10.2 million to MarkWest Hydrocarbon in reimbursement of certain capitalized expenses;



    - pay $3.2 million in fees and expenses incurred in connection with this offering and the related transactions; and



    - retain $4.6 million to fund working capital liabilities assumed by us.



    We intend to borrow $25.5 million under our revolving credit facility at closing. Approximately $2.5 million of this amount will be retained by us for working capital purposes. The remaining $23 million of these borrowings will be distributed to MarkWest Hydrocarbon, $6.3 million of which represents reimbursement of certain capitalized expenses.



    We will use any net proceeds from the exercise of the over-allotment option to repay borrowings under our credit facility. You should read "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Description of Credit Facility" beginning on page 66.


    The $19.2 million of debt we are repaying was incurred in connection with the construction of our pipeline and plant facilities in Michigan, matures in October 2010 and bears interest at 7%.

                                 CAPITALIZATION

    The following table shows:

    - the historical cash and cash equivalents and capitalization of the MarkWest Hydrocarbon Midstream Business as of December 31, 2001; and

    - our pro forma cash and cash equivalents and capitalization as of December 31, 2001, adjusted to reflect the formation transactions, the offering of the common units, borrowings under our credit facility and the application of the net proceeds we receive in the offering and the borrowings in the manner described under "Use of Proceeds" on the preceding page.


    This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 57.



                                                                      AS OF
                                                                DECEMBER 31, 2001
                                                              ----------------------
                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................    $    --     $ 2,500
                                                                =======     =======
Debt:
  Debt due to parent........................................    $19,179     $    --
  Revolving credit facility.................................         --      25,500
                                                                -------     -------
    Total debt..............................................     19,179      25,500
Capital/partnership equity:
  Net parent investment.....................................     64,461          --
  Accumulated other comprehensive income....................        968          --
  Common units held by the public...........................         --      34,900
  Subordinated units........................................         --      24,185
  General partner interest..................................         --         823
                                                                -------     -------
    Total capital/partnership equity........................     65,429      59,908
                                                                -------     -------
      Total capitalization..................................    $84,608     $85,408
                                                                =======     =======

                                    DILUTION


    Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering and the related formation transactions. On a pro forma basis as of December 31, 2001, after giving effect to the offering of common units and the formation transactions, our net tangible book value was $59.0 million, or $11.57 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.



Assumed initial public offering price per common unit.......             $ 20.00
Less: Pro forma net tangible book value per unit after the
  offering and the formation transactions (a)...............               11.57
                                                                         -------
Immediate dilution in net tangible book value per common
  unit to new investors.....................................             $  8.43
                                                                         =======


------------


(a) Determined by dividing the total number of units (2,000,000 common units, 3,000,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 102,041 units) to be outstanding after the offering into the pro forma net tangible book value of MarkWest Energy Partners, L.P. after giving effect to the application of the net proceeds of the offering and the formation transactions.


    The following table sets forth the number of units that we will issue and the total consideration contributed to MarkWest Energy Partners, L.P. by our general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.


                                                          UNITS ACQUIRED         TOTAL CONSIDERATION
                                                       --------------------   -------------------------
                                                        NUMBER     PERCENT        AMOUNT       PERCENT
                                                       ---------   --------   --------------   --------
                                                                              (IN THOUSANDS)
General partner and affiliates (a)(b)................  3,102,041     60.8%       $25,008         38.5%
New investors........................................  2,000,000     39.2%        40,000         61.5%
                                                       ---------    -----        -------        -----
  Total..............................................  5,102,041    100.0%       $65,008        100.0%
                                                       =========    =====        =======        =====


------------

(a) Upon the consummation of the transactions contemplated by this prospectus, MarkWest Hydrocarbon and its affiliates will own an aggregate of 3,000,000 subordinated units and our general partner will own a 2% general partner interest in MarkWest Energy Partners, L.P. having a dilutive effect equivalent to 102,041 units.

(b) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2001, after giving effect to the application of the net proceeds of the offering, is as follows:


                                                                               (IN THOUSANDS)
                                                                               --------------
    Historical book value of net assets contributed by MarkWest Hydrocarbon
      and its affiliates.....................................................     $ 65,429
          Add:   Deferred income taxes retained by MarkWest Hydrocarbon and
                   its affiliates............................................       15,640
          Less:  Net assets retained by MarkWest Hydrocarbon and its
                   affiliates................................................      (18,240)
                 Distribution to MarkWest Hydrocarbon and its affiliates.....      (37,821)
                                                                                  --------
    Pro forma book value of net assets contributed by MarkWest Hydrocarbon
      and its affiliates.....................................................     $ 25,008
                                                                                  ========

                            CASH DISTRIBUTION POLICY

DISTRIBUTIONS OF AVAILABLE CASH

    GENERAL. Within approximately 45 days after the end of each quarter, beginning with the quarter ending June 30, 2002, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through June 30, 2002 based on the actual length of the period.

    DEFINITION OF AVAILABLE CASH. We define available cash in the glossary, and it generally means, for each fiscal quarter:

    - all cash on hand at the end of the quarter;

    - less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

     - provide for the proper conduct of our business;

     - comply with applicable law, any of our debt instruments, or other agreements; or

     - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

    - plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

    MINIMUM QUARTERLY DISTRIBUTION. Common units are entitled to receive distributions from operating surplus of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default under our credit facility.


    CONTRACTUAL RESTRICTIONS ON OUR ABILITY TO DISTRIBUTE AVAILABLE CASH. Our ability to distribute available cash is contractually restricted by the terms of the credit facility we will enter into in connection with the closing of this offering. We expect that the credit facility will contain covenants requiring us to maintain certain financial ratios, such as EBITDA to interest expense and total debt to EBITDA, and a minimum net worth. We will be prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under the credit facility. In addition, the credit facility prohibits us from using more than $2.25 million of borrowings to make distributions over any four quarter period.


OPERATING SURPLUS AND CAPITAL SURPLUS

    GENERAL. All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

    DEFINITION OF OPERATING SURPLUS. We define operating surplus in the glossary, and for any period it generally means:

    - our cash balance on the closing date of this offering; plus

    - $6.3 million (as described below); plus

    - all of our cash receipts since the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

    - working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

    - all of our operating expenditures since the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; and less

    - the amount of cash reserves that our general partner deems necessary or advisable to provide funds for future operating expenditures.

    As reflected above, our definition of operating surplus includes
$6.3 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $6.3 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

    DEFINITION OF CAPITAL SURPLUS. We also define capital surplus in the glossary, and it will generally be generated only by:

    - borrowings other than working capital borrowings;

    - sales of debt and equity securities; and

    - sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

    CHARACTERIZATION OF CASH DISTRIBUTIONS. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.

SUBORDINATION PERIOD

    GENERAL. During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

    DEFINITION OF SUBORDINATION PERIOD. We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after March 31, 2009 that each of the following tests are met:

    - distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

    EARLY CONVERSION OF SUBORDINATED UNITS. Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

    - March 31, 2005 with respect to 20% of the subordinated units;

    - March 31, 2006 with respect to 20% of the subordinated units;

    - March 31, 2007 with respect to 20% of the subordinated units; and

    - March 31, 2008 with respect to 20% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

    - distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second, third or fourth 20% of the subordinated units may not occur until at least one year following the early conversion of the first, second or third 20% of the subordinated units, as the case may be.

    In addition to the early conversion of subordinated units described above, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after March 31, 2005 each of the following occurs:

    - distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $2.50 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.50 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

    Finally, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after March 31, 2005 each of the following occurs:

    - distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $3.00 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $3.00 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

    Generally, the earliest possible date by which all subordinated units may be converted into common units is March 31, 2007.

    DEFINITION OF ADJUSTED OPERATING SURPLUS. We define adjusted operating surplus in the glossary and for any period it generally means:

    - operating surplus generated during that period; less

    - any net increase in working capital borrowings during that period; less

    - any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; plus

    - any net decrease in working capital borrowings during that period; and plus

    - any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

    Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

    EFFECT OF EXPIRATION OF THE SUBORDINATION PERIOD. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal, the subordination period will end, any then-existing arrearages on the common units will terminate, and each subordinated unit will immediately convert into one common unit.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION
  PERIOD

    We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

    - FIRST, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

    - THIRD, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

    - THEREAFTER, in the manner described in "--Incentive Distribution Rights" below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION
  PERIOD

    We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

    - THEREAFTER, in the manner described in "--Incentive Distribution Rights" below.

INCENTIVE DISTRIBUTION RIGHTS

    Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

    If for any quarter:

    - we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

    - we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to our general partner until each unit receives a total of $0.55 per unit for that quarter (the "first target distribution");

    - SECOND, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the "second target distribution");

    - THIRD, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the "third target distribution"); and

    - THEREAFTER, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

TARGET AMOUNT OF QUARTERLY DISTRIBUTION

    The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                                                   MARGINAL PERCENTAGE
                                                                                       INTEREST IN
                                                                                      DISTRIBUTIONS
                                                                                  ----------------------
                                                   TOTAL QUARTERLY DISTRIBUTION                 GENERAL
                                                          TARGET AMOUNT           UNITHOLDERS   PARTNER
                                                   ----------------------------   -----------   --------
Minimum Quarterly Distribution...................            $0.50                     98%          2%
First Target Distribution........................         up to $0.55                  98%          2%
Second Target Distribution.......................   above $0.55 up to $0.625           85%         15%
Third Target Distribution........................   above $0.625 up to $0.75           75%         25%
Thereafter.......................................         above $0.75                  50%         50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

    HOW DISTRIBUTIONS FROM CAPITAL SURPLUS WILL BE MADE. We will make distributions of available cash from capital surplus, if any, in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

    - THEREAFTER, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

    EFFECT OF A DISTRIBUTION FROM CAPITAL SURPLUS. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

    Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

    In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

    - the minimum quarterly distribution;

    - target distribution levels;

    - unrecovered initial unit price;

    - the number of common units issuable during the subordination period without a unitholder vote; and

    - the number of common units into which a subordinated unit is convertible.

    For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

    In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

    GENERAL. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

    The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

    MANNER OF ADJUSTMENTS FOR GAIN. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

    - FIRST, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

       (1) the unrecovered initial unit price;

       (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

       (3) any unpaid arrearages in payment of the minimum quarterly distribution;

    - THIRD, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

       (1) the unrecovered initial unit price; and

       (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

    - FOURTH, 98% to all unitholders, pro rata, and 2% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, pro rata, for each quarter of our existence;

    - FIFTH, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

    - SIXTH, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

    - THEREAFTER, 50% to all unitholders, pro rata, and 50% to our general partner.

    If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

    MANNER OF ADJUSTMENTS FOR LOSSES. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

    - FIRST, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

    - SECOND, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

    - THEREAFTER, 100% to our general partner.

    If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

    ADJUSTMENTS TO CAPITAL ACCOUNTS. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

    We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $6.3 million. The definitions of available cash and operating surplus are in the glossary.

    The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after this offering are approximately:

                                                      ONE QUARTER   FOUR QUARTERS
                                                      -----------   -------------
                                                            (IN THOUSANDS)
Common units........................................    $1,000         $ 4,000
Subordinated units..................................     1,500           6,000
2% general partner interest.........................        51             204
                                                        ------         -------
  Total.............................................    $2,551         $10,204
                                                        ======         =======

PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS FROM PRIOR PERIODS WOULD NOT HAVE BEEN SUFFICIENT TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS.


    If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the year ended December 31, 2001 would have been approximately
$9.8 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 94% of the minimum quarterly distribution on the subordinated units.



    We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had MarkWest Energy Partners, L.P. been formed in earlier periods. A more complete explanation of the pro forma adjustments can be found in the Notes to our Unaudited Pro Forma Financial Statements beginning on page 48.


WE BELIEVE WE WILL HAVE SUFFICIENT AVAILABLE CASH FROM OPERATING SURPLUS FOLLOWING THE OFFERING TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS THROUGH MARCH 31, 2003.

    We believe that, following completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through March 31, 2003. Our belief is based on a number of specific assumptions, including the assumptions that:


    - average daily production at our Appalachia processing plants will increase by 7% from the 276,000 Mcf/d rate at these plants for the year ended December 31, 2001 as a result of additional natural gas being processed through our Kenova facility, where an expansion was completed in July 2001. We expect this increase because Columbia Resources has drilled the contracted number of wells to support this expansion, has completed certain additional upstream compression facilities on their gathering and transmission facilities, and is expected to complete the remaining facilities in the second quarter of 2002. Furthermore, in January 2001, we completed construction of our Kermit facility to increase the gathering capacity for Columbia Gas therefore allowing more natural gas to flow to Kenova;



    - average daily production at our Siloam fractionator in Appalachia will increase by 14% from the 425,000 gallons per day rate at this plant for the year ended December 31, 2001 as a result of the increase in natural gas volumes processed as described above and the recovery of a greater amount of NGLs from the gas we process, due to several of the projects described above;


    - average daily production through our Michigan gathering and processing facilities will increase by 13% from the 8,800 Mcf/d rate for the year ended December 31, 2001 as a result of new well connections in June 2001 and February 2002;

    - natural gas liquids prices, on a combined basis for the NGL products we produce, average $0.37 per gallon compared to the $0.52 per gallon we realized for the year ended December 31, 2001. We have hedged approximately 40% of our NGL products (using crude oil) at $0.43 per gallon for 2002. Therefore, unhedged NGL products sale prices would have to average $0.33 per gallon to realize $0.37 per gallon in 2002;

    - our operating expenses, other than depreciation and amortization, will increase not more than 5.0% from the amount we incurred on a pro forma basis for the year ended December 31, 2001, as we expect incremental operating costs from higher volumes will be partially offset by lower fuel costs at the Siloam fractionator;


    - under our omnibus agreement, our general and administrative expenses for the twelve months following this offering cannot exceed $4.9 million;


    - the interest rate under our bank credit facility will be no more than 3.85% per year;

    - our maintenance capital expenditures will average no more than $187,500 per quarter ($750,000 for the first twelve months after completion of the offering);


    - we will not experience any material environmental releases or damage or be adversely affected by any material proceedings with respect to compliance with environmental rules and laws;



    - our assets will not experience any material loss from operational hazards such as natural disasters, accidents, fires, explosions, acts of terrorism or other events beyond our control;



    - there will not be any new federal, state or local regulation of the natural gas or NGL industries, or an interpretation of existing regulation, that will be materially adverse to our business;



    - there will not be any major adverse change in the natural gas or NGL products industries or in general economic conditions;



    - we will not be adversely affected by legal proceedings;



    - the parties to contracts with us will perform their obligations thereunder;

    - we will not experience any labor or industrial disputes or other disturbances or disputes with our customers that would materially affect our operations;



    - we will not make any material acquisitions or dispositions; and



    - market, regulatory, insurance and overall economic conditions will not change substantially.



    While we believe that these assumptions are reasonable in light of our current beliefs concerning future events, the assumptions underlying the projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on the common units, in which event the market price of the common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash from operating surplus to pay the full minimum quarterly distribution on the common units for each quarter through March 31, 2003 should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" beginning on page 15 and elsewhere in this prospectus.

                         MARKWEST ENERGY PARTNERS, L.P.
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION

    Following are our unaudited pro forma financial statements as of and for the year ended December 31, 2001. The unaudited pro forma balance sheet assumes that the offering and the related transactions occurred as of December 31, 2001, and the unaudited pro forma statement of operations assumes that the offering and the related transactions occurred on January 1, 2001. These transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the financial statements and related notes included elsewhere in this prospectus.

    The historical results of the Midstream Business are derived from the audited historical financial statements of the Midstream Business included in this prospectus. The historical financial statements differ substantially from our unaudited pro forma financial statements, principally because of the contracts we will enter into with MarkWest Hydrocarbon at the closing of this offering. The largest of these differences is in revenues and cost of sales. Historically, revenues and cost of sales in the Midstream Business were higher because:

    - its revenues included the aggregate sales price for all the NGL products produced in its operations; and

    - its cost of sales included the cost of natural gas purchases needed to replace the Btu content of the NGLs extracted in its processing operations and the percentage of the proceeds from the sale of NGL products remitted to producers under percent-of-proceeds contracts.

    In contrast, on a pro forma basis, our revenues and cost of sales will for the most part not include these historical items. Instead,

    - our revenues will include just the fees we will receive for the provision of gathering, processing, transportation, fractionation and storage services and the aggregate proceeds from NGL sales we receive under our percent-of-proceeds contracts; and

    - our cost of sales will primarily consist of the percentage of proceeds from the sale of NGL products remitted to producers under our percent-of-proceeds contracts.


    Accordingly, whereas the Midstream Business' historical results of operations depended on the volumes of NGL products sold and the difference between the sale price of NGL products and the cost of natural gas, our unaudited pro forma results of operations depend primarily on the volume of natural gas processed and NGLs fractionated, and, to the extent of our percent-of-proceeds contracts, the market price of NGL products. Percent-of-proceeds based services accounted for 46% of our pro forma revenues and 15% of our pro forma gross margin (defined as revenues less cost of sales) for the year ended December 31, 2001.



    The unaudited pro forma balance sheet and the unaudited pro forma statement of operations were derived by adjusting the historical financial statements of the MarkWest Hydrocarbon Midstream Business. MarkWest Hydrocarbon will retain certain working capital items and deferred income taxes all of which are reflected in the pro forma adjustments. In addition, the pro forma adjustments reflect new contractual arrangements that will be entered into concurrently with the closing of the offering. The adjustments are based on currently available information. The actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and the related transactions as contemplated. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present our financial position or results of operations had the offering and the related transactions actually been completed as of the dates indicated. Moreover, the statements do not project our financial position or results of operations for any future date or period.

                         MARKWEST ENERGY PARTNERS, L.P.
                       UNAUDITED PRO FORMA BALANCE SHEET
                               DECEMBER 31, 2001
                        (IN THOUSANDS, EXCEPT UNIT DATA)


                                                               MARKWEST
                                                              HYDROCARBON                    MARKWEST
                                                               MIDSTREAM                      ENERGY
                                                               BUSINESS                   PARTNERS, L.P.
                                                              HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                              -----------   -----------   ---------------
                           ASSETS

Current assets:
  Cash and cash equivalents.................................   $     --      $ 40,000 (A)     $  2,500
                                                                               (6,000)(B)
                                                                               25,500 (C)
                                                                              (57,000)(D)
  Receivables...............................................      8,538        (8,538)(E)           --
  Inventories...............................................      4,968        (4,968)(E)           --
  Prepaid replacement natural gas...........................      8,081        (8,081)(E)           --
  Risk management asset.....................................      1,204        (1,204)(E)           --
  Other assets..............................................         92           (92)(E)           --
                                                               --------      --------         --------
      Total current assets..................................     22,883       (20,383)           2,500
Property and equipment:
  Gas gathering and processing equipment....................     76,033            --           76,033
  NGL transportation, fractionation and storage equipment...     23,132            --           23,132
  Land, buildings and other equipment.......................      2,977            --            2,977
  Construction in progress..................................      6,758            --            6,758
                                                               --------      --------         --------
                                                                108,900            --          108,900
  Less: accumulated depreciation and amortization...........    (26,892)           --          (26,892)
                                                               --------      --------         --------
      Total property and equipment, net.....................     82,008            --           82,008
Deferred debt issuance costs................................         --           900 (B)          900
                                                               --------      --------         --------
      Total assets..........................................   $104,891      $(19,483)        $ 85,408
                                                               ========      ========         ========
         LIABILITIES AND CAPITAL/PARTNERSHIP EQUITY

Current liabilities:
  Accounts payable..........................................   $  3,946      $ (3,946)(E)     $     --
  Accrued liabilities.......................................        697          (697)(E)           --
                                                               --------      --------         --------
      Total current liabilities.............................      4,643        (4,643)              --
Deferred income taxes.......................................     15,640       (15,640)(F)           --
Debt due to parent..........................................     19,179       (19,179)(D)           --
Long-term debt..............................................         --        25,500 (C)       25,500
Commitments and contingencies

Capital/partnership equity:
  Net parent investment.....................................     64,461       (37,821)(D)           --
                                                                               15,640 (F)
                                                                              (17,272)(E)
                                                                              (25,008)(G)
  Accumulated other comprehensive income....................        968          (968)(E)           --
  Common units held by public (2,000,000 common units,
    subject to a limited call right if more than 80% of all
    outstanding common units are held by the general partner
    and its affiliates).....................................         --        40,000 (A)       34,900
                                                                               (5,100)(B)
  Subordinated units (3,000,000 subordinated units).........         --        24,185 (G)       24,185
  General partner interest..................................         --           823 (G)          823
                                                               --------      --------         --------
      Total capital/partnership equity......................     65,429        (5,521)          59,908
                                                               --------      --------         --------
      Total liabilities and capital/partnership equity......   $104,891      $(19,483)        $ 85,408
                                                               ========      ========         ========


   The accompanying notes are an integral part of these financial statements.

                         MARKWEST ENERGY PARTNERS, L.P.
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                 (IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)


                                          MARKWEST         REVERSAL OF
                                         HYDROCARBON   HISTORICAL AMOUNTS                           MARKWEST
                                          MIDSTREAM     NOT APPLICABLE TO                            ENERGY
                                          BUSINESS       MARKWEST ENERGY         PRO FORMA       PARTNERS, L.P.
                                         HISTORICAL      PARTNERS, L.P.         ADJUSTMENTS        PRO FORMA
                                         -----------   -------------------      -----------      --------------
Revenues...............................    $93,675          $(67,308)(H)          $ 22,053 (J)     $   48,420

Operating expenses:
  Cost of sales........................     65,483           (47,676)(H)                --             17,807
  Operating expenses...................     13,138             1,394 (H)               216 (J)         14,748
  General and administrative
    expenses...........................      5,047              (624)(I)                -- (K)          4,423
  Depreciation and amortization........      4,490                --                    --              4,490
                                           -------          --------              --------         ----------
    Total operating expenses...........     88,158           (46,906)                  216             41,468
                                           -------          --------              --------         ----------

    Income from operations.............      5,517           (20,402)               21,837              6,952

Interest expense.......................      1,307                --                    79 (L)          1,386
                                           -------          --------              --------         ----------

    Income before income taxes.........      4,210           (20,402)               21,758              5,566
                                           -------          --------              --------         ----------
Provision (benefit) for income taxes:
  Current due to (from) parent.........     (1,468)               --                 1,468 (M)             --
  Deferred.............................      3,092                --                (3,092)(M)             --
                                           -------          --------              --------         ----------
    Provision for income taxes.........      1,624                --                (1,624)                --
                                           -------          --------              --------         ----------

    Net income.........................    $ 2,586          $(20,402)             $ 23,382         $    5,566
                                           =======          ========              ========         ==========

General partner's interest in net
  income...............................                                                            $      111
                                                                                                   ==========

Limited partners' interest in net
  income...............................                                                            $    5,455
                                                                                                   ==========

Net income per limited partner's
  unit.................................                                                            $     1.09
                                                                                                   ==========

Weighted average number of limited
  partners' units outstanding..........                                                             5,000,000 (N)
                                                                                                   ==========


   The accompanying notes are an integral part of these financial statements.

                         MARKWEST ENERGY PARTNERS, L.P.
               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

OFFERING AND TRANSACTIONS

The pro forma financial statements reflect the following transactions:


- the contribution of certain assets and liabilities of the MarkWest Hydrocarbon Midstream Business to us in exchange for our issuance of 3,000,000 subordinated units, the incentive distribution rights, a 2% general partner interest in us, and our assumption of $4.6 million in working capital liabilities;



- the borrowing by our wholly owned subsidiary, MarkWest Energy Operating Company, L.L.C., of $25.5 million under its credit facility;



- our public offering of 2,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate gross proceeds to us of $40.0 million;



- the payment of underwriting fees and commissions, other expenses associated with the offering and debt issuance costs, expected to be approximately $6.0 million;



- the distribution of $57.0 million to MarkWest Hydrocarbon and its affiliates consisting of the net proceeds from the common unit offering, after payment of fees and expenses, and all but $2.5 million from the borrowing by MarkWest Energy Operating Company, L.L.C. under its three-year credit facility; and



- the execution of certain operating agreements and the omnibus agreement between MarkWest Hydrocarbon and us concurrently with the completion of the offering.


PRO FORMA ADJUSTMENTS

(A) Reflects proceeds to us of $40.0 million from the issuance and sale of 2,000,000 common units at an assumed initial public offering price of $20.00 per unit.


(B) Reflects the payment of underwriting commissions and estimated offering expenses of $5.1 million and debt issuance costs of $0.9 million. The underwriting commissions and offering expenses will be allocated to the common units.


(C) Represents the borrowing of $25.5 million under the credit facility.


(D) Represents the payment to affiliates of MarkWest Hydrocarbon of $57.0 million, including $19,179,000 for the repayment of debt due to parent and $4.6 million for the payment of working capital liabilities.



(E) Reflects the retention by MarkWest Hydrocarbon of those assets and liabilities and related accumulated other comprehensive income not contributed to us.


(F) Represents the retention by MarkWest Hydrocarbon of deferred income taxes as income taxes will be the responsibility of the unitholders and not MarkWest Energy.


(G) Represents the pro rata allocation of the net assets contributed by affiliates of MarkWest Hydrocarbon of $25,008,000, of which $24,185,000 is allocated to the 3,000,000 subordinated units to be held by MarkWest Hydrocarbon and its affiliates and $823,000 is allocated to the 2% general

                         MARKWEST ENERGY PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS (CONTINUED)


    partner interest, which has a dilutive effect equivalent to 102,041 units. The book value of the net assets contributed by affiliates of MarkWest Hydrocarbon as of December 31, 2001 is as follows:



                                                                               (IN THOUSANDS)
                                                                               --------------
    Historical book value of net assets contributed by MarkWest Hydrocarbon
      and its affiliates.....................................................     $ 65,429
          Add:   Deferred income taxes retained by MarkWest Hydrocarbon and
                   its affiliates............................................       15,640
          Less:  Net assets retained by MarkWest Hydrocarbon and its
                   affiliates................................................      (18,240)
                 Distribution to an affiliate of MarkWest Hydrocarbon........      (37,821)
                                                                                  --------
    Pro forma book value of net assets contributed by MarkWest Hydrocarbon
      and its affiliates.....................................................     $ 25,008
                                                                                  ========


(H) Reflects the reversal of historical revenues (primarily NGL product sales subject to commodity price risk), cost of sales (primarily natural gas purchases subject to commodity price risk) and operating expenses pursuant to the contractual arrangements for the Midstream Business that will be retained by MarkWest Hydrocarbon following the offering. Specifically, MarkWest Hydrocarbon is retaining its keep-whole contractual arrangements in Appalachia.

    Under its keep-whole contracts, the Midstream Business retained title to and sold the NGL products that it produced. Accordingly, revenues from these historical contracts that were reversed included the aggregate sales price realized for all the NGL products produced and sold in its operations.

    Additionally, under these historical contracts, the Midstream Business' principal cost was the reimbursement to the natural gas producers for the Btu content of the NGLs extracted, retained, and sold by the Midstream Business. Accordingly, the Midstream Business' cost of sales that were reversed included the cost of natural gas purchases, based on prevailing market conditions, needed to replace the NGLs extracted in its processing operations for the account of the producers.


    The Midstream Business' percent-of-proceeds contracts in Appalachia and Michigan are being contributed to MarkWest Energy. Under these contracts, the Midstream Business takes title to and sells the NGL products produced in its processing operations. The Midstream Business retains a "percentage of the proceeds" of the sales, while remitting the balance of the proceeds to the producers. The Midstream Business records the gross proceeds from the sales of NGL products under percent-of-proceeds contracts as revenues and records as cost of sales the portion of the proceeds remitted to the producers. Consequently, revenues and cost of sales change proportionately with changes in the market prices of NGL products.


    MarkWest Hydrocarbon's keep-whole contracts with producers require the producers to reimburse it for a portion of the fuel consumed in processing the producers' natural gas. These contracts are being retained by MarkWest Hydrocarbon and, therefore, this reimbursement is reversed from operating expenses.

(I) Reflects the reversal of certain historical general and administrative expenses for the MarkWest Hydrocarbon Midstream Business. Historical general and administrative expenses that were reversed include certain NGL marketing costs that will not be a part of our operations.

                         MARKWEST ENERGY PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS (CONTINUED)

(J) Reflects the pro forma revenues and operating expenses pursuant to the terms of the operating agreements entered into between MarkWest Hydrocarbon and us concurrently with the closing of the offering.

    These operating agreements include:


       - A Gas Processing Agreement under which MarkWest Hydrocarbon has agreed to deliver all gas gathered by Columbia Gas and delivered to MarkWest Hydrocarbon upstream of our facilities for processing at our Kenova, Boldman and Cobb plants. We have agreed to accept and process all such gas up to the then-existing capacity of the applicable plant. As payment for these services, we will receive a monthly processing fee based on the natural gas volumes delivered to us.


       - A Pipeline Liquids Transportation Agreement under which MarkWest Hydrocarbon has agreed to deliver all of its NGLs acquired from our Kenova facility, and any of its NGLs it desires to deliver from our Boldman facility or from other sources in the Appalachian region for transportation through our pipeline facilities to our Siloam fractionation facility. As payment for these services, MarkWest Hydrocarbon will pay us a monthly transportation fee based on the number of gallons transported.


       - A Fractionation, Storage and Loading Agreement under which MarkWest Hydrocarbon has agreed to deliver all of the mixed NGLs produced at our Kenova, Boldman or Cobb processing plants for fractionation at our Siloam fractionation facility. We have agreed to unload the NGLs delivered to us, fractionate all the NGLs, lease tracking rights on our Siloam railroad siding to MarkWest Hydrocarbon, load the finished NGL products for shipment and as directed by MarkWest Hydrocarbon, store the finished NGL products in underground storage caverns. As payment for these services, MarkWest Hydrocarbon will pay us a monthly fractionation fee based on the number of gallons we fractionate, an annual storage fee and monthly fee based on the number of gallons of NGLs we unload at our Siloam facility.



       - A Natural Gas Liquids Purchase Agreement under which MarkWest Hydrocarbon has agreed to receive and purchase, and we have agreed to deliver and sell, all of the NGL products we produce pursuant to our gas processing agreement with Equitable. Under the terms of this agreement, MarkWest Hydrocarbon will pay to us a purchase price equal to the proceeds it receives from the resale to third parties of such NGL products. This contract will also apply to any other NGL products we acquire. We will retain a percentage of the proceeds attributable to the sale of NGL products we produce pursuant to our agreement with Equitable, and remit the balance from such NGL product sales proceeds to Equitable.


    The fees mentioned above are comparable in the aggregate to fees that we would charge for similar services to, and are derived from the historical gross margin (defined as revenues less cost of sales) of the Midstream Business from its contracts with, unaffiliated third parties. A portion of each of these fees will be adjusted annually to reflect changes in the Producers Price Index for Oil and Gas Field Services.


    Under the Gas Processing Agreements as part of the consideration for processing services rendered by us, in addition to per unit fees, MarkWest Hydrocarbon will be responsible for providing processing fuel for gas processed on its behalf, which is recorded as revenue. We are responsible for the Siloam fractionation facility's fuel costs.

                         MARKWEST ENERGY PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS (CONTINUED)


    The adjustments to pro forma revenues were calculated based on MarkWest Hydrocarbon's actual production volumes for the year ended December 31, 2001. Pro forma revenues are comprised of the new fee per unit and processing plant fuel we receive under our contracts with MarkWest Hydrocarbon in Appalachia, and fees and NGL product sales in Appalachia and Michigan. Pro forma cost of sales are comprised of the portion of NGL product sales proceeds we remit to Equitable in Appalachia and producers in Michigan. Pro forma operating expenses represent actual operating expenses (including Appalachian processing plant fuel) together with a $216,000 per year contractual obligation related to one plant.



(K) Under the terms of the omnibus agreement entered into between MarkWest Hydrocarbon and us concurrently with the closing of the offering, MarkWest Hydrocarbon will provide us with certain general and administrative services and we will reimburse MarkWest Hydrocarbon for the costs and expenses it incurs in rendering the services.



    The omnibus agreement stipulates that the reimbursement amount will not exceed $4,900,000 for the first year. There is no maximum limit on this reimbursement amount in subsequent years.



    The $4,900,000 reimbursement cap is based on (a) historical costs of comparable services and (b) incremental general and administrative costs (e.g., cost of tax return preparation, accounting support services, annual and quarterly reports to unitholders, investor relations and registrar and transfer agent fees) that we expect to incur at an annual rate of approximately $650,000. The historical costs were based on direct costs and interviews with key employees who provided their best estimates of staff time allocated to the Midstream Business' operations and the other operations of MarkWest Hydrocarbon. The estimated $650,000 in incremental costs are excluded from the pro forma financial statements. The impact of the omnibus agreement on general and administrative expenses is excluded from the pro forma financial statements.



    In addition to agreeing to provide us the general and administrative support described above, MarkWest Hydrocarbon has also agreed under the terms of the omnibus agreement not to compete with us in natural gas processing or in the transportation, fractionation and storage of NGLs, subject to the exception described in "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 98. Pursuant to the omnibus agreement, MarkWest Hydrocarbon has agreed to indemnify us for a period of three years for environmental losses arising as a result of actions taken by MarkWest Hydrocarbon prior to the offering. However, MarkWest Hydrocarbon will have no obligation to indemnify us until our losses exceed $500,000 and MarkWest Hydrocarbon's maximum liability will not exceed $5 million. We are currently not aware of any potential environmental losses after the expiration of this three-year period.

                         MARKWEST ENERGY PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS (CONTINUED)

(L) The pro forma adjustment to interest expense applicable to us is as follows:


                                                                      YEAR ENDED
                                                                  DECEMBER 31, 2001
                                                                  ------------------
                                                                    (IN THOUSANDS)
    Parent interest expense (1).................................        $(1,307)
    Bank debt ($25,500,000 principal balance) at an assumed rate
      of 3.85% (2)..............................................            982
    Commitment fee on unused revolving credit facility at an
      assumed annual rate of 0.3%...............................            104
    Amortization of deferred debt issuance costs................            300
                                                                        -------
      Pro forma adjustment to interest expense..................        $    79
                                                                        =======


    -------------

    (1) Represents the elimination of parent interest expense as the debt due to parent will be retired in connection with the offering.

    (2) The effects of fluctuations of 0.125% and 0.25% in annual interest rates in respect of the loan facility on pro forma interest expense would have been approximately $32,000 and $64,000, respectively, for the year ended December 31, 2001.

(M) Pro forma net income excludes federal and state income taxes as income taxes will be the responsibility of the unit holders and not MarkWest Energy.

(N) The weighted average limited partners' units outstanding used in the income per unit calculation includes the limited partners' common and subordinated units and excludes the general partner interest.

PRO FORMA NET INCOME PER UNIT

    Pro forma net income per limited partners' unit is determined by dividing the pro forma net income per unit that would have been allocated to holders of the common units and subordinated units, which is 98% of pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common units and subordinated units outstanding of 5,000,000 was assumed to have been outstanding since January 1, 2001. Pursuant to the partnership agreement, to the extent that the quarterly distribution exceeds certain thresholds, the general partner is entitled to certain incentive distributions which will result in less net income proportionately being allocated to the holders of the common units and subordinated units. The pro forma net income per unit assumes that no incentive distributions were made to the general partner for the periods presented. Basic and diluted pro forma net income per unit is equal, as there are no dilutive units.

DESCRIPTION OF EQUITY INTEREST

    The common units and the subordinated units represent limited partner interests in us. The holders of the units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

    The common units will have the right to receive a minimum quarterly distribution of $0.50 per unit, plus any arrearages on the common units, before any distribution is made to the holders of the subordinated units. In addition, if the general partner and its affiliates own more than 80% of the

                         MARKWEST ENERGY PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS (CONTINUED)

aggregate ownership of common and subordinated units, the general partner will have a right to call the common units at a price that approximates fair market value.

    The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.50 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when we meet financial tests specified in the partnership agreement but, except for three circumstances outlined in the partnership agreement, generally cannot end before March 31, 2009.

    The general partner interest is entitled to at least 2% of all distributions made by us. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of Available Cash from Operating Surplus after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 15% up to 50%. The pro forma financial statements assume that no incentive distributions were made to the general partner. In subsequent periods, we will apply the hypothetical liquidation at book value method in allocating income to the various partnership interests.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table shows selected historical financial and operating data of the Midstream Business as of and for the periods indicated and the selected pro forma financial and operating data of MarkWest Energy Partners as of and for the year ended December 31, 2001. The Midstream Business represents substantially all of MarkWest Hydrocarbon's natural gas gathering and processing and NGL transportation, fractionation and storage businesses. The selected historical financial data for the Midstream Business for the years ended December 31, 1999, 2000 and 2001 are derived from the audited financial statements of the Midstream Business.


    The selected pro forma financial data presented below as of and for the year ended December 31, 2001 are derived from the unaudited pro forma financial statements. Our selected pro forma financial statements show the pro forma effect of the contribution of most of the assets, liabilities and operations of the Midstream Business to our operating company, the offering, and the related formation transactions. The assets of the Midstream Business that are not being contributed to us include certain working capital items and deferred income taxes. The related formation transactions include the execution of a number of contracts between MarkWest Hydrocarbon and us pursuant to which we will perform processing, transportation, fractionation and storage services for a fee. The unaudited pro forma balance sheet assumes the offering and related formation transactions occurred as of December 31, 2001, and the unaudited pro forma statement of operations assumes the offering and related formation transactions occurred on January 1, 2001.


    The historical financial statements differ substantially from our unaudited pro forma financial statements, principally because of the contracts we will enter into with MarkWest Hydrocarbon at the closing of this offering. The largest of these differences is in revenues and cost of sales. Historically, revenues and cost of sales in the Midstream Business were higher because:

    - its revenues included the aggregate sales price for all the NGL products produced in its operations; and

    - its cost of sales included the cost of natural gas purchases needed to replace the Btu content of the NGLs extracted in its processing operations and the percentage of the proceeds from the sale of NGL products remitted to producers under percent-of-proceeds contracts.

    In contrast, on a pro forma basis, our revenues and cost of sales will for the most part not include these historical items. Instead,

    - our revenues will include just the fees we will receive for the provision of gathering, processing, transportation, fractionation and storage services and the aggregate proceeds from NGL sales we receive under our percent-of-proceeds contracts; and

    - our cost of sales will primarily consist of the percentage of proceeds from the sale of NGL products remitted to producers under our percent-of-proceeds contracts.


    Accordingly, whereas the Midstream Business' historical results of operations depended on the volumes of NGL products sold and the difference between the sale price of NGL products and the cost of natural gas, our unaudited pro forma results of operations depend primarily on the volume of natural gas processed and NGLs fractionated, and, to the extent of our percent-of-proceeds contracts, the market price of NGL products. Percent-of-proceeds based services accounted for 46% of our pro forma revenues and 15% of our pro forma gross margin (defined as revenues less cost of sales) for the year ended December 31, 2001.


    We define EBITDA as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

    Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them.


    We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which begins on page 57.

                                                                                                                      MARKWEST
                                                                                                                      ENERGY--
                                                   MARKWEST HYDROCARBON MIDSTREAM BUSINESS--HISTORICAL               PRO FORMA
                                         ------------------------------------------------------------------------   ------------
                                                                 YEAR ENDED DECEMBER 31,                             YEAR ENDED
                                         ------------------------------------------------------------------------   DECEMBER 31,
                                             1997           1998           1999           2000           2001           2001
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                                       (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................  $     59,087   $     42,676   $     57,490   $    109,810   $     93,675   $     48,420
Operating expenses:
  Cost of sales........................        28,792         26,260         33,549         71,341         65,483         17,807
  Operating expenses...................         9,888          8,918         10,514         13,224         13,138         14,748
  General and administrative
    expenses...........................         3,643          3,094          3,971          4,733          5,047          4,423
  Depreciation and amortization........         2,164          2,958          3,413          4,341          4,490          4,490
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Total operating expenses.........        44,487         41,230         51,447         93,639         88,158         41,468
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Income from operations...........        14,600          1,446          6,043         16,171          5,517          6,952
Interest expense.......................            46            824          1,741          1,697          1,307          1,386
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Income before income taxes.......        14,554            622          4,302         14,474          4,210          5,566
Provision for income taxes.............         5,569            235          1,631          5,693          1,624             --
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Net income.......................  $      8,985   $        387   $      2,671   $      8,781   $      2,586   $      5,566
                                         ============   ============   ============   ============   ============   ============
Pro forma net income per limited
  partner unit.........................                                                                             $       1.09
                                                                                                                    ============
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................  $      5,306   $      1,914   $      4,083   $      6,047   $     18,240   $      2,500
Property and equipment, net............        46,059         62,564         69,695         77,501         82,008         82,008
Total assets...........................        66,104         69,540         80,776         95,520        104,891         85,408
Total debt, including debt due to
  parent...............................            --         22,875         17,956         20,782         19,179         25,500
Capital/partnership equity.............        56,888         35,288         46,646         50,751         65,429         59,908

CASH FLOW DATA:
Net cash flow provided by (used in):
  Operating activities.................  $     14,024   $      8,521   $      6,776   $     13,997   $       (524)
  Investing activities.................       (22,782)        (9,463)       (10,544)       (12,147)        (8,997)
  Financing activities.................         8,758            942          3,768         (1,850)         9,521

OTHER FINANCIAL DATA:
EBITDA.................................  $     16,764   $      4,404   $      9,456   $     20,512   $     10,007   $     11,442

Maintenance capital expenditures.......  $        398   $        415   $        489   $        955   $        576   $        576
Expansion capital expenditures.........        10,766          9,048         10,055         11,192          9,075          9,075
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Total capital expenditures.......  $     11,164   $      9,463   $     10,544   $     12,147   $      9,651   $      9,651
                                         ============   ============   ============   ============   ============   ============
OPERATING DATA:
Appalachia:
  Natural gas processed (Mcf/d) (1)....       170,000        170,000        171,000        235,000        276,000        276,000
  NGL product production--Siloam plant
    (gallons)..........................   102,500,000    102,900,000    113,000,000    148,100,000    154,500,000    154,500,000

Michigan:
  Pipeline throughput (Mcf/d)..........         8,900         16,000         17,800         11,000          8,800          8,800
  NGL sales (gallons)..................            --     10,600,000     13,500,000      9,200,000      8,000,000      8,000,000


------------


(1) Includes only natural gas processed at facilities owned by the Midstream Business or by MarkWest Energy on a pro forma basis. From 1997 to 1999, the Midstream Business owned only the Kenova and Boldman gas processing plants. In 2000, the Midstream Business acquired the Cobb gas processing plant and constructed the Maytown gas processing plant. In 2001, the Midstream Business constructed the Kermit gas processing plant.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH THE HISTORICAL AND PRO FORMA COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. FOR MORE DETAILED INFORMATION REGARDING THE BASIS OF PRESENTATION FOR THE FOLLOWING INFORMATION, YOU SHOULD READ THE NOTES TO THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS.

OVERVIEW

    We are a Delaware limited partnership formed by MarkWest Hydrocarbon on January 25, 2002, to acquire most of the assets, liabilities and operations of the MarkWest Hydrocarbon Midstream Business. We are engaged in the gathering and processing of natural gas and the transportation, fractionation, and storage of NGL products. We are the largest processor of natural gas in the northeastern United States, processing gas from the Appalachian basin, one of the country's oldest natural gas producing regions, and from Michigan.

    The historical results of the Midstream Business are derived from the audited historical financial statements of the Midstream Business included in the financial pages of this prospectus. These historical financial statements will differ substantially from our financial statements principally because of the differences in the way in which we will generate revenues in the future and the way in which the Midstream Business has generated revenues in the past. Historically, the Midstream Business generated its revenues pursuant to two types of contracts:

    - "keep-whole" contracts under which the Midstream Business would take title to and sell the NGLs it produced in its processing operations and would reimburse or "keep whole" the producers for the Btu content of the NGLs removed through the redelivery to the producers of an equivalent amount (on a Btu basis) of dry natural gas; and

    - "percent-of-proceeds" contracts under which the Midstream Business would take title to the NGLs it produced in its processing operations, sell the NGLs to third parties, and pay the producer a specified percentage of the proceeds received from the sales.

In the future, however, none of our revenues will be generated pursuant to keep-whole contracts. Rather, we will generate the majority of our revenues pursuant to contracts that we will enter into with MarkWest Hydrocarbon at the closing of this offering that provide for us to be paid a fee per unit for services that we provide. Like the Midstream Business, we will continue to generate a portion of our revenues pursuant to percent-of-proceeds contracts under which we retain a percentage of the NGLs that we produce as compensation for processing the raw gas for producers. The largest of the differences between the historical financial statements of the Midstream Business and our financial statements is in revenues and cost of sales. Historically, revenues and costs of sales in the Midstream Business were higher because:

    - its revenues included the aggregate sales price for all the NGL products produced in its operations; and

    - its cost of sales included the cost of natural gas purchases needed to replace the Btu content of the NGLs extracted in its processing operations and the percentage of the proceeds from the sale of NGL products remitted to producers under percent-of-proceeds contracts.

    In contrast, our revenues and cost of sales will for the most part not include these historical items. Instead,

    - our revenues will include just the fees we will receive for the provision of gathering, processing, transportation, fractionation and storage services and the aggregate proceeds from NGL sales we receive under our percent-of-proceeds contracts; and

    - our cost of sales will primarily consist of the percentage of proceeds from the sale of NGL products remitted to producers under our percent-of-proceeds contracts.

    Accordingly, whereas the Midstream Business' historical results of operations depended on the volumes of NGL products sold and the difference between the sale price of NGL products and the cost of natural gas, our results of operations will depend primarily on the volume of natural gas processed, NGLs fractionated and, to the extent of our percent of proceeds contracts, the market price of NGL products. Because of these significant differences, the "Results of Operations" for the Midstream Business discussed below may be of limited use in evaluating the business to be conducted by us. The nature of the Midstream Business and our revenues and costs are presented in more extensive detail below and may help you better understand the historical results discussed herein, as well as our operating results going forward.

    Enron Corporation and many of its subsidiaries filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in early December 2001. In response to this filing, the Midstream Business terminated all derivative contracts and provided for an allowance for forward financial positions in which Enron was our counterparty. Additionally, in accordance with its contractual arrangements with Enron, the Midstream Business netted its outstanding payables of $0.4 million and receivables of $0.5 million with Enron. As a result, the Midstream Business incurred a net expense of $0.1 million for the year ended December 31, 2001, which was included in cost of sales. Subsequently, in accordance with SFAS No. 133, the Midstream Business reclassified from other comprehensive income (for cash flow hedges) and risk management assets (for fair value hedges) to cost of sales those portions of its Enron hedged transactions that were supposed to impact income from operations during 2001, resulting in a net $0.1 million non-cash benefit, which was included in cost of sales. The Midstream Business will continue to reclassify the appropriate amounts out of other comprehensive income into cost of sales in the future periods in which the forecasted transactions were to affect income from operations. Specifically, the Midstream Business will be reclassifying $0.4 million from other comprehensive income, net of $0.1 million deferred taxes, during 2002. The discontinuation of these contracts and the resulting reclassifications will not impact the results of MarkWest Energy Partners.

    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

    The MarkWest Hydrocarbon Midstream Business historically has generated the majority of its revenues through the sale of NGL products obtained in exchange for providing processing and fractionation services to natural gas producers. NGL product prices, and the volume of natural gas processed and NGLs fractionated and sold, were the primary determinants of revenues. In Appalachia, the Midstream Business processed natural gas under keep-whole contracts and a contract containing both fee and percent-of-proceeds components. In Michigan, the Midstream Business processed natural gas under contracts containing both fee and percent-of-proceeds components. Under keep-whole and percent-of-proceeds contracts, the Midstream Business recorded as revenues the gross proceeds retained from the sale of NGL products produced. Gathering and processing contracts containing a fee component required producers to pay the Midstream Business a fee to gather and process their gas.

    The Midstream Business' cost of sales was comprised of a keep-whole contract component and a percent-of-proceeds contract component. Under keep-whole contracts, the Midstream Business' principal cost was the reimbursement to the natural gas producers for the energy extracted from their natural gas stream in the form of NGLs. The Midstream Business kept the producers whole on an energy basis by replacing the extracted Btu content of the NGLs with additional volumes of dry natural gas. Under percent-of-proceeds contracts, the Midstream Business' principal cost was the percentage of the proceeds from the sale of the NGL products that was remitted to the producers.

    The Midstream Business' operating expenses principally consisted of costs needed to operate its facilities, including personnel costs, fuel needed to operate the plants, plant utility costs and maintenance expenses. The Midstream Business' fuel costs were partially offset by contractual reimbursements from producers. Some operating costs, such as fuel costs, fluctuated depending on the amount of natural gas processed or NGL products fractionated and the price of natural gas.

    The Midstream Business' general and administrative expenses were costs allocated by MarkWest Hydrocarbon. Historically, these costs have included legal, accounting, treasury, engineering, information technology, insurance and other corporate services.

    MARKWEST ENERGY PARTNERS, L.P.

    We will generate the majority of our revenues from gas gathering and processing and NGL transportation, fractionation and storage. In Appalachia, our primary sources of revenues will be our operating agreements with MarkWest Hydrocarbon.

    These operating agreements include:

    - A Gas Processing Agreement under which MarkWest Hydrocarbon has agreed to deliver all gas gathered by Columbia Gas and delivered to MarkWest Hydrocarbon upstream of our facilities for processing at our Kenova, Boldman and Cobb plants. We have agreed to accept and process all such gas up to the then-existing capacity of the applicable plant. As payment for these services, we will receive a monthly processing fee based on the thermal content of the natural gas delivered to us.

    - A Pipeline Liquids Transportation Agreement under which Markwest Hydrocarbon has agreed to deliver all of its NGLs acquired from our Kenova facility, and any of its NGLs it desires to deliver from our Boldman facility or from other sources in the Appalachian region for transportation through our pipeline facilities to our Siloam fractionation facility. As payment for these services, MarkWest Hydrocarbon will pay us a monthly transportation fee based on the number of gallons transported.

    - A Fractionation, Storage and Loading Agreement under which MarkWest Hydrocarbon has agreed to deliver all of the mixed NGLs produced at our Kenova, Boldman or Cobb processing plants for fractionation at our Siloam fractionation facility. We have agreed to unload the NGLs delivered to us, fractionate all the NGLs, lease tracking rights on our Siloam railroad siding to MarkWest Hydrocarbon, load the finished NGL products for shipment and as directed by MarkWest Hydrocarbon, store the finished NGL products in underground storage caverns. As payment for these services, MarkWest Hydrocarbon will pay us a monthly fractionation fee based on the number of gallons we fractionate, an annual storage fee and a monthly fee based on the number of gallons of NGLs we unload at our Siloam facility.


    - A Natural Gas Liquids Purchase Agreement under which MarkWest Hydrocarbon has agreed to receive and purchase, and we have agreed to deliver and sell, all of the NGL products we produce pursuant to our gas processing agreement with Equitable. Under the terms of this agreement, MarkWest Hydrocarbon will pay to us a purchase price equal to the proceeds it receives from the resale to third parties of such NGL products. This contract will also apply to any other NGL products we acquire. We will retain a percentage of the proceeds attributable to the sale of NGL products we produce pursuant to our agreement with Equitable, and remit the balance from such NGL product sale proceeds to Equitable.

    A portion of each of the above mentioned fees (except for fees under the Natural Gas Liquids Purchase Agreement) will be adjusted annually to reflect changes in the Producers Price Index for Oil and Gas Field Services. Under each agreement other than the Natural Gas Liquids Purchase Agreement, MarkWest Hydrocarbon will remain responsible for actual gas processing plant fuel costs and retain the related producer fuel reimbursement for all of our facilities except Siloam. We will be responsible for all fuel needed in the operation of our Siloam facility.


    In Michigan, we will assume the Midstream Business' existing contracts and will gather and process natural gas directly for those third parties. We will receive 100% of all fee and percent-of-proceeds consideration for the first 10,000 Mcf/d that we gather in Michigan. MarkWest Hydrocarbon will retain a 70% net profit interest in the gathering and processing income we earn on quarterly Michigan pipeline throughput in excess of 10,000 Mcf/d.


    Our principal cost of sales will be the percentage of proceeds from the sale of NGL products that we will remit to Equitable in Appalachia and the third-party producers in Michigan.


    Our operating expenses, similar to the Midstream Business, will principally consist of those expenses needed to operate our facilities, including applicable personnel costs, plant utility costs and maintenance expenses. One difference between our operating expenses and those of the Midstream Business is fuel costs. MarkWest Hydrocarbon will be responsible for providing all natural gas used as fuel in our processing plants, and MarkWest Hydrocarbon will retain the related producer fuel reimbursement. However, we are responsible for supplying all natural gas used as fuel in our Siloam fractionator.

    Our general and administrative expenses will be dictated by the terms of the omnibus agreement between MarkWest Hydrocarbon and us. We will annually reimburse MarkWest Hydrocarbon for the general and administrative support it will provide us. In the first year, this reimbursement will not exceed
$4.9 million.

COMMODITY PRICE RISKS

    The profitability of the Midstream Business was affected by volatility in prevailing NGL product and natural gas prices, and our future operations will be affected by volatility in prevailing NGL product prices and indirectly by natural gas prices. Changes in the prices of NGL products correlate closely with changes in the price of crude oil. NGL product and natural gas prices have been subject to significant volatility in recent years in response to changes in the supply and demand for NGL products and natural gas and market uncertainty.

    Profitability under "keep-whole" contracts was impacted by the margin between NGL sales prices and the cost of natural gas reimbursement (which cost is directly related to the price of natural gas), and may be negatively affected by decreases in NGL prices or increases in natural gas prices. MarkWest Hydrocarbon is retaining the keep-whole contracts.


    Under percent-of-proceeds contracts, the processor retains a portion of the sales price of the NGL products produced as compensation for its services, and changes in NGL prices directly impact profitability under these contracts. The Midstream Business had percent-of-proceeds contracts, and we will have similar contracts with respect to NGLs we produce at our Maytown gas processing plant and our Michigan operations.


    Changes in natural gas prices indirectly may impact our profitability since prices can influence drilling activity and well operations and thus the volume of gas processed.

SEASONALITY

    A substantial portion of the Midstream Business' revenues and, as a result, its gross margins, were dependent upon the sales prices of NGL products, particularly propane, which fluctuate with winter weather conditions, and other supply and demand determinants. The strongest demand for propane, which increases sales volumes, and the highest propane sales margins generally occur during the winter heating season. As a result, the Midstream Business recognized a substantial portion of its annual income during the first and fourth quarters of the year.

    Given our percent-of-proceeds arrangements, we will also be dependent upon the sales price of NGL products, particularly propane, which fluctuates with the winter weather conditions, and other supply and demand determinants.

EXPANSION AND ACQUISITIONS


    Commencing in 1999, the Midstream Business embarked on a three-year expansion program of its Appalachian infrastructure, which collectively increased design processing capacity by 127,000 Mcf/d. The expansion projects, which were completed in the second quarter of 2001 at a cost of approximately $29.0 million, included the:


    - assumption of operation of the Boldman processing plant from Columbia Gas in February 2000 under the terms of an Operating Agreement dated October 16, 1999 between Columbia Gas and MarkWest Hydrocarbon. From 1991 to February 2000, Columbia operated our Boldman plant pursuant to a lease agreement with us. This lease was terminated in February 2000;


    - construction of the Maytown processing plant in February 2000;


    - acquisition of the Cobb processing plant from Columbia Gas in March 2000;

    - construction of the Kermit processing plant in January 2001;

    - expansion of the Kenova processing plant in July 2001;


    - acquisition of the 40-mile Ranger to Kenova NGL pipeline in West Virginia in January 2000 that connects to our existing Kenova to Siloam pipeline;



    - lease of the 60-mile Maytown to Ranger NGL pipeline in West Virginia and Kentucky in January 2000; and


    - the expansion of our Siloam fractionation facility in February 2000.


    As a result of the expansion, as well as increases in throughput volume, the Midstream Business increased Appalachian processing volumes from 171,000 Mcf/d in 1999 to 276,000 Mcf/d for the year ended December 31, 2001 and Appalachian fractionation volumes from an average of 310,000 gallons per day in 1999 to an average of 425,000 gallons per day for the year ended December 31, 2001. We expect further growth in volumes in 2002 as we recognize a full year's impact of our expansion, as well as, additional well connections.


RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 2001, COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

    REVENUES. Revenues were $93.7 million for the year ended December 31, 2001 compared to $109.8 million for the year ended December 31, 2000, a decrease of $16.1 million, or 15%. Revenues were lower in 2001 than in 2000 primarily due to a decrease in the average Appalachian NGL sales price, which accounted for $14.9 million of the decrease. The average Appalachian NGL sales price was $0.53 per gallon for the year ended December 31, 2001, compared to $0.63 per gallon for the year ended December 31, 2000, a decrease of $0.10 per gallon, or 16%. Appalachian NGL sales volumes remained essentially flat. Lower Michigan NGL sales volumes in 2001, a result of decreased pipeline throughput, accounted for the remainder of the decrease in revenues and were partially offset by a modest increase in average Michigan NGL sales price during 2001.

    COST OF SALES. Cost of sales were $65.5 million for the year ended December 31, 2001, compared to $71.3 million for the year ended December 31, 2000, a decrease of $5.8 million, or 8%. Cost of sales were lower in 2001 primarily due to a decrease in the average Appalachian replacement natural gas cost, which accounted for an approximately $6.5 million decrease in cost of sales. The average cost of Appalachian replacement natural gas was equivalent to $0.40 per NGL gallon for the year ended December 31, 2001, compared to $0.44 per gallon for the year ended December 31, 2000, a decrease of $0.04 per gallon, or 9%. Increased transportation costs, a result of an increase in the number of our sales outlets, partially offset the decrease in the average Appalachian replacement natural gas cost.

    OPERATING EXPENSES. Operating expenses were $13.1 million for the year ended December 31, 2001, compared to $13.2 million for the year ended December 31, 2000, a decrease of $0.1 million, or 1%.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $5.0 million for the year ended December 31, 2001, compared to $4.7 million for the year ended December 31, 2000, an increase of $0.3 million, or 6%.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization were $4.5 million for the year ended December 31, 2001, compared to $4.3 million for the year ended December 31, 2000, an increase of $0.1 million, or 2%.

    INTEREST EXPENSE. Interest expense was $1.3 million for the year ended December 31, 2001, compared to $1.7 million for the year ended December 31, 2000, a decrease of $0.4 million, or 24%. The decrease was principally caused by a reduction in interest rates throughout 2001.

    PROVISION FOR INCOME TAXES. Provision for income taxes for the year ended December 31, 2001, was $1.6 million, compared to $5.7 million for the year ended December 31, 2000, a decrease of $4.1 million, or 72%. Provision for income taxes decreased principally due to lower income before income taxes.

    NET INCOME. Net income for the year ended December 31, 2001, was $2.6 million, compared to $8.8 million for the year ended December 31, 2000, a decrease of $6.2 million, or 70%. Net income decreased principally as a result of decreased average Appalachian NGL sales prices.

    YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

    REVENUES. Revenues were $109.8 million for the year ended December 31, 2000, compared to $57.5 million for the year ended December 31, 1999, an increase of $52.3 million, or 91%. This increase was principally attributable to:

    - an increase in Appalachian sales volumes which accounted for approximately $20.2 million of the increase. Appalachian NGL sales volumes were 153 million gallons for the year ended December 31, 2000, compared to 116 million gallons for the year ended December 31, 1999, an increase of 37 million gallons, or 32%. The increased volumes in 2000 were due to increased gas production behind the Midstream Business' facilities and the natural gas processing plant and fractionation facility expansions in the Appalachia area. In particular, the Maytown gas processing facility commenced operations during 2000, providing a significant, new fee-based revenue stream.

    - an increase in the Appalachian average NGL sales price which accounted for approximately $32.4 million of the increase. The Appalachian average NGL sales price was $0.63 per gallon for

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      the year ended December 31, 2000, compared to $0.38 per gallon for the year ended December 31, 1999, an increase of $0.25 per gallon, or 66%.

    A decrease in Michigan volumes were offset by an increase in the Michigan average NGL sales price.

    COST OF SALES. Cost of sales were $71.3 million for the year ended December 31, 2000, compared to $33.5 million for the year ended December 31, 1999, an increase of $37.8 million, or 113%. The increase was primarily attributable to:

    - an increase in Appalachian NGL sales volumes which accounted for approximately $16.7 million of the increase. Appalachian NGL sales volumes were 153 million gallons for the year ended December 31, 2000, compared to 116 million gallons for the year ended December 31, 1999, an increase of 37 million gallons, or 32%.

    - an increase in the Appalachian average replacement natural gas cost which accounted for approximately $19.5 million of the increase. The average cost of Appalachian replacement natural gas was equivalent to $0.44 per NGL gallon for the year ended December 31, 2000, compared to $0.27 per gallon for the year ended December 31, 1999, an increase of $0.17 per gallon, or 63%.

    OPERATING EXPENSES. Operating expenses were $13.2 million for the year ended December 31, 2000, compared to $10.5 million for the year ended
December 31, 1999, an increase of $2.7 million, or 26%. The increase is primarily attributable to operating costs associated with higher volumes processed through new facilities added in Appalachia. The Maytown, Boldman and Cobb extraction facilities and related pipeline added $1.7 million in expenses, and the expanded Siloam fractionation plant added $0.6 million in expenses. Higher natural gas costs and greater volumes in 2000 also increased fuel costs by $0.6 million at the Siloam fractionation facility in Appalachia. The Appalachian expansion added $0.3 million in regional expenses. Lower Michigan volumes decreased operating costs $0.5 million.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $4.7 million for the year ended December 31, 2000, compared to $4.0 million for the year ended December 31, 1999, an increase of $0.7 million, or 19%. General and administrative expenses increased primarily in support of the new Appalachian facilities and rent for office space; MarkWest Hydrocarbon sold its corporate headquarters and leased back its office space commencing in February 2000.

    DEPRECIATION AND AMORTIZATION.  Depreciation and amortization were
$4.3 million for the year ended December 31, 2000 compared to $3.4 million for the year ended December 31, 1999, an increase of $0.9 million, or 27%. Depreciation and amortization increased for the year ended December 31, 2000, as a result of the expansion in Appalachia during 2000.

    INTEREST EXPENSE. Interest expense was $1.7 million for each of the years ended December 31, 2000 and 1999.

    PROVISION FOR INCOME TAXES. Provision for income taxes for year ended December 31, 2000, was $5.7 million, compared to $1.6 million for the year ended December 31, 1999, an increase of $4.1 million, or 249%. Provision for income taxes increased principally due to higher income before income taxes.

    NET INCOME. Net income for the year ended December 31, 2000, was $8.8 million, compared to $2.7 million for the year ended December 31, 1999, an increase of $6.1 million, or 229%. Record Appalachian NGL production, related sales volumes and above average sales margins for the year ended December 31, 2000, were the primary reasons for the increase in net income. The increased volumes were due to increased gas production behind the Midstream Business's facilities and the gas processing and fractionation plant expansions.

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CRITICAL ACCOUNTING POLICIES

    The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules is critical. Our critical accounting policy is discussed below. For further details on our accounting policies and a discussion of new accounting pronouncements, see Note 2 of the Notes to Combined Financial Statements beginning on page F-12.

    IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with Statement of Financial Accounting Standards (SFAS)
No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, we evaluate the long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value. For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is recalculated when related events or circumstances change.

    When determining whether impairment of one of our long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset. Our estimate of cash flows is based on assumptions regarding the volume of reserves behind the asset and future NGL product and natural gas prices. The amount of reserves and drilling activity are dependent in part on natural gas prices. Projections of reserves and future commodity prices are inherently subjective and contingent upon a number of variable factors, including but not limited to:

    - changes in general economic conditions in regions in which our products are located;

    - the availability and prices of NGL products and competing commodities;

    - the availability and prices of raw natural gas supply;

    - our ability to negotiate favorable marketing agreements;

    - the risks that third party or MarkWest Hydrocarbon's (in the case of Michigan) natural gas exploration and production activities will not occur or be successful;

    - our dependence on certain significant customers, producers, gatherers, treaters, and transporters of natural gas; and

    - competition from other NGL processors, including major energy companies.

Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

LIQUIDITY AND CAPITAL RESOURCES

    CASH FLOWS. Net cash used in operating activities was $0.5 million for the year ended December 31, 2001. Net cash provided by operating activities was $14.0 million and $6.8 million for the

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years ended December 31, 2000 and 1999, respectively. Net cash used in operating activities during the year ended December 31, 2001 was lower than the prior year, principally attributable to (1) lower net income caused by decreased average Appalachian NGL sales prices and (2) the prepayment of $8.1 million worth of replacement natural gas during 2001. The higher amount of cash provided by operations in 2000, relative to 1999, was principally attributable to increased net income in 2000 due to increased Appalachian NGL sales volumes and above average processing margins.

    Net cash used in investing activities was $9.0 million, $12.1 million and $10.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash used in investing activities during each of the three years ended December 31, 2001 was primarily to fund the Appalachian expansion.

    Net cash provided by financing activities was $9.5 million for the year ended December 31, 2001. Net cash used in financing activities was $1.9 million for the year ended December 31, 2000. Net cash provided by financing activities was $3.8 million for the year ended December 31, 1999. Financing activities primarily represent borrowings from MarkWest Hydrocarbon to fund the Appalachian expansion or working capital needs.

    CAPITAL REQUIREMENTS. The natural gas gathering and processing and NGL transportation, fractionation and storage businesses are capital-intensive, requiring significant investment to upgrade or enhance existing operations. The capital requirements of the Midstream Business have consisted primarily of, and for us will consist primarily of:

    - maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives; and

    - expansion capital expenditures such as those to acquire additional midstream assets to grow our business, to expand and upgrade plant or pipeline capacity and to construct new plants, pipelines, and storage facilities.

    Given the recent completion of the three-year Appalachian expansion project, expansion capital expenditures through 2002 are expected to be significantly lower compared to those expenditures over the last three years, excluding the impact of any potential acquisitions or new expansions. Maintenance capital expenditures are estimated to approximate $0.8 million for the twelve months following the completion of this offering.

    We believe that cash generated from operations and funds available under the credit facility we expect to have in place following the offering will be sufficient to meet our working capital requirements and anticipated capital expenditures through March 31, 2003. In addition, we have the ability to issue additional common units to raise capital. Our ability to pay distributions to our unitholders and to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control.

    TOTAL CONTRACTUAL CASH OBLIGATIONS. A summary of our total contractual cash obligations as of December 31, 2001, is as follows:

                                                                   PAYMENT DUE BY PERIOD
                                    TOTAL      --------------------------------------------------------------
TYPE OF OBLIGATION                OBLIGATION   DUE IN 2002   DUE IN 2003-2004   DUE IN 2005-2006   THEREAFTER
------------------                ----------   -----------   ----------------   ----------------   ----------
Operating Leases................    $ 3,975        $739           $1,478             $1,255          $   503
Debt due to parent..............     19,179          --               --                 --           19,179
                                    -------        ----           ------             ------          -------
  Total.........................    $23,154        $739           $1,478             $1,255          $19,682

    OBLIGATIONS TO OUR GENERAL PARTNER, MARKWEST HYDROCARBON AND ITS
AFFILIATES. We will reimburse our general partner, MarkWest Hydrocarbon and its affiliates for direct and indirect expenses they incur on our behalf, such as legal, accounting, treasury, information technology, insurance and other corporate services. Additionally, we will reimburse MarkWest Hydrocarbon and its affiliates for direct expenses they incur on our behalf, such as salaries and employee benefit costs. The reimbursement for general and administrative services performed on our behalf will not exceed $4.9 million for the first year following our initial public offering. In addition, our general partner will be entitled to reimbursement for certain other business development expenses it incurs. Our general partner has sole discretion in determining the amount of these expenses. Our general partner and its affiliates also may provide other services for which we will be charged fees as determined by our general partner. These reimbursements and payments will be substantial and will reduce the amount of available cash for distribution to unitholders.

DESCRIPTION OF CREDIT FACILITY


    We will enter into a new three-year $60 million credit facility in connection with the closing of this offering. Bank of America, N.A. will serve as administrative agent under this credit facility. We expect the credit facility to be comprised of two facilities:



    - a $42.6 million revolving credit facility; and



    - a $17.4 million term loan facility.



    Under the revolving credit facility, up to $32.6 million will be available to fund capital expenditures and acquisitions and up to $10 million will be available for working capital purposes, however, not more than $2.25 million may be used in any four quarter period to fund distributions to unitholders. We expect that immediately after the closing, $39 million will be available under the credit facility. We expect to borrow $25.5 million under the credit facility at the closing of the offering, leaving approximately $14 million available for future borrowings. The credit facility will be used for ongoing working capital needs, letters of credit and general partnership purposes, including future acquisitions and expansions.


    Our obligations under the credit facility will be secured by substantially all our assets. Indebtedness under the credit facility will have a priority claim to the assets pledged to secure it for so long as such assets have not been liquidated for a permitted acquisition or permitted capital expenditure and will be non-recourse to our general partner. Indebtedness under the credit agreement will be guaranteed by our subsidiaries.

    We may prepay all loans at any time without penalty. We will be required to reduce all working capital borrowings under the revolving credit facility to zero for a period of at least 15 consecutive days once each calendar year.


    Indebtedness under the revolving credit facility will bear interest, at our option, at either (i) the higher of the federal funds rate plus 0.50% or the prime rate as announced by lender or (ii) at a rate equal to LIBOR plus an applicable margin. We will incur a commitment fee on the unused portion of the credit facility at a rate ranging from 25.0 to 50.0 basis points based upon the ratio of our Funded Debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) for the four most recently completed fiscal quarters. The term loan facility and revolving credit facility mature in May 2005. At that time, both facilities will terminate and all outstanding amounts thereunder will be due and payable.


    The credit agreement prohibits us from making distributions to unitholders and distributions in excess of available cash if any potential default or event of default, as defined in the credit agreement,

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occurs or would result from the distribution. In addition, the credit agreement will contain various covenants that limit, among other things, our ability to:

    - incur indebtedness;

    - grant liens;

    - make certain loans, acquisitions and investments;

    - make any material change to the nature of our business;

    - acquire another company; or

    - enter into a merger, consolidation or sale of assets.

    The credit agreement also contains covenants requiring us to maintain:


    - a ratio of not less than 3.50:1.00 of EBITDA to interest expense;


    - a ratio of not more than 3.50:1.00 of total debt to EBITDA; and

    - a minimum net worth.

    If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following will be an event of default:

    - failure to pay any principal when due or any interest, fees or other amount when due;

    - failure of any representation or warranty to be true and correct;

    - failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

    - default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $3.5 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

    - bankruptcy or insolvency events involving us, our general partner or our subsidiaries;

    - the termination of any material agreement, if not replaced in a manner reasonably satisfactory to the lenders, that is reasonably expected to have a material adverse effect;

    - material default by any party to any material agreement, which is not cured within the time period specified in the material agreement for cure, that is reasonably expected to have a material adverse effect;

    - the entry, and failure to pay or contest in good faith, of one or more adverse judgments in an aggregate amount of $3.5 million or more in excess of third party insurance coverage;

    - Change of Control (as defined in the credit facility); and

    - actual or asserted invalidity of any loan documentation.

    The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

INFLATION

    Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2001, 2000 or 1999. Although

                                       67
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the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher fees.

ENVIRONMENTAL


    Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. We believe we are in material compliance with all applicable laws and regulations. For a more complete discussion of the environmental laws and regulations that impact us, see "Business--Environmental Matters" beginning on page 88.


RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 on January 1, 2001, as amended, is described in Note 6 of the Notes to Combined Financial Statements.

    The Emerging Issues Task Force of FASB, issued EITF Issue No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. This issue addresses the statement of income classification of shipping and handling costs billed to customers and was effective for the fourth quarter of 2000. This has been adopted and prior period amounts were reclassified to conform to the new requirement.

    In July 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143, is effective for fiscal years beginning after June 15, 2002 (January 1, 2003, for MarkWest Hydrocarbon), and establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. We are in the process of determining the future impact that the adoption of SFAS No. 143 may have on our earnings and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Market risk is the risk of loss arising from adverse changes in market rates and prices. We face market risk from commodity price variations, primarily in the NGL products we sell. We also incur, to a lesser extent, credit risks and risks related to interest rate variations.


    COMMODITY PRICE RISK. Approximately 23% of the NGLs we fractionate in Appalachia and all of the NGLs we extract in Michigan are committed to us pursuant to contracts containing a percent-of-proceeds component. Under our Michigan and one of our Appalachian contracts, we sell the NGL products produced from our facility, and remit to the producers a specified percentage of the sales proceeds we receive. Accordingly, the revenues we recognize under our percent-of-proceeds contracts vary in direct response to changes in market prices for NGL products. For the year ended December 31, 2001, a $0.01 per gallon change in NGL prices would have impacted our gross margin (defined as revenues less cost of sales) by $86,000. Changes in natural gas prices indirectly may impact our profitability since prices can influence drilling activity and well operations and thus the volume of gas we process.


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    On January 4, 2002, we entered into a crude oil float-for-fixed swap to hedge the sales of approximately 4,915,000 gallons of NGL product extracted from our Michigan processing plant. Our sales price is fixed at $0.44 per NGL gallon, assuming the historical relationship between crude oil and NGL product prices continues in the future.

    Our primary commodity risk management objective is to reduce volatility in our cash flows. We maintain a committee, including members of senior management, which oversees all hedging activity. We may use crude oil, instead of NGL products, in our hedges because the NGL hedge products and markets are limited. Crude oil is highly correlated with certain NGL products.

    The use of financial instruments may expose us to the risk of financial loss in certain circumstances, including instances when (1) sales volumes are less than expected requiring market purchases to meet commitments, or (2) our counterparties fail to purchase the contracted quantities of NGLs or crude oil or otherwise fail to perform. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of favorable price changes in the physical market. However, we are similarly insulated against decreases in such prices.


    CREDIT RISK. Counterparties pursuant to the terms of their contractual obligations expose us to potential losses as a result of nonperformance. Our largest customer will be MarkWest Hydrocarbon, accounting for approximately 83% of our pro forma revenues. Consequently, changes within MarkWest Hydrocarbon's operations have the potential to impact, both positively and negatively, our credit exposure.


    INTEREST RATE RISK. We will be exposed to changes in interest rates, primarily as a result of our anticipated long-term debt with floating interest rates. We expect to have $25.5 million of indebtedness outstanding under our credit facility at the closing of this offering. We may make use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio, although no such agreements are currently in place. The impact of a 1% increase in interest rates on our expected debt would result in an increase in interest expense and a decrease in income before taxes of approximately
$0.3 million. This amount has been determined by considering the impact of the hypothetical interest rates on our expected debt immediately after the offering of units to the public.

                                    BUSINESS

OVERVIEW

    We are engaged in the gathering and processing of natural gas and the transportation, fractionation and storage of NGLs. We are the largest processor of natural gas in the northeastern United States, processing gas from the Appalachian basin, one of the country's oldest natural gas producing regions, and from Michigan. We intend to expand our business through internal growth and acquisitions. Our assets include:

    APPALACHIA


    - five natural gas processing plants in Kentucky and West Virginia, which extract NGLs from natural gas, with an aggregate design throughput capacity of approximately 352,000 Mcf/d of natural gas, and which processed an average of approximately 276,000 Mcf/d of natural gas for the year ended December 31, 2001;



    - 136 miles of NGL pipeline that transported approximately 360,000 gallons of NGLs per day to our fractionation plant for the year ended December 31, 2001;


    - a fractionation plant in Kentucky with a design throughput capacity of 600,000 gallons per day, which separates, or fractionates, NGLs into individual NGL products, and which produced approximately 155 million gallons of NGL products (equivalent to approximately 425,000 gallons per day) for the year ended December 31, 2001; and

    - an 11 million-gallon underground NGL storage facility adjacent to our fractionation plant.

    MICHIGAN

    - a 90-mile gas gathering pipeline with a design throughput capacity of 35,000 Mcf/d, which transports natural gas produced from a three county area in western Michigan to our natural gas processing plant, and which transported an average of approximately 8,800 Mcf/d of natural gas for the year ended December 31, 2001; and

    - a natural gas processing plant in western Michigan, with a design throughput capacity of 35,000 Mcf/d of natural gas, and which produced approximately eight million gallons of NGL products for the year ended December 31, 2001.


    Since MarkWest Hydrocarbon's inception in 1988, we have increased the size of our asset base through expansions and strategic acquisitions. For example, we recently completed a $29.0 million expansion of our Appalachian infrastructure that included constructing a new processing plant, increasing the capacity of one of our gas processing plants by 40,000 Mcf/d and almost doubling the capacity of our fractionator. This expansion also included the acquisition and construction of additional gas processing facilities. As a result of this expansion, we were able to increase our processing volumes in Appalachia from 171,000 Mcf/d in 1999 to 276,000 Mcf/d in 2001 and our fractionation volumes from 113 million gallons in 1999 to 155 million gallons in 2001. We expect further growth in volumes in 2002 as we recognize a full year's impact of our expansion, which was completed in the third quarter of 2001, as well as additional well connections in Michigan. On a pro forma basis for the year ended December 31, 2001, we generated EBITDA of $11.4 million and net income of $5.6 million.


    MarkWest Hydrocarbon formed us as a publicly traded limited partnership primarily to reduce our cost of capital thereby enhancing our ability to more efficiently grow our operations. In addition to our credit facility, the limited partnership structure will provide us with access to the capital markets as a source of additional financing, as well as the ability to use common units in connection with acquisitions. MarkWest Hydrocarbon will retain control over our operations through its ownership of

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
our general partner, as well as a significant ownership interest in us through its ownership of 58.8% of our limited partner interests in the form of subordinated units.


    We will generate a substantial majority of our revenues by charging fees for our gathering, processing, transportation, fractionation and storage services, and we believe that the fee-based nature of our revenues will provide us with a relatively stable base of cash flows. The balance of our revenues will be derived from percent-of-proceeds contracts under which we receive a fixed percentage of the sales price of the NGL products sold. On a pro forma basis for the year ended December 31, 2001, we derived 54% of our revenues and 85% of our gross margin from our fee-based services and 46% of our revenues and 15% of our gross margin from our percent-of-proceeds contracts.


COMPETITIVE STRENGTHS

    Our competitive strengths include:

    - STRATEGIC APPALACHIAN BASIN LOCATION. The majority of our assets are located in the Appalachian basin, a large natural gas producing region in the United States with long-lived reserves, modest decline rates and natural gas with high NGL content. We are the largest processor of natural gas in Appalachia and we believe our significant presence and asset base there provide us with a competitive advantage in capturing new supplies of natural gas. Approximately 2,500 drilling permits for gas wells were issued in 2001 in Kentucky and West Virginia, while total production in these two states grew approximately 38% from 1996 to 2000.

    - STABLE CASH FLOWS. We will generate a substantial majority of our revenues from the fees we charge for providing gathering, processing, transportation, fractionation and storage services. These fee-based services are dependent on throughput volume and are typically not affected by short-term changes in commodity prices. We believe that the fee-based nature of our business and the long-term nature of our contracts, which are supported by the long-lived reserves behind our Appalachian processing plants, will provide us with a relatively stable base of cash flows.

    - PREMIUM MARKETS. Natural gas and NGLs produced in Appalachia typically command premium pricing given Appalachia's location in the northeast United States where historical demand for natural gas and NGL products, particularly propane, has significantly exceeded both local production and interstate pipeline capacity during peak winter periods. Higher relative prices for NGL products benefit us directly through our percent-of-proceeds contracts. In addition, while drilling levels have declined in the past year due to lower natural gas prices, we believe that the higher relative prices for natural gas encourage continued development of natural gas production in the region as compared to other regions.

    - CONCENTRATED AND INTEGRATED OPERATIONS. The concentration and integration of our operations and the efficiencies of our facilities create operational synergies that allow us to provide cost effective service to our customers. For example, we are able to transport a majority of the NGLs we extract at our processing plants to our Siloam fractionator via our pipeline, lowering our transportation costs. Our concentrated infrastructure and available land and storage assets in Appalachia provide us with a platform for additional cost-effective expansion.


    - LONG-TERM CONTRACTS. Pursuant to our contracts with MarkWest Hydrocarbon and Equitable, we process substantially all of the natural gas delivered into two of the three largest gathering systems in Appalachia and fractionate the NGLs extracted from such gas. The contracts under which we have these rights generally range in length from seven to 14 years.


    - EXPERIENCED MANAGEMENT WITH OPERATIONAL AND ENGINEERING EXPERTISE. Our management team has an average of 20 years experience in the natural gas industry and our facilities managers have been continuously operating many of our facilities for more than 13 years. Our technical and operational expertise has enabled us to upgrade existing facilities, as well as design and build new facilities. In addition, the ownership of interests in our general partner and in our partnership by members of our management, as well as the compensation and incentive plans that we will adopt, will closely align the interests of our management team with the interests of our common unitholders.

    - FINANCIAL FLEXIBILITY. At closing, we expect to have a $60 million credit facility, with an initial availability of $39 million, $25.5 million of which is expected to be drawn at closing. This facility, together with our ability to issue additional partnership interests for financing and acquisition purposes, should provide us with a flexible financial structure that will facilitate the execution of our business strategy.

BUSINESS STRATEGIES

    Our primary strategy is to increase distributable cash flow per unit by:

    - INCREASING UTILIZATION OF OUR EXISTING FACILITIES. We seek to capture additional natural gas production from existing customers and to provide services to other natural gas producers in our areas of operation. With our recent Appalachian expansion and current excess capacity, we can increase throughput at our facilities with minimal incremental costs.


    - EXPANDING OPERATIONS THROUGH NEW CONSTRUCTION. By leveraging our existing infrastructure and customer relationships, we intend to continue expanding our asset base in Appalachia to meet the anticipated need for additional processing, transportation, fractionation and storage facilities as the production of natural gas in the region continues to grow. As an example, during 2000 and 2001, we completed the construction of two new processing plants, the expansion of a second processing plant and the near doubling in capacity of our fractionator in Appalachia. These activities increased our aggregate design throughput capacity by 127,000 Mcf/d, or 56%. Our expansion, together with additional NGLs extracted at a new MarkWest Hydrocarbon processing plant, also increased the volume of NGLs we fractionated at our Siloam facility from 113 million gallons in 1999 to 155 million gallons in 2001. We expect to expand in the future by both constructing new facilities and increasing the capacity of our existing facilities.


    - EXPANDING OPERATIONS THROUGH ACQUISITIONS. We believe our management team has established a successful track record for completing strategic acquisitions. We intend to continue to pursue strategic acquisitions of midstream assets and businesses in our existing areas of operation in order to leverage our current asset base, personnel and customer relationships. In addition, we also review opportunities to acquire assets outside of our existing areas of operation with a view towards creating new core operating areas.

    - CAPITALIZING ON OUR RELATIONSHIP WITH MARKWEST HYDROCARBON. We believe that our relationship with MarkWest Hydrocarbon will provide us with opportunities to expand our operations as MarkWest Hydrocarbon continues to expand its exploration and production operations. This growth opportunity may include additional throughput in our existing areas of operation, as well as the opportunity to build or acquire additional midstream assets. In addition, under the terms of the omnibus agreement we will enter into with MarkWest Hydrocarbon, we will have certain rights to purchase natural gas processing and NGL transportation, fractionation and storage assets developed by MarkWest Hydrocarbon to service its expanding exploration and production operations.

OUR RELATIONSHIP WITH MARKWEST HYDROCARBON, INC.


    We were recently formed by MarkWest Hydrocarbon to acquire most of its natural gas gathering and processing and NGL transportation, fractionation and storage assets. Following this offering, MarkWest Hydrocarbon's primary operations will be natural gas exploration and production and the marketing of NGL products. MarkWest Hydrocarbon will be our largest customer and, on a pro forma basis for the year ended December 31, 2001, accounted for 83% of our revenues and 72% of our gross margin. We expect to derive a substantial portion of our revenues from the services we provide under our contracts with MarkWest Hydrocarbon for the foreseeable future. In addition, MarkWest Hydrocarbon and its affiliates will retain 60.0% of our limited partner interests following the offering and will direct our business operations through their ownership and control of our general partner. MarkWest Hydrocarbon employees will be responsible for conducting our business and operating our assets on our behalf.


    Although MarkWest Hydrocarbon is a significant customer of ours, we ultimately depend on natural gas producers, not MarkWest Hydrocarbon, for the volumes that we process and fractionate. We will enter into several agreements with MarkWest Hydrocarbon at the closing of this offering, pursuant to which we will process and fractionate the volumes produced by these natural gas producers, including:


    - A Gas Processing Agreement pursuant to which MarkWest Hydrocarbon will agree to deliver all gas gathered by Columbia Gas and delivered to MarkWest Hydrocarbon upstream of our facilities for processing at our Kenova, Boldman and Cobb plants. MarkWest Hydrocarbon will pay us a monthly processing fee based on the natural gas volumes it delivers to us. On a pro forma basis for the year ended December 31, 2001, we would have processed an average of 222,000 Mcf/d of natural gas and generated 27% of our revenues and 43% of our gross margin pursuant to this agreement.



    - A Pipeline Liquids Transportation Agreement and a Fractionation, Storage and Loading Agreement pursuant to which:



       - MarkWest Hydrocarbon will agree to deliver all NGLs we produce for MarkWest Hydrocarbon's account at our Kenova processing facility to us for transportation through our pipeline to our Siloam fractionator. MarkWest Hydrocarbon may, but is not obligated to, deliver NGLs from our Boldman facility or other sources in the Appalachian region for transportation on our pipeline to our Siloam fractionator. MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons delivered to us for transportation.



       - MarkWest Hydrocarbon will agree to deliver all NGLs produced at any of our processing facilities to us for fractionation at our Siloam facility, as well as for such loading and storage services as MarkWest Hydrocarbon may direct. MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons delivered to us for fractionation from our processing facilities. In addition, these agreements provide that we will receive an annual storage fee based on the volume of underground storage available for use by MarkWest Hydrocarbon during such annual period. Finally, to the extent MarkWest Hydrocarbon delivers third-party NGLs by rail car for fractionation, we will be entitled to an additional per gallon unloading fee.



       - On a pro forma basis for the year ended December 31, 2001, we would have transported an average of 263,000 gallons of NGLs per day, fractionated an average of 329,000 gallons of NGLs per day and generated approximately 18% of our revenues and 29% of our gross margin pursuant to these agreements.



    - A Natural Gas Liquids Purchase Agreement under which MarkWest Hydrocarbon has agreed to receive and purchase, and we have agreed to deliver and sell, all of the NGL products we produce pursuant to our gas processing agreement with Equitable. Under the terms of this agreement, MarkWest Hydrocarbon will pay to us a purchase price equal to the proceeds it receives from the resale to third parties of such NGL products. This contract will also apply to any other NGL products we acquire. We will retain a percentage of the proceeds attributable to the sale of NGL products we produce pursuant to our agreement with Equitable, and remit the balance from such NGL product sales to Equitable. On a pro forma basis for the year ended December 31, 2001, we would have sold an average of 96,200 gallons of NGL products per day and generated approximately 37% of our revenues pursuant to this agreement.


    - An omnibus agreement pursuant to which:

       - MarkWest Hydrocarbon agrees not to compete with us in natural gas processing or in the transportation, fractionation and storage of NGLs, subject to the exceptions described in "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 98;

       - MarkWest Hydrocarbon agrees to indemnify us for a period of three years for environmental losses arising as a result of actions taken by MarkWest Hydrocarbon prior to the offering. We are currently not aware of any potential environmental losses after the expiration of this three-year period; and

       - MarkWest Hydrocarbon will provide us with general and administrative support as well as operating personnel services; general and administrative reimbursements to MarkWest Hydrocarbon are not to exceed $4.9 million during the twelve months following completion of this offering.

    For a more complete description of MarkWest Hydrocarbon, our contracts with it and its retained business following completion of this offering, please read "Business--MarkWest Hydrocarbon" beginning on page 80. For a complete description of each of our other material agreements with MarkWest Hydrocarbon, please read "Certain Relationships and Related Transactions" beginning on page 97.

NATURAL GAS AND NATURAL GAS LIQUIDS OVERVIEW


    GENERAL



    The following diagram illustrates the natural gas gathering, processing and fractionation process:



    [Graphic showing natural gas gathering, processing and fractionation.]


    NATURAL GAS PROCESSING

    The midstream natural gas industry in North America includes approximately 525 processing plants that process approximately 50 billion cubic feet, or Bcf, per day of raw natural gas and produce approximately 80 million gallons per day of NGLs. The industry is characterized by regional competition based on the proximity of gathering systems and processing plants to producing natural gas wells.

    Natural gas has a widely varying composition, depending on the field, the formation, or the reservoir from which it is produced. The principal constituents of natural gas are methane and ethane, but most natural gas also contains varying amounts of heavier components, such as propane, butane and natural gasoline that may be removed by any number of processing methods.

    Most raw natural gas produced at the wellhead is not suitable for long-haul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components and other contaminants that would interfere with pipeline transportation or the end use of the gas. In addition, natural gas is processed to separate from the raw gas those hydrocarbon liquids that have greater value when sold as individual NGL products.

    Natural gas processing involves the separation of raw natural gas into pipeline quality natural gas, principally methane, and NGLs, as well as the removal of contaminants. In this process, raw natural gas from the wellhead is gathered at a processing plant, typically located near the production area, where it is dehydrated and treated, then sent through a cryogenic or other process from which a mixed NGL stream is recovered.


    The removal and separation of individual hydrocarbons by processing is possible because of differences in physical properties, as each component has a distinctive weight, boiling point, vapor pressure and other physical characteristics. Natural gas may also contain water, sulfur compounds, carbon dioxide, nitrogen, helium, or other components that may be diluents and contaminants. Natural gas containing sulfur is referred to in the industry as "sour gas."


    NGL FRACTIONATION

    After being separated from natural gas at the processing plant, the mixed NGL stream is typically transported to a centralized facility for fractionation. Crude oil and condensate production also contain varying amounts of NGLs, which are removed during the refining process and, in the case of propane, are either marketed directly out of the refinery, or, in the case of butanes, blended by refiners or delivered to NGL fractionation facilities for further processing. In 2000, NGLs produced from domestic gas processing operations accounted for approximately 68% of the NGLs produced in the United States, compared with 25% from crude oil refining and 7% from imports.

    Fractionation is the process by which NGLs are further separated into individual, more valuable components. Fractionation systems typically exist either as an integral part of a gas processing plant, or as a "central fractionator," often located many miles from the primary production and processing facility. A central fractionator may receive mixed streams of NGLs from many processing plants.

    NGLs are fractionated by varying the temperature and pressure of mixed NGL streams and passing them through a series of distillation towers that take advantage of the differing boiling points of the various NGL products. As the temperature of the NGL stream is increased, the lightest NGL product, which has the lowest boiling point, boils off to the top of the tower where it is condensed and transferred to storage. The mixture from the bottom of the first tower is then moved into the next tower where the process is repeated, and a different NGL product is separated and stored. This process is repeated until the NGL stream has been separated into its components: ethane, propane, normal butane, isobutane and natural gasoline.

    The following diagram illustrates the NGL fractionation process:

    [Graphic depicting NGL fractionation process.]

    Described below are the five basic NGL products and their typical uses:

    - ETHANE--Ethane is used primarily as feedstock in the production of ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Ethane is not produced at our Siloam fractionator as there is little petrochemical demand for ethane in Appalachia and, therefore, it remains in the natural gas stream.

    - PROPANE--Propane is used as a gas for heating fuel, engine fuel, industrial fuel and for agricultural burning and drying and as a petrochemical feedstock for production of ethylene and propylene. Propane is principally used as a fuel in our operating area and represents approximately 64% of our NGL throughput at our Siloam fractionator.

    - NORMAL BUTANE--Normal butane is principally used for gasoline blending, as a fuel gas, either alone or in a mixture with propane, and as a feedstock for the manufacture of ethylene and butadiene, a key ingredient of synthetic rubber. Normal butane represents approximately 18% of our NGL throughput at our Siloam fractionator.

    - ISOBUTANE--Isobutane is principally used by refiners to enhance the octane content of motor gasoline and in the production of MTBE, an additive in cleaner burning motor gasoline. Isobutane represents approximately 6% of our NGL throughput at our Siloam fractionator.

    - NATURAL GASOLINE--Natural gasoline is principally used as a motor gasoline blend stock or petrochemical feedstock. Natural gasoline represents approximately 12% of our NGL throughput at our Siloam fractionator.

OUR GATHERING AND PROCESSING FACILITIES


    We are the largest gas processor in the northeastern United States and we have the right to process the gas or fractionate the NGLs delivered by substantially all of the producers who deliver gas into two of the three largest gathering systems in Appalachia. We own or operate five natural gas processing plants in Appalachia with aggregate design throughput capacity of approximately 352,000 Mcf/d of natural gas. Our Appalachian plants processed an average of 276,000 Mcf/d of natural gas for the year ended December 31, 2001.


    In addition, we own a pipeline and a natural gas processing plant in Michigan. We gathered an average of 8,800 Mcf/d of natural gas and extracted approximately eight million gallons of NGLs in Michigan for the year ended December 31, 2001.

    APPALACHIA

    A map representing the location of our processing, transportation and fractionation facilities is set forth below.

    [Graphic depicting location of Appalachian processing, transportation and fractionation facilities.]

    The table below describes our processing assets in the Appalachian region:


                                                                                                               UTILIZATION OF
                                                                                       NATURAL GAS             DESIGN CAPACITY
                                                                                   THROUGHPUT (MCF/D)          ---------------
                                                                 DESIGN      -------------------------------
                                                               THROUGHPUT        YEAR ENDED DECEMBER 31,         YEAR ENDED
                                                    YEAR        CAPACITY     -------------------------------    DECEMBER 31,
FACILITY                          LOCATION       CONSTRUCTED     (MCF/D)       1999       2000       2001           2001
--------                     ------------------  -----------   -----------   --------   --------   ---------   ---------------
Kenova Processing
  Plant (1)................  Wayne County, WV       1996         160,000     121,000    120,000      122,000        76.3%
Boldman Processing Plant...  Pike County, KY        1991          70,000      50,000     51,000       46,000        66.8%
Maytown Processing Plant...  Floyd County, KY       2000          55,000          --     39,000       54,000        98.2%
Cobb Processing Plant
  (2)......................  Kanawha County, WV     1968          35,000          --     25,000       24,000        68.6%
Kermit Processing Plant....  Mingo County, WV       2001          32,000          --         --       30,000        93.8%
                                                                 -------     -------    -------    ---------
    Total..................                                      352,000     171,000    235,000      276,000        78.4%
                                                                 =======     =======    =======    =========


------------

(1) A portion of the Boldman volumes and all of the Kermit volumes are included in Kenova throughput, as these volumes require further processing at our Kenova facility.

(2) We acquired the Cobb processing plant in 2000. In 1999, it processed 28,000 Mcf/d.

    KENOVA PROCESSING PLANT. Our Kenova cryogenic facility, a 160,000 Mcf/d plant, was constructed in 1996 and expanded by 40,000 Mcf/d in 2001 to accommodate expected new production from Columbia Resources. The cryogenic process utilizes a turbo-expander and heat exchangers to cool the gas, which condenses the NGLs. The NGLs are then separated from condensed gaseous components by distillation. This facility receives all of its intake of raw natural gas from Columbia Gas' transmission lines and processes gas produced in Knott, Magoffin, Floyd, Johnson, Martin and Lawrence Counties, Kentucky, and Mingo, Logan, Lincoln, Boone, Cabell, Putman, Wayne and Kanawha Counties, West Virginia. For the year ended December 31, 2001, we processed an average of 122,000 Mcf/d of natural gas in our Kenova plant, which we expect to increase once the recent expansion is reflected in a full year's operating results. NGLs extracted at this facility are transported to our Siloam fractionator via our pipeline.

    BOLDMAN PROCESSING PLANT. Our Boldman facility, a 70,000 Mcf/d straight refrigeration processing plant, was constructed in 1991. The Boldman plant processes gas using a propane refrigeration system to cool the gas and condense the NGLs. The NGLs are then separated from condensed gaseous components by distillation. Prior to 2000, MarkWest Hydrocarbon leased the plant to Columbia Gas. This facility receives all of its intake of raw natural gas from Columbia Gas' transmission lines and processes gas produced in Pike, Floyd, Letcher and Knott Counties, Kentucky. For the year ended December 31, 2001, we processed an average of 46,000 Mcf/d of natural gas in our Boldman plant. NGLs extracted at this facility are first delivered by truck to MarkWest Hydrocarbon's Maytown facility and transported on its leased pipeline to Ranger for further delivery on our pipeline to our Siloam fractionator.


    MAYTOWN PROCESSING PLANT. Our Maytown facility, a 55,000 Mcf/d straight refrigeration plant, was constructed in 2000. Pursuant to the our contract with Equitable, Equitable operates the Maytown plant on our behalf. As operator, Equitable is responsible for the day-to-day operation of the Maytown plant. Under our Gas Processing Agreement with Equitable, we have the right to take over and assume the role of operator upon providing Equitable with 30 day written notice. Like the Boldman plant, the Maytown plant also processes gas using a propane refrigeration system to cool the gas and condense the NGLs. The NGLs are then separated from condensed gaseous components by distillation. This facility receives all of its intake of raw natural gas from Equitable's gathering system in Kentucky. For the year ended December 31, 2001, we processed an average of 54,000 Mcf/d of natural gas in our Maytown plant. NGLs extracted at this facility are transported to Siloam via pipeline. The plant also contains a truck unloading facility that allows for the delivery of NGLs into our pipeline system for transportation to our Siloam fractionator.


    COBB PROCESSING PLANT. Our Cobb facility, a 35,000 Mcf/d refrigerated lean oil processing plant, was acquired in 2000. The refrigerated lean oil process utilizes a propane refrigeration system to cool the gas and the lean oil. The chilled lean oil then absorbs the NGLs which are then separated from the lean oil by distillation. An upgrade of this facility was completed in 2000 to decrease downtime and increase recoveries from the facility. This facility receives all of its intake of raw natural gas from Columbia Gas' transmission lines and processes gas produced in Kanawha, Clay, Roane and Jackson Counties, West Virginia. For the year ended December 31, 2001, we processed an average of 24,000 Mcf/d of natural gas in our Cobb plant. NGLs extracted at this facility are transported to our Siloam facility by tanker truck.

    KERMIT PROCESSING PLANT. Our Kermit facility, a 32,000 Mcf/d straight refrigeration plant, was constructed in 2001 in connection with the expansion at our Kenova facility and in anticipation of increased demand for our services by Columbia Resources. This facility was designed and constructed to increase the volume of natural gas transported to our Kenova facility by decreasing the liquid content of the natural gas in Columbia Gas' transmission lines. The Kermit plant processes gas using the same straight refrigeration process used at our Boldman plant. Our Kermit plant currently processes an average of approximately 30,000 Mcf/d of natural gas. NGLs extracted at this facility are transported to our Siloam facility via tanker truck.


    We do not operate our Kermit plant. Under the terms of a Construction and Lease Agreement between MarkWest Hydrocarbon and Columbia Gas, Columbia Gas has the exclusive authority and responsibility for the operation, maintenance and repair of the Kermit Plant. Columbia has the right to operate the plant only during such times as it deems required for operational purposes. Columbia Gas has the right to purchase the Kermit plant from us at any time during the lease term and at the termination of the lease. The lease expires on December 31, 2015. If Columbia Gas does not exercise its option to purchase, we, at our own expense, must remove the plant from Columbia Gas' property within a reasonable time following the expiration of the lease.

    We generate all of our processing revenues in Appalachia by charging fees for processing gas. We expect our processing revenues to increase in 2002 due to the completion in July 2001 of the 40,000 Mcf/d expansion of our Kenova processing plant and current third-party field compression and de-bottlenecking projects, which we expect will allow considerably more production to flow from currently constrained gas wells. For the year ended December 31, 2001, our Appalachian gas processing facilities operated at 78% of their design throughput capacity.



    On a pro forma basis, gas processing in Appalachia accounted for 67% of our revenues and 55% of our gross margin in the year ended December 31, 2001.


    RECENT APPALACHIAN PROCESSING EXPANSIONS AND ACQUISITIONS


    We recently completed an expansion of our Appalachian infrastructure, which collectively increased our total natural gas design processing capacity by 127,000 Mcf/d.



    The expansion projects, which were completed in the second quarter of 2001 at a cost of $19.1 million, included the:


    - assumption of the operation of our Boldman processing plant from Columbia Gas in February 2000;


    - construction of our Maytown processing plant in February, 2000;


    - acquisition of our Cobb processing plant from Columbia Gas in March 2000;

    - construction of our Kermit processing plant in January 2001; and


    - expansion of our Kenova processing plant in July 2001.


    MICHIGAN

    A map representing the location of our pipeline and processing plant is set forth below.

    [Graphic depicting location of our Michigan assets.]

    The table below describes our Michigan assets:

                                                                                            NATURAL GAS                  NGL
                                                                                         THROUGHPUT (MCF/D)          THROUGHPUT
                                                                                   ------------------------------     (GALLONS)
                                                                       DESIGN                YEAR ENDED             -------------
                                                                     THROUGHPUT             DECEMBER 31,             YEAR ENDED
                                                         YEAR         CAPACITY     ------------------------------   DECEMBER 31,
FACILITY                            LOCATION          CONSTRUCTED   (MCF/D) (1)      1999       2000       2001         2001
--------                     -----------------------  -----------   ------------   --------   --------   --------   -------------
90-mile Gas Gathering
  Pipeline.................  Manistee, Mason and      1994 - 1998      35,000       17,800     11,000     8,800              NA
                               Oceana Counties, MI
Fisk Processing Plant......  Manistee County, MI         1998          35,000       17,800     11,000     8,800       8,000,000

------------

(1) MarkWest Hydrocarbon has retained a 70% net profit interest in all gathering and processing fees generated by quarterly throughput volumes in excess of 10,000 Mcf/d.

    Our Michigan assets include a 90-mile gas gathering pipeline and a 35,000 Mcf/d gas processing plant. Our pipeline is comprised of 4-inch to 10-inch pipe, all of which was constructed between 1994 and 1998. Our Michigan gathering pipeline gathers and transports sour gas produced by third parties in Oceana, Mason and Manistee Counties for sulfur removal at a treatment plant that is owned and operated by Shell Offshore, Inc. Our Fisk processing plant is located adjacent to Shell's treatment plant. Our gathering pipeline serves approximately 30 wells and 13 producers in this three county area. The Fisk plant processes all of the natural gas gathered by our gathering pipeline and produces propane and a butane-natural gasoline mix.

    We believe there will continue to be increased development in the region of Michigan in which we operate in part because 3D seismic technology may serve to significantly improve drilling success rates. For example, MarkWest Hydrocarbon recently used 3D seismic to identify and drill two successful wells that are expected to commence production in the first half of 2002. MarkWest Hydrocarbon is currently sponsoring two additional 3D seismic programs for the evaluation of additional drilling opportunities in the area served by our pipeline.


    Under a Gas Treating and Processing Agreement between our subsidiary, West Shore Processing Company, LLC and Shell Offshore, Inc., Shell operates our Fisk natural gas processing plant. Under the terms of this agreement, Shell treats and processes sour gas delivered to its treatment plant by us and delivers the treated gas to our Fisk plant where NGLs are extracted. We retain the NGLs. Shell retains any treating products (including carbon dioxide) and any liquids recovered prior to treating the gas at its treatment plant by use of conventional mechanical separation equipment, as well as any sulfur recovered. For these services, we pay Shell a set monthly treating fee and a volumetric treating fee based on the amount of gas we deliver to Shell. Both of these fees are annually increased in proportion to the change in a government reported index. In addition, Shell has agreed to pay us a per-gallon surcharge for propanes, butanes and pentanes (or a combination thereof) contained in the treated gas that is not subsequently delivered to us for processing at our natural gas processing plant.


    We generate revenues from our Michigan operations primarily by charging a fee for the gathering and processing services we provide. Our contracts in Michigan also provide that we retain a portion of the proceeds from the sale of NGLs that are produced at our Michigan facility. Our propane and butane-natural gasoline production is usually sold at the plant. As a result of recent drilling success and additional well connections, our throughput is expected to increase to between 10,000 and 15,000 Mcf/d in 2002. MarkWest Hydrocarbon has retained a 70% net profit interest in all gathering and processing fees generated by quarterly throughput volumes in excess of 10,000 Mcf/d. On a pro forma basis for the year ended December 31, 2001, gas gathering and processing in Michigan accounted for approximately 15% of our revenues and 16% of our gross margin.


NATURAL GAS LIQUIDS TRANSPORTATION, FRACTIONATION AND STORAGE

    OUR NGL PIPELINES


    We earn fees for transporting NGLs through our pipelines to our Siloam fractionation plant. All of the NGLs we recover at our Kenova, Boldman and Maytown plants are transported to Siloam via pipeline (NGLs from Boldman are first transported to our Maytown facility via tanker trucks). NGLs from our Cobb and Kermit plants are transported to Siloam via tanker trucks.


    Our Appalachia liquids pipeline includes the following segments:

                                                                                                             NGL THROUGHPUT
                                                                                                               (GAL/DAY)
                                                                                                     ------------------------------
                                                                                         DESIGN                YEAR ENDED
                                                                           PIPELINE    THROUGHPUT             DECEMBER 31,
                                                 YEAR          LENGTH      DIAMETER     CAPACITY     ------------------------------
PIPELINE                       LOCATION       CONSTRUCTED     (MILES)      (INCHES)     (GAL/DAY)      1999       2000       2001
--------                  ------------------  -----------   ------------   ---------   -----------   --------   --------   --------
Maytown to
  Institute(1)..........  Floyd County, KY       1956               100       4-5        250,000          --     83,800    128,900
                          to
                          Kanawha County,WV
Ranger to Kenova(2)(3)..  Lincoln                1976                40         6        831,000          --     83,800    128,900
                          County, WV
                          toWayne County,WV
Kenova to Siloam........  Wayne County, WV       1957                36         6        831,000     205,205    296,000    359,600
                          to South Shore, KY

                          UTILIZATION OF
                              DESIGN
                             CAPACITY
                          --------------
                            YEAR ENDED
                           DECEMBER 31,
PIPELINE                       2001
--------                  --------------
Maytown to
  Institute(1)..........       51.5%
Ranger to Kenova(2)(3)..       15.5%
Kenova to Siloam........       43.3%


------------


(1) Includes 40 miles of currently unused pipeline extending from Ranger to Institute.



(2) NGLs transported through the Ranger to Kenova pipeline are included in the Kenova to Siloam volumes.



(3) We acquired the Ranger to Kenova pipeline in 2000. In 1999, it transported 129,800 gal/day.

    Our recently acquired 40-mile Ranger to Kenova NGL pipeline and the Maytown to Ranger segment of our leased Maytown to Institute pipeline, together with our existing Kenova to Siloam pipeline, forms 136 miles of NGL pipeline running through the southern portion of the Appalachia basin. We acquired our Ranger to Kenova pipeline and leased the 100-mile Maytown to Institute pipeline in 2000 as part of our Appalachian expansion. We acquired our Kenova to Siloam pipeline in 1988. We lease the Maytown to Institute pipeline from Equitable. Our lease expires in 2015. Prior to leasing the Maytown to Institute pipeline, Boldman NGLs were acquired to be transported by truck to Siloam, at significantly greater expense than trucking to an injection point. We generate transportation revenues by charging fees for transporting NGLs to our Siloam fractionator on our pipeline. As a result of the expansion of our Kenova processing plant described above, we expect throughput on our pipeline to increase.


    OUR FRACTIONATION FACILITY


    Our Siloam fractionation plant receives substantially all of its extracted NGLs via pipeline or tanker truck from our five Appalachia processing plants, with the balance received from tanker truck and rail car deliveries from other third-party NGL sources. The extracted NGLs are then separated into NGL products, including propane, isobutane, normal butane and natural gasoline. The typical composition of the NGL throughput in our Appalachian operations has been approximately 64% propane, 18% normal butane, 6% isobutane, and 12% natural gasoline. We do not currently produce and sell any ethane. The following table provides additional detail regarding our Siloam fractionation plant:


                                                                                                                   UTILIZATION
                                                                                                                    OF DESIGN
                                                                                                                    CAPACITY
                                                                               NGL THROUGHPUT (GALLONS)           -------------
                                                            DESIGN      ---------------------------------------
                                                          THROUGHPUT            YEAR ENDED DECEMBER 31,            YEAR ENDED
                                               YEAR        CAPACITY     ---------------------------------------   DECEMBER 31,
FACILITY                      LOCATION      CONSTRUCTED   (GAL/YEAR)       1999          2000          2001           2001
--------                   ---------------  -----------   -----------   -----------   -----------   -----------   -------------
Siloam Fractionation
  Plant..................  South Shore, KY     1957       220,000,000   113,000,000   148,100,000   154,500,000       70.2%

    Our Siloam fractionation plant was built in 1957 and it has been continually upgraded and maintained since its acquisition by MarkWest Hydrocarbon in 1988.


    During the recently completed expansion of our Appalachian infrastructure, we spent approximately $9.8 million to increase the capacity of our Siloam fractionation plant from 130 million gallons per year to 220 million gallons per year and to acquire the Ranger to Kenova pipeline segment. As a result of the expansion of our processing, transportation and fractionation capabilities, we have increased our production of NGLs from 113 million gallons per year in 1999 to approximately 155 million gallons per year in 2001.


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    We generate revenues by charging fees for fractionating NGLs that we receive from our processing plants and third parties. For the year ended December 31, 2001, we operated our Siloam fractionation plant at 70% of its design throughput capacity.

    OUR STORAGE FACILITIES

    Our Siloam facility is a versatile storage and loading facility, with both above ground, pressurized storage facilities, with capacity of three million gallons, and underground storage facilities, with capacity of 11 million gallons. Product can be received by truck, pipeline or rail car and can be transported from the facility by truck, rail car or barge. There are eight automated 24-hour-a-day truck loading and unloading slots, a modern rail loading/unloading rack with 12 unloading slots, and a river barge facility capable of loading barges with a capacity of up to 840,000 gallons. We generate revenues from our underground storage facilities by charging a fee based on annual gallons of storage contracted.


    On a pro forma basis, our NGL transportation, fractionation and storage services accounted for 18% of our revenues and 29% of our gross margin for the year ended December 31, 2001.


CUSTOMERS AND CONTRACTS

    APPALACHIA


    In Appalachia, our primary sources of revenues will be our processing, transportation, fractionation and storage agreements with MarkWest Hydrocarbon, and our agreement with Equitable relating to processing services at our Maytown facility. For a more complete description of our contracts with MarkWest Hydrocarbon, please read "--MarkWest Hydrocarbon--Our Contracts with MarkWest Hydrocarbon" beginning on the next page and "Certain Relationships and Related Transactions" beginning on page 100.



    MarkWest Hydrocarbon has assigned to us its rights and duties under a Gas Processing Agreement with Equitable relating to services at our Maytown plant. Under the terms of this agreement, Equitable agrees to deliver to us all gas now or subsequently produced from specified wells, plus gas attributable to the interests of third parties that is currently being delivered into Equitable's gathering system (to the extent Equitable has the right to process such third party gas). Equitable also grants us the exclusive right to process all of this natural gas for liquid extraction and conveys to us the title to the NGLs and NGL products we extract from the gas.



    We are responsible for processing all gas delivered to our Maytown plant by Equitable and must deliver residue gas to Equitable at a specified gas delivery point. The parties have agreed that Equitable will act as our operator for the Maytown facility. As operator, Equitable is responsible for the day-to-day operation of the Maytown facility. Under our Gas Processing Agreement with Equitable, we have the right to take over and assume the role of operator upon providing Equitable with 30 day written notice.



    As compensation for our services, we earn both a fee for our transportation and fractionation services as well as receive a percentage of the proceeds from the sale of NGLs produced on Equitable's behalf. A portion of the transportation and fractionation fee will be subject to annual adjustment in proportion to the annual average percentage change in the Producer Price Index for Oil and Gas Field Services. MarkWest Hydrocarbon, in a separate agreement, has agreed to buy the NGLs from us and pay us a purchase price equal to the proceeds it receives from the resale of such NGLs to third parties. Please see "Business--MarkWest Hydrocarbon--Our Contracts with MarkWest Hydrocarbon" beginning on the next page. The agreement also contains cross-indemnification provisions. The initial term of our agreement with Equitable runs through February 2015.


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

    The operating revenues we earn under the percent of proceeds component of this agreement will fluctuate with the sales price for the NGLs produced. The natural gas covered by this agreement accounts for approximately 20% of the natural gas that we process in Appalachia.


    MICHIGAN

    In western Michigan, we process natural gas under a number of third-party agreements containing both fee and percent-of-proceeds components. Under these agreements, production from all of the acreage adjacent to our pipeline and processing facility is dedicated to our gathering and processing facilities. Under the fee component of these agreements, which represent approximately two-thirds of our gross margin in Michigan, producers pay us a fee to transport and treat their gas. Under the percent-of-proceeds component, we retain a portion of the proceeds from the sale of the NGLs as compensation for the processing services provided.

    We will receive 100% of all fee and percent-of-proceeds consideration for the first 10,000 Mcf/d that we gather and process in Michigan. MarkWest Hydrocarbon will retain a 70% net profits interest in the gathering and processing income we earn on quarterly pipeline throughput in excess of 10,000 Mcf/d.

MARKWEST HYDROCARBON

    OUR CONTRACTS WITH MARKWEST HYDROCARBON

    At the closing of this offering, we will enter into a number of contracts with MarkWest Hydrocarbon pursuant to which we will provide processing, transportation, fractionation and storage services on its behalf, including:


    - A Gas Processing Agreement pursuant to which MarkWest Hydrocarbon agrees to deliver all gas gathered by Columbia Gas and delivered to MarkWest Hydrocarbon upstream of our facilities for processing at our Kenova, Boldman and Cobb plants. Under the terms of this agreement, we agree to accept and process all gas it delivers to us up to the then-existing capacity of the applicable processing plant. In exchange for these services, we will receive a monthly processing fee based on the thermal content of the natural gas delivered to us, a portion of which will be adjusted on each anniversary of its effective date to reflect changes in the Producers Price Index for Oil and Gas Field Services. MarkWest Hydrocarbon shall be responsible for providing all natural gas used as fuel in these processing facilities. This agreement will be effective upon the closing of this offering and its initial term will run through 2012, with automatic annual renewals thereafter. All NGLs extracted pursuant to this agreement will be delivered to MarkWest Hydrocarbon for transportation to our Siloam fractionator, while all residue gas will be redelivered, for MarkWest Hydrocarbon's account, to Columbia Gas' transmission facilities. On a pro forma basis for the year ended December 31, 2001, we would have processed an average of 222,000 Mcf/d of natural gas and generated 27% of our revenues and 43% of our gross margin pursuant to this contract.



    - A Pipeline Liquids Transportation Agreement and a Fractionation, Storage and Loading Agreement pursuant to which:



       - MarkWest Hydrocarbon will agree to deliver all NGLs we extract for MarkWest Hydrocarbon's account at our Kenova and Maytown processing facilities to us for transportation through our pipeline to our Siloam fractionator. MarkWest Hydrocarbon may, but is not obligated to, deliver NGLs from our Boldman facility or other sources in the Appalachian region for transportation on our pipeline to our Siloam fractionator. MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons delivered to us for transportation. Under the terms of these agreements, we will receive a monthly fee


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

         based on the number of gallons delivered to us for transportation, a portion of which will be adjusted on each anniversary of its effective date to reflect changes in the Producers Price Index for Oil and Gas Field Services.



       - MarkWest Hydrocarbon will agree to deliver all NGLs extracted at any of our processing facilities to us for fractionation at our Siloam facility, as well as for such loading and storage services as MarkWest Hydrocarbon may direct. MarkWest Hydrocarbon will pay us a monthly fee, a portion of which will be adjusted annually to reflect changes in the Producers Price Index for Oil and Gas Field Services, based on the number of gallons delivered to us for fractionation. In addition, these agreements provide that we will receive an annual storage fee based on the volume of underground storage available for use by MarkWest Hydrocarbon during such annual period. Finally, to the extent MarkWest Hydrocarbon delivers third-party NGLs by rail car for fractionation, we will be entitled to an additional per gallon unloading fee. Our storage and loading fees are subject to similar Producers Price Index adjustments.



       - These agreements will be effective upon the closing of this offering and their initial term will run through 2012, with annual renewals thereafter.



       - On a pro forma basis for the year ended December 31, 2001, we would have transported an average of 263,000 gallons of NGLs per day, fractionated an average of 329,000 gallons of NGLs per day, and generated approximately 18% of our revenues and 29% of our gross margin pursuant to these agreements.



    - A Natural Gas Liquids Purchase Agreement under which MarkWest Hydrocarbon has agreed to receive and purchase, and we have agreed to deliver and sell, all of the NGL products we produce pursuant to our gas processing agreement with Equitable. Under the terms of this agreement, MarkWest Hydrocarbon will pay to us a purchase price equal to the proceeds it receives from the resale to third parties of such NGL products. This contract will also apply to any other NGL products we acquire. We will retain a percentage of the proceeds attributable to the sale of NGL products we produce pursuant to our agreement with Equitable, and remit the balance from such NGL product sales to Equitable. This agreement will be effective upon the closing of this offering and its initial term will run through 2012, with automatic annual renewals thereafter. On a pro forma basis for the year ended December 31, 2001, we would have sold an average of 96,200 gallons of NGL products per day and generated approximately 37% of our revenues pursuant to this agreement.


    - An omnibus agreement pursuant to which:

       - MarkWest Hydrocarbon agrees not to compete with us in natural gas processing or in the transportation, fractionation and storage of NGLs, subject to the exceptions described in "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 95;


       - MarkWest Hydrocarbon agrees to indemnify us for a period of three years for environmental losses arising prior to the offering, as well as for preexisting litigation; and



       - Reimbursements to MarkWest Hydrocarbon for the provision of general and administrative services pursuant to our partnership agreement are not to exceed $4.9 million during the twelve months following completion of this offering.



    Please read "Certain Relationships and Related Transactions" beginning on page 100 for a more complete discussion of our contracts with MarkWest Hydrocarbon.


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

    MARKWEST HYDROCARBON'S CONTRACTS WITH COLUMBIA GAS, COLUMBIA RESOURCES AND
     APPALACHIAN PRODUCERS



    The volumes committed to us pursuant to the contracts described above in "--Our Contracts with MarkWest Hydrocarbon" beginning on page 82 are derived from MarkWest Hydrocarbon's contractual relationship with Columbia Gas, Columbia Resources and various independent producers, all of which are more completely described below.


    In Appalachia, MarkWest Hydrocarbon has entered into operating agreements with Columbia Gas with respect to natural gas delivered into Columbia Gas' transmission facilities upstream of our Kenova, Boldman and Cobb facilities. Under the terms of these operating agreements, Columbia Gas has agreed to use reasonable, diligent efforts to supply these facilities with consistent volumes of natural gas shipped by Columbia Gas on behalf of the Appalachian producers. The operating agreements also provide that Columbia Gas has the right to manage the streams of natural gas in a manner in which it deems appropriate, including, without limitation, the right to curtail shipments, change the configuration of its pipeline system, or divert natural gas. However, if Columbia Gas chooses to divert natural gas streams that would otherwise be deliverable to MarkWest Hydrocarbon's facilities, Columbia Gas is required to deliver to MarkWest Hydrocarbon a quantity of NGLs equal to the volume of NGLs extracted from those diverted streams. In the event this provision is triggered, MarkWest Hydrocarbon would deliver the NGLs received pursuant to this provision to us for fractionation at our Siloam facility. The initial terms of MarkWest Hydrocarbon's agreements with Columbia Gas run through December 31, 2015, with automatic annual renewals thereafter.


    MarkWest Hydrocarbon's operating agreements with Columbia Gas require MarkWest Hydrocarbon to enter into contracts with the natural gas producers whose production will be processed in our Kenova, Boldman and Cobb facilities. MarkWest Hydrocarbon has contractual commitments with approximately 200 such producers in Appalachia. These contracts generally expire in 2009, with Columbia Resources' contract expiring in 2015. Markwest Hydrocarbon's largest producer is Columbia Resources which was responsible for 21% of the volumes of natural gas processed by us and approximately 20% of the NGLs fractionated by us on a pro forma basis for the year ended December 31, 2001. Under the provisions of MarkWest Hydrocarbon's contracts with the Appalachian producers, the producers have agreed to commit all of the natural gas they deliver into Columbia Gas' transmission facilities upstream of our Kenova, Boldman and Cobb facilities to such facilities for processing.



    As compensation for providing processing services to the Appalachian producers at our Kenova, Boldman and Cobb facilities, MarkWest Hydrocarbon is entitled, in most instances, to both a fee, as well as the NGLs produced. In return, MarkWest Hydrocarbon is required to replace, in dry natural gas, the Btu value of the NGLs extracted. This Btu replacement obligation is referred to in the industry as a keep-whole arrangement. In keep-whole arrangements, MarkWest Hydrocarbon's principal cost is the replacement of the Btus extracted from the gas stream in the form of NGLs or consumed as fuel during processing with dry gas of an equivalent Btu content. Except in rare cases, the value of the NGLs extracted is greater than the cost of replacing those Btus with dry gas, resulting in positive operating margins under these contracts. In the event natural gas becomes more expensive, on a Btu equivalent basis, than NGL products, the cost of keeping the producer "whole" results in operating losses. This latter pricing environment existed from December 2000 to February 2001 and adversely impacted MarkWest Hydrocarbon's operating results, which were partially offset by favorable hedge positions.



    MarkWest Hydrocarbon uses its natural gas production to hedge its cost of natural gas under these keep-whole arrangements. In August 2001, MarkWest Hydrocarbon gained significant additional natural gas production with its acquisition of two Canadian natural gas producers. MarkWest Hydrocarbon believes that its current natural gas production should be sufficient to provide a hedge against its natural gas cost in its keep-whole obligations, even in a pricing environment similar to that experienced in late 2000 and early 2001. MarkWest Hydrocarbon's expected 2002 natural gas production is equal to approximately 90% of the quantity of natural gas that it expects to return to producers under its keep-whole contracts. We have included a brief description of MarkWest Hydrocarbon's exploration and production operations below.



    Under our contracts with MarkWest Hydrocarbon, MarkWest Hydrocarbon retains all the benefits and associated risks of its keep-whole contracts with producers, including processing fees and any liabilities associated with litigation related to those underlying contracts. For a more complete description of our processing, transportation, fractionation and storage agreements with MarkWest Hydrocarbon, please read "--Our Contracts with MarkWest Hydrocarbon," beginning on page 82, and "Certain Relationships and Related Transactions" beginning on page 100.


    MARKWEST HYDROCARBON'S RETAINED OPERATIONS

    Following completion of this offering, MarkWest Hydrocarbon will be engaged in three principal business activities:

    - exploration and production operations in Canada, the San Juan basin and Michigan;

    - NGL and gas marketing operations; and


    - the management of our operations through its ownership of our general partner, and its ownership of the incentive distribution rights and 2,975,136 subordinated units.


    EXPLORATION AND PRODUCTION

    MarkWest Hydrocarbon's oil and gas exploration and production activities are concentrated in Canada, the San Juan basin in the Rocky Mountains, and Michigan. We do not process any of the volumes produced by MarkWest Hydrocarbon other than a small percentage of the volumes it produces in western Michigan.


    MarkWest Hydrocarbon's proved reserves have grown from 35 Bcfe at December 31, 2000 to 70.8 Bcfe at December 31, 2001, 99% of which are natural gas. Of the reserves, 29.3 Bcfe are located in Canada, 41.1 Bcfe in the San Juan basin and 0.4 Bcfe in Michigan. The pre-tax net present value of the proved reserves at December 31, 2001, discounted at 10%, was $58.8 million, including $32.6 million in Canada and $26.2 million in the United States. In addition, the pre-tax net present value of MarkWest Hydrocarbon's exploration and production hedge position, discounted at 10%, was $7.8 million. Total production from MarkWest Hydrocarbon's properties in Canada, the San Juan basin and Michigan for the month ended December 31, 2001 averaged approximately 25,600 Mcfe/d. MarkWest Hydrocarbon has budgeted approximately $21 million for exploration and production activities during 2002.


    Gilbert Laustsen Jung Associates Ltd. and Cawley, Gillespie &
Associates, Inc., independent petroleum engineers, have reviewed MarkWest Hydrocarbon's estimates of Canadian and U.S. proved reserves, respectively, projected future production and estimates future net revenues from production of proved reserves. The estimates are based upon a review of production histories and other geologic, economic, ownership and engineering data provided by or available to MarkWest Hydrocarbon.

    There are uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the MarkWest Hydrocarbon's control. The reserve data presented represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of gas that cannot be measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates made by different engineers often vary from one another. Additionally, results of drilling, testing and production subsequent to the date of any estimate may justify revision of the estimate, either upward or downward, and such revision may be material. Accordingly, reserve estimates often differ from the quantities of gas reserves and the present value of those reserves are based upon certain assumptions, including prices, future production levels and cost, that may not prove correct over time.

    NGL AND GAS MARKETING OPERATIONS

    Following completion of this offering, MarkWest Hydrocarbon will retain its NGL and gas marketing operations. In 2001, MarkWest Hydrocarbon sold the 155 million gallons of NGL products produced at our Siloam facility. NGL products are shipped from Siloam by truck, rail and barge. In addition, MarkWest Hydrocarbon ships propane from our Siloam facility, as well as propane purchased from third parties, to its wholesale propane terminals and to third-party facilities for sale to customers. MarkWest Hydrocarbon's marketing customers include propane retailers, refineries, petrochemical plants and NGL product resellers. Most marketing sales contracts have terms of one year or less, are made on best efforts basis and are priced in reference to Mt. Belvieu index prices or plant posting prices. In addition to its NGL product sales, MarkWest Hydrocarbon's marketing operations are also responsible for the purchase of natural gas delivered for the account of producers pursuant to its keep-whole processing contracts.

    OWNERSHIP AND MANAGEMENT OF OUR PARTNERSHIP


    Following completion of the offering, MarkWest Hydrocarbon will own 2,975,136 subordinated units, representing a 58.3% limited partner interest in us. In addition, MarkWest Hydrocarbon will own substantially all of our general partner, which holds a 2% general partner interest as well as the incentive distribution rights. Through its control of our general partner, MarkWest Hydrocarbon will be responsible for managing our day to day operations on our behalf and for executing our business strategy.


COMPETITION

    We face competition in obtaining natural gas supplies for our processing and related services operations, in obtaining unprocessed NGLs for fractionation, and in marketing our products and services. Competition for natural gas supplies is based primarily on location of gas gathering facilities and gas processing plants, operating efficiency and reliability, and ability to obtain a satisfactory price for products recovered. Competitive factors affecting our fractionation services include availability of capacity, proximity to supply and to industry marketing centers, and cost efficiency and reliability of service. Competition for customers is based primarily on price, delivery capabilities, flexibility, and maintenance of quality customer relationships.

    In competing for new business opportunities, we face strong competition in acquiring natural gas supplies and competing for fees for service. Our competitors include:

    - major integrated oil companies;

    - major interstate and intrastate pipelines;

    - other large raw natural gas gatherers that gather, process and market natural gas and NGLs; and

    - a relatively large number of smaller gas gatherers of varying financial resources and experience.

    Many of our competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than ours. Smaller local distributors may enjoy a marketing advantage in their immediate service areas.

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
TITLE TO PROPERTIES

    Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee. Our Siloam fractionation plant and Kenova processing plant are on land that we own in fee.

    Some of the leases, easements, rights-of-way, permits, licenses and franchise ordinances that will be transferred to us will require the consent of the current landowner to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations that have not been obtained, our general partner believes that these consents, permits or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits or authorizations will have no material adverse effect on the operation of our business.

    Our general partner believes that we have satisfactory title to all of our assets. To the extent certain defects in title to the assets contributed to us or failures to obtain certain consents and permits necessary to conduct our business arise within three years after the closing of this offering, we are entitled to indemnification from MarkWest Hydrocarbon under the omnibus agreement. Record title to some of our assets may continue to be held by affiliates of MarkWest Hydrocarbon until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. Title to property may be subject to encumbrances. Our general partner believes that none of such encumbrances should materially detract from the value of our properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

REGULATORY MATTERS

    Our activities are subject to various state and local laws and regulations, as well as orders of regulatory bodies, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters.

    Our gas transportation operations in Michigan are subject to the jurisdiction of the Michigan Public Service Commission as to various phases of our operations there, including transportation rates and service.

    Our Appalachian pipeline carries NGLs across state lines. The primary shipper on the pipeline will be MarkWest Hydrocarbon, who will enter into agreements with us providing for a fixed transportation charge for the term of the agreements, which expire on December 31, 2015. As we do not operate this pipeline as a common carrier and do not hold the pipeline out for service to the public generally, there are currently no third-party shippers on this pipeline and the pipeline is and will continue to be operated as a proprietary facility. However, if a shipper sought to challenge the jurisdictional status of the pipeline, the Federal Energy Regulatory Commission could determine that such transportation is within its jurisdiction under the Interstate Commerce Act. In such a case, we would be required to file a tariff for such transportation and provide a cost justification for the transportation charge. Since under our agreements with MarkWest Hydrocarbon, MarkWest Hydrocarbon will agree to not challenge the status of the pipeline or the transportation charge during the term of the agreements and, moreover, the likelihood of other entities seeking to utilize the pipeline is limited, the likelihood of such a challenge is remote. We cannot predict, based on currently available information, whether the charges under these agreements would be altered if it became subject to the cost-of-service standards employed by the FERC.

ENVIRONMENTAL MATTERS

    GENERAL. Our operation of processing and fractionization plants, pipelines and associated facilities in connection with the gathering and processing of natural gas and the transportation, fractionization and storage of NGLs is subject to stringent and complex federal, state and local laws and regulations relating to release of pollutants into the environment or otherwise relating to protection of the environment. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of doing business, including our cost of constructing, maintaining and upgrading equipment and facilities. Our failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, imposition of investigatory or remedial requirements, and, in less common circumstances, issuance of injunctions. We believe that our operations and facilities are in substantial compliance with applicable environmental laws and regulations and that the cost of compliance with such laws and regulations will not have a material adverse effect on our results of operations or financial condition.

    Nevertheless, the clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. Moreover, risks of process upsets, accidental releases or spills are associated with our operations and we cannot assure you that we will not incur significant costs and liabilities as a result of such upsets, releases, or spills, including those relating to claims for damage to property and persons. In the event of future increases in costs, we may be unable to pass on those increases to our customers. We will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

    HAZARDOUS SUBSTANCE AND WASTE. To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control environmental pollution of the environment. These laws and regulations generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous wastes, and may require investigatory and corrective actions of facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, and comparable state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of "hazardous substance" into the environment. These persons include the owner or operator of a site where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Although "petroleum" is excluded from CERCLA's definition of a "hazardous substance," in the course of our ordinary operations we will generate wastes that may fall within the definition of a "hazardous substance." We may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA.

    We also generate both hazardous and nonhazardous solid wastes which are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. From time to time, the Environmental Protection Agency, or EPA, has considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that some wastes generated by us that are currently classified as nonhazardous may in the future be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in our capital expenditures or operating expenses.

    We currently own or lease, and have in the past owned or leased, properties that have been used over the years for natural gas gathering and processing and for NGL fractionation, transportation and storage. Solid waste disposal practices within the NGL industry and other oil and natural gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, a possibility exists that hydrocarbons and other solid wastes may have been disposed of on or under various properties owned or leased by us during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom we had no control as to such entities' handling of hydrocarbons or other wastes and the manner in which such substances may have been disposed of or released. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination or to perform remedial operations to prevent future contamination. We do not believe that there presently exists significant surface and subsurface contamination of our properties by hydrocarbons or other solid wastes for which we are currently responsible.


    ONGOING REMEDIATION AND INDEMNIFICATION FROM COLUMBIA GAS. Columbia Gas is the previous or current owner of the property on which our Kenova, Boldman, Cobb and Kermit facilities are located and is the previous operator of our Boldman and Cobb facilities. Columbia Gas is involved in ongoing remediation of the real property underlying these four facilities pursuant to an "Administrative Order by Consent for Removal Actions" entered into by Columbia Gas and EPA Regions II, III, IV, and V in September 1994. Columbia Gas is also pursuing these remedial activities at the Boldman facility pursuant to an "Agreed Order" that it entered into with the Kentucky Natural Resources and Environmental Protection Cabinet in October 1994. The primary focus of the investigatory and remedial activities pursued by Columbia Gas has been the cleanup of polychlorinated biphenyls, also known as PCBs, and, to a lesser extent, other hazardous substances which may be found in these real properties. Columbia Gas has agreed to retain sole liability and responsibility for, and indemnify MarkWest Hydrocarbon against, any environmental liabilities associated with the EPA Administrative Order, the Kentucky Agreed Order or any other environmental condition related to the real property prior to the effective dates of MarkWest Hydrocarbon's agreements pursuant to which MarkWest Hydrocarbon leased the real property or purchased the real property from Columbia Gas. In addition, Columbia Gas has agreed to perform all the required response actions at its cost and expense in a manner that minimizes interference with our use of the properties. To date, Columbia Gas has been performing all actions required under these agreements, and, accordingly, we do not believe that the remediation of these properties by Columbia Gas pursuant to the EPA Administrative Order or the Kentucky Agreed Order will have a material adverse impact on our financial condition or results of operations. While we are not a party to the agreement under which Columbia agreed to indemnify MarkWest Hydrocarbon, MarkWest Hydrocarbon has agreed to provide to us the benefit of this indemnity, as well as any other third-party environmental indemnity of which it is a beneficiary. MarkWest Hydrocarbon has also agreed to provide us an additional environmental indemnification pursuant to the terms of the omnibus agreement. See "Certain Relationships and Related Transactions" beginning on page 100.


    AIR EMISSIONS. Our operations are subject to the Clean Air Act and comparable state statutes. Amendments to the Clean Air Act were enacted in 1990. Moreover, recent or soon to be adopted changes to state implementation plans for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. As a result of these amendments, our processing and fractionating plants, pipelines, and storage facilities that emit volatile organic compounds or nitrogen oxides may become subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. In addition, the 1990 Clean Air Act Amendments established a new operating permit for major sources, which applies to some of our facilities. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and may result in the limitation or cessation of construction or operation of certain air emission sources. Although we can give no assurances, we believe implementation of the 1990 Clean Air Act Amendments will not have a material adverse effect on our financial condition or results of operations.

    CLEAN WATER ACT. The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws impose restrictions and strict controls regarding the discharge of pollutants, including natural gas liquid-related wastes, into state waters or waters of the United States. Regulations promulgated pursuant to these laws require that entities that discharge into federal and state waters obtain National Pollutant Discharge Elimination System, or NPDES, and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws assess administrative, civil and criminal penalties for discharges of unauthorized pollutants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of stormwater runoff. We believe that we are in substantial compliance with Clean Water Act permitting requirements as well as the conditions imposed thereunder, and that continued compliance with such existing permit conditions will not have a material effect on our results of operations.

    SAFETY REGULATION. Our pipelines are subject to regulation by the U.S. Department of Transportation under the Hazardous Liquid Pipeline Safety Act, as amended, or HLPSA, relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA covers crude oil, carbon dioxide, NGL and petroleum products pipelines and requires any entity which owns or operates pipeline facilities to comply with the regulations under the HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that our pipeline operations are in substantial compliance with applicable HLPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with the HLPSA will not have a material adverse effect on our results of operations or financial position.

EMPLOYEE SAFETY

    The workplaces associated with the processing and storage facilities and the pipelines we operate are also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous

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
materials used or produced in operations and that this information be provided to employees, state and local government authorities, and citizens. We believe that we have conducted our operations in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

    In general, we expect industry and regulatory safety standards to become more strict over time, thereby resulting in increased compliance expenditures. While these expenditures cannot be accurately estimated at this time, we do not expect such expenditures will have a material adverse effect on our results of operations.

EMPLOYEES

    To carry out our operations, our general partner or its affiliates employ approximately 56 individuals who operate our facilities as our agents, excluding general and administrative employees. Fourteen employees at our Siloam fractionation facility in South Shore, Kentucky, are represented by the Paper, Allied Industrial, Chemical, and Energy Workers International Union Local 5-372. The collective bargaining agreement with this Union expires on June 28, 2004. The agreement covers only hourly, non-supervisory employees. We consider labor relations to be satisfactory at this time.

LITIGATION

    We are a newly created entity and we are not currently a party to any litigation.


    In February 2001 three complaints were filed against MarkWest Hydrocarbon in the Circuit Court of Wayne County, West Virginia, by Columbia Gas Transmission Corporation and Columbia Natural Resources, Inc.; Equitable Production Company and Equitable Energy LLC; and Cobra Petroleum Company et al. These complaints each alleged breach of contract and sought various forms of relief, including injunctive relief, and damages relating to MarkWest Hydrocarbon's obligations under its "keep-whole" processing contracts. The suits filed by the Columbia and Equitable entities have been definitively settled and dismissed. MarkWest Hydrocarbon has reached a settlement agreement in principle with the remaining parties and final documentation related to their settlement is being completed. We believe that these settlements will not have a material effect on us, and MarkWest Hydrocarbon has advised us that these settlements will have no material effect on it. We and MarkWest Hydrocarbon are continuing our commercial relationships with these parties on the same economic terms as were in existence prior to the litigation.



    On October 2, 2001, Ross Brothers Construction Company filed a complaint against MarkWest Hydrocarbon in the Greenup Circuit Court in Kentucky. The complaint seeks recovery of damages for work performed and materials furnished in connection with a contract for construction of additions and improvements to the Siloam plant. The labor and material at issue were provided outside the scope of the original contract. MarkWest Hydrocarbon removed this action to the United States District Court for the Eastern District of Kentucky, Ashland Division. MarkWest Hydrocarbon believes that an accord and satisfaction was reached under applicable Kentucky law in July 2000 by reason of the negotiation by Ross Brothers of a check tendered by MarkWest Hydrocarbon in full and final satisfaction of any additional payments claimed to have been due. MarkWest Hydrocarbon has filed a motion for summary judgment on that ground, which motion is presently pending.



    Under the terms of the omnibus agreement, MarkWest Hydrocarbon has agreed to indemnify us from losses arising for currently outstanding litigation, including these two lawsuits.


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
                                   MANAGEMENT

MANAGEMENT OF MARKWEST ENERGY PARTNERS, L.P.

    MarkWest Energy GP, L.L.C., as our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to reelection on a regular basis in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. However, whenever possible, our general partner intends to incur indebtedness or other obligations that are non-recourse.

    Two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the American Stock Exchange and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee and an additional director that meets the independence standards to serve on an audit committee of a board of directors will also serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below.


    We are managed and operated by the directors and officers of our general partner. All of our operational personnel will be employees of MarkWest Hydrocarbon or its subsidiaries but will act as our agents. We will reimburse MarkWest Hydrocarbon for the expense associated with making those operational employees available to us. For the first year following this offering, the amount which we will reimburse the general partner and its affiliates, including MarkWest Hydrocarbon, for personnel and all other expenses, will not exceed
$4.9 million. See "Certain Relationships and Related Transactions--Omnibus Agreement" beginning on page 101.


    Some officers of our general partner may spend a substantial amount of time managing the business and affairs of MarkWest Hydrocarbon and its other affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of MarkWest Hydrocarbon. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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
DIRECTORS AND EXECUTIVE OFFICERS OF MARKWEST ENERGY GP, L.L.C.

    The following table shows information for the directors and executive officers of our general partner. Executive officers and directors are elected for one-year terms.


NAME                                          AGE          POSITION WITH OUR GENERAL PARTNER
----                                          ---          ---------------------------------
John M. Fox...............................     62      Chairman of the Board of Directors,
                                                       President and Chief Executive Officer
Arthur J. Denney..........................     53      Executive Vice President and Director
Gerald A. Tywoniuk........................     40      Senior Vice President, Chief Financial
                                                       Officer and Director
Randy S. Nickerson........................     40      Senior Vice President--Appalachia Business
                                                         Unit
John C. Mollenkopf........................     40      Vice President--Michigan Business Unit
Donald C. Heppermann......................     59      Director nominee
William A. Kellstrom......................     60      Director nominee
William P. Nicoletti......................     56      Director nominee


    John M. Fox will serve as Chairman of the Board of Directors, President and Chief Executive Officer of our general partner and has served as President and Chief Executive Officer of MarkWest Hydrocarbon since its inception in April 1988. Mr. Fox was a founder of Western Gas Resources, Inc., a company listed on the New York Stock Exchange, and was its Executive Vice President and Chief Operating Officer from 1972 to 1986. Mr. Fox holds a bachelor's degree in engineering from the United States Air Force Academy and a master of business administration degree from the University of Denver.

    Arthur J. Denney will serve as Executive Vice President and a member of the Board of Directors of our general partner and has served in the same capacity with MarkWest Hydrocarbon since December 2001. Prior to that, Mr. Denney served as MarkWest Hydrocarbon's Senior Vice President of Engineering and Project Development since January 1997, as a member of its Board of Directors since
June 1996 and as its Vice President of Engineering and Business Development since January 1990. Mr. Denney has more than 26 years of experience in gas gathering, gas processing and NGL businesses. From 1987 to 1990, Mr. Denney served as Manager of Business Development for Lair Petroleum, Inc. From 1974 to 1987, Mr. Denney was employed by Enron Gas Processing Co. and predecessor companies in a variety of positions, including seven years as its Rocky Mountain Regional Manager of its midstream businesses. Mr. Denney holds a bachelor's degree in mechanical engineering and a master of business administration degree from the University of Nebraska.


    Gerald A. Tywoniuk will serve as Senior Vice President, Chief Financial Officer and a member of the Board of Directors of our general partner and has served as Senior Vice President and Chief Financial Officer with MarkWest Hydrocarbon since December 2001 and as a director since March 2002. Prior to that, Mr. Tywoniuk served as MarkWest Hydrocarbon's Vice President of Finance and Chief Financial Officer since April 1997. Mr. Tywoniuk is a Canadian Chartered Accountant with 19 years of experience in accounting, planning, information systems, finance and management. From August 1993 to March 1997, Mr. Tywoniuk was Controller and Vice President-Controller of Echo Bay
Mines Ltd., a gold mining, exploration and development company. From
September 1985 to July 1993, he held a variety of corporate and mine site roles with Echo Bay. Prior to September 1985, Mr. Tywoniuk was employed with two public accounting firms, including two predecessors to KPMG LLC. Mr. Tywoniuk holds a bachelor of commerce degree from the University of Alberta.


    Randy S. Nickerson will serve as Senior Vice President of our general partner and has served in the same capacity with MarkWest Hydrocarbon since December 2001. Prior to that, Mr. Nickerson served as MarkWest Hydrocarbon's Vice President and the General Manager of the Appalachia

Business Unit since June 1997. Mr. Nickerson joined MarkWest Hydrocarbon in
July 1995 as Manager, New Projects and served as General Manager of the Michigan Business Unit from June 1996 until June 1997. From 1984 to 1990, Mr. Nickerson worked for Chevron USA and Meridian Oil Inc. in various process and project engineering positions. From 1990 to 1995, Mr. Nickerson was a Senior Project Manager and Regional Engineering Manager for Western Gas Resources, Inc.
Mr. Nickerson holds a bachelor's degree in chemical engineering from Colorado State University.

    John C. Mollenkopf will serve as Vice President--Michigan Business Unit of our general partner and has served in the same capacity with MarkWest Hydrocarbon since December 2001. Prior to that, Mr. Mollenkopf was General Manager of the Michigan Business Unit since 1997. He joined MarkWest Hydrocarbon in 1996 as Manager, New Projects. From 1983 to 1996, Mr. Mollenkopf worked for ARCO Oil and Gas Company, holding various positions in process and project engineering, as well as operations supervision. Mr. Mollenkopf holds a bachelor's degree in mechanical engineering from the University of Colorado at Boulder.

    Donald C. Heppermann will serve as a member of the Board of Directors of our general partner upon completion of the offering. Mr. Heppermann is a private investor and has been a career executive in the energy industry with major responsibilities in operations, finance, business development and strategic planning. From 1990 to 1997 he served as President and Chief Operating Officer for InterCoast Energy Company, an unregulated subsidiary of Mid American Energy Company. From 1987 to 1990 Mr. Heppermann was with Pinnacle West Capital Corporation, the holding company for Arizona Public Service Company, where he was Vice President of Finance. Prior to 1987 Mr. Heppermann was employed by Enron Corporation and its predecessors in a variety of positions, including Executive Vice President, Gas Pipeline Group. Mr. Heppermann holds a bachelor's degree in accounting from the University of Missouri and a master of business administration degree from Creighton University.

    William A. Kellstrom will serve as a member of the Board of Directors of our general partner upon completion of this offering and has served as a director of MarkWest Hydrocarbon since May 2000. Mr. Kellstrom has held a variety of managerial positions in the natural gas industry since 1968. They include distribution, pipelines and marketing. He held various management and executive positions with Enron Corp., including Executive Vice President, Pipeline Marketing and Senior Vice President, Interstate Pipelines. In 1989, he created and was President of Tenaska Marketing Ventures, a gas marketing company for the Tenaska Power Group. From 1992 until 1997 he was with NorAm Energy Corporation (since merged with Reliant Energy, Incorporated) where he was President of the Energy Marketing Company and Senior Vice President, Corporate Development.
Mr. Kellstrom has an engineering degree from Iowa State University and an MBA from the University of Illinois. He retired in 1997 and is periodically engaged as a consultant to energy companies.


    William P. Nicoletti will serve as a member of the Board of Directors of our general partner upon completion of the offering. Mr. Nicoletti is Managing Director of Nicoletti & Company Inc., a private banking firm servicing clients in the energy and transportation industries. In addition, Mr. Nicoletti has served as a Senior Advisor to the Energy Investment Banking Group of McDonald Investments Inc. From March 1998 until July 1999, Mr. Nicoletti was a Managing Director and co-head of Energy Investment Banking for McDonald Investments Inc. Prior to forming Nicoletti & Company Inc. in 1991, Mr. Nicoletti was a Managing Director and head of Energy Investment Banking for PaineWebber Incorporated. Previously, he held a similar position at E.F. Hutton & Company Inc. He is chairman of the board of directors of Russell-Stanley Holdings, Inc., a manufacturer and marketer of plastic and steel industrial containers; a director of StatesRail, Inc., a short-line railroad holding company; and a director of Star Gas LLC, the general partner of Star Gas Partners, L.P., a retail propane and heating oil master limited partnership. Mr. Nicoletti holds a bachelor's degree in mathematics from Seton Hall University and a master of business administration degree from Columbia University.


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
INVESTMENT BY MANAGEMENT AND KEY EMPLOYEES

    In connection with the consummation of the offering, it is anticipated that officers of our general partner, as well as officers and key employees of MarkWest Hydrocarbon who provide services on our behalf, will make concurrent investments in our general partner and our partnership. These investments are expected to include:


    - the purchase from MarkWest Hydrocarbon of 8.6% of the membership interests in our general partner for aggregate consideration of approximately $175,440; and



    - the purchase from MarkWest Hydrocarbon of 24,864 subordinated units for approximately $397,824.


    MarkWest Hydrocarbon currently anticipates providing financing for up to approximately 70% of the consideration to be paid in the above transactions by members of the management of our general partner. Our general partner's ownership agreement will provide that if any member of management or key employee is no longer employed by MarkWest Hydrocarbon, MarkWest Hydrocarbon will purchase the departing employee's interest in our general partner at a formula-determined price.

REIMBURSEMENT OF EXPENSES OF OUR GENERAL PARTNER

    Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. For the first year following this offering, the amount which we will reimburse the general partner and its affiliates for costs incurred with respect to the general and administrative services performed on our behalf will not exceed $4.9 million. This reimbursement cap will not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on behalf of the partnership.

EXECUTIVE COMPENSATION

    We and our general partner were formed in January 2002. Accordingly, our general partner paid no compensation to its directors and officers with respect to the 2001 fiscal year. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers for the 2001 fiscal year. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans which may be established by our general partner or its affiliates in the future.

COMPENSATION OF DIRECTORS

    Officers or employees of our general partner who also serve as directors will not receive additional compensation. Our general partner anticipates that each independent director will receive compensation for attending meetings of the board of directors as well as committee meetings. The amount of compensation to be paid to the independent directors has not yet been determined. In addition, each independent director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

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
NON-COMPETITION AGREEMENTS

    Each member of our general partner's management team is a party to a Non-Competition, Non-Solicitation and Confidentiality Agreement with MarkWest Hydrocarbon that covers it and its affiliates. This agreement includes confidentiality provisions, as well as non-compete and non-solicitation provisions. The non-compete provisions will continue until the later of 18 months following the termination of the employee's employment with MarkWest Hydrocarbon and its affiliates and the date on which the employee no longer receives severance benefits under MarkWest Hydrocarbon's severance plan.

SEVERANCE AGREEMENTS

    Each member of our general partner's management team participates in MarkWest Hydrocarbon's severance plan. Under the terms of this plan, an employee will be entitled to receive severance benefits in the form of base salary and health insurance coverage upon the termination of his employment with MarkWest Hydrocarbon and its affiliates provided he is not terminated for cause. An employee will continue to receive these severance benefits for a period of time determined by both the length of his employment and whether his termination of employment was the result of his voluntary resignation, death, disability, resignation for good reason, or termination without cause.

LONG-TERM INCENTIVE PLAN

    Our general partner has adopted the MarkWest Energy Partners, L.P. Long-Term Incentive Plan for employees and directors of our general partner and employees of its affiliates who perform services for us. The long-term incentive plan consists of two components, restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 500,000 common units, 200,000 of which may be awarded in the form of restricted units and 300,000 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of our general partner's board of directors.

    Our general partner's board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner's board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

    RESTRICTED UNITS. A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation committee, cash equivalent to the value of a common unit. At the time of this offering, we expect to grant an aggregate of approximately 55,000 restricted units to officers and directors of our general partner and officers and key employees of MarkWest Hydrocarbon. These restricted units will be entitled to receive distribution equivalents, which represent cash equal to the amount of cash distributions made on common units during the vesting period, from the date of grant and will vest over a period of four years, with 25% of the grant vesting at the end of each of the second and third years and 50% vesting at the end of the fourth year. In the future, the compensation committee may determine to make additional grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of us, our general partner or MarkWest Hydrocarbon.

    If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant distribution rights with respect to any additional restricted unit grants.

    We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

    UNIT OPTIONS. The long-term incentive plan currently permits the grant of options covering common units. At the time of this offering, we will not grant common unit options to directors or employees of our general partner, or employees of its affiliates or members of senior management. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that, in the discretion of the committee, may be less than, equal to or more than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of us, our general partner, MarkWest Hydrocarbon or upon the achievement of specified financial objectives.

    Upon exercise of a unit option, our general partner will acquire common units in the open market or directly from us or any other person or use common units already owned by our general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will pay us the proceeds it received from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

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
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of our general partner, by each named executive officer and by all directors and officers of our general partner as a group.


                                                                                           PERCENTAGE OF
                                                                           SUBORDINATED    SUBORDINATED      PERCENTAGE OF
                                                        COMMON UNITS TO    UNITS TO BE      UNITS TO BE     TOTAL UNITS TO
                                                        BE BENEFICIALLY    BENEFICIALLY    BENEFICIALLY     BE BENEFICIALLY
NAME OF BENEFICIAL OWNER                                     OWNED            OWNED            OWNED             OWNED
------------------------                                ----------------   ------------   ---------------   ---------------
MarkWest Energy GP, L.L.C.............................         --                  --            --                --
MarkWest Hydrocarbon, Inc.(1).........................         --           2,975,136          99.2%             59.5%
John M. Fox(2)........................................         --           2,979,762          99.3%             59.6%
Arthur J. Denney......................................         --               4,626             *                 *
Gerald A. Tywoniuk....................................         --               4,626             *                 *
Randy S. Nickerson....................................         --               4,626             *                 *
John C. Mollenkopf....................................         --               4,626             *                 *
Donald C. Heppermann..................................         --                   0             *                 *
William A. Kellstrom..................................         --                   0             *                 *
William P. Nicoletti..................................         --                   0             *                 *
All directors and executive officers as a group
  (8 persons).........................................                         23,130             *                 *
Other(3)..............................................         --               1,734             *                 *


------------


*   Less than 1%



(1) Includes securities owned directly and indirectly through subsidiaries.



(2) Includes 4,626 owned directly by Mr. Fox and 2,975,136 subordinated units owned by MarkWest Hydrocarbon and its subsidiaries. As of April 1, 2002, Mr. Fox beneficially owns approximately 48% of the voting securities of MarkWest Hydrocarbon and serves as its Chairman of the Board, President and Chief Executive Officer. As a result, Mr. Fox may be deemed to be the beneficial owner of the subordinated units owned by MarkWest Hydrocarbon.



(3) Held by two key officers of MarkWest Hydrocarbon.


    The following table sets forth the beneficial ownership of our general partner held by MarkWest Hydrocarbon, the directors of our general partner, each named executive officer and by all directors and officers of our general partner as a group.


                                                              PERCENTAGE OF LIMITED LIABILITY
NAME OF BENEFICIAL OWNER                                          COMPANY INTERESTS OWNED
------------------------                                      -------------------------------
MarkWest Hydrocarbon, Inc...................................               91.4%
John M. Fox(1)..............................................               93.0
Arthur J. Denney............................................                1.6
Gerald A. Tywoniuk..........................................                1.6
Randy S. Nickerson..........................................                1.6
John C. Mollenkopf..........................................                1.6
Donald C. Heppermann........................................                0.0
William A. Kellstrom........................................                0.0
William P. Nicoletti........................................                0.0
All directors and executive officers as a group
  (8 persons)...............................................                8.0
Other(2)....................................................                0.6


------------


*   Less than 1%



(1) Includes a 1.6% ownership interest held directly by Mr. Fox and a 91.4% ownership interest held by MarkWest Hydrocarbon. As of April 1, 2002,
    Mr. Fox beneficially owns approximately 48% of the voting securities of MarkWest Hydrocarbon and serves as its Chairman of the Board, President and Chief Executive Officer. As a result, Mr. Fox may be deemed to be the beneficial owner of the ownership interests owned by MarkWest Hydrocarbon.



(2) Held by two key officers of MarkWest Hydrocarbon.



    Under the terms of our general partner's limited liability company agreement, its membership interests are divided into two classes--Class A and Class B. MarkWest Hydrocarbon owns all of the

Class A interests, representing a 91.4% membership interest in our general partner. The Class B interests, representing the 8.6% remaining membership interests, are held by members of the management of our general partner and its affiliates. MarkWest Hydrocarbon, as the sole Class A member, has the right to elect all of the members of our general partners' board of directors. The
Class A and Class B members have preemptive rights to purchase their pro rata shares of any newly issued membership interest in the general partner.



    Generally, Class B members cannot transfer their interests without the approval of the Class A member in its sole discretion. MarkWest Hydrocarbon has a right of first refusal to purchase any Class B interests proposed to be transferred to another Class B member. The Class A member can transfer all or any portion of its interest to another person without the approval of the board of directors of the general partner or any other members. In addition, the Class A member has (1) the right to cause all Class B members to sell their interests to it during the 30-day period following a change of control of MarkWest Hydrocarbon or our general partner, and (2) the right, for a period of 12 months, to cause any Class B member that ceases to be a director, officer or employee of MarkWest Hydrocarbon, our general partner or its affiliates to sell all of its membership interests to such Class A member. The Class B members have the right to put their membership interests to MarkWest Hydrocarbon in certain circumstances.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    After this offering, MarkWest Hydrocarbon will own 2,975,136 subordinated units, representing an aggregate 59.5% of the limited partner interests in us. Officers of our general partner and officers and key employees of MarkWest Hydrocarbon will own 24,864 subordinated units, representing an aggregate 0.5% of the limited partner interests in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights. Our general partner's ability, as general partner, to manage and operate MarkWest Energy Partners, L.P. and MarkWest Hydrocarbon and its affiliates' ownership of an aggregate 60.0% of the limited partner interests in us, effectively gives our general partner the ability to veto some of our actions and to control our management.


DISTRIBUTIONS AND PAYMENTS TO OUR GENERAL PARTNER AND ITS AFFILIATES

    The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of MarkWest Energy Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

                                FORMATION STAGE


The consideration received by our general partner and
  its affiliates for the transfer of their interests in
  the subsidiaries which hold our operating assets......  -  3,000,000 subordinated units;
                                                          -  2% general partner interest in MarkWest
                                                             Energy Partners, L.P.;
                                                          -  the incentive distribution rights; and
                                                          -  the assumption of certain indebtedness
                                                             and the reimbursement of certain capital
                                                             expenditures.

                                          OPERATIONAL STAGE

Distributions of available cash to our general partner
  and its affiliates....................................  We will generally make cash distributions
                                                          98% to the unitholders, including MarkWest
                                                          Hydrocarbon and its affiliates, as holders
                                                          of all of the subordinated units, and 2% to
                                                          our general partner. In addition, if
                                                          distributions exceed the minimum quarterly
                                                          distribution and other higher target levels,
                                                          our general partner will be entitled to
                                                          increasing percentages of the distributions,
                                                          up to 50% of the distributions above the
                                                          highest target level.

                                                          Assuming we have sufficient available cash
                                                          to pay the full minimum quarterly
                                                          distribution on all of our outstanding units
                                                          for four quarters, our general partner would
                                                          receive distributions of approximately
                                                          $204,000 on its 2% general partner interest
                                                          and MarkWest Hydrocarbon and its affiliates
                                                          would receive an aggregate annual
                                                          distribution of $6.0 million on their
                                                          subordinated units.

Payments to our general partner and its affiliates......  We will reimburse our general partner,
                                                          MarkWest Hydrocarbon and its affiliates for
                                                          direct and indirect expenses they incur on
                                                          our behalf, such as legal, accounting,
                                                          treasury, information technology, insurance
                                                          and other corporate services. Additionally,
                                                          we will reimburse MarkWest Hydrocarbon and
                                                          its affiliates for direct expenses they
                                                          incur on our behalf, such as salaries and
                                                          employee benefit costs, which include health
                                                          insurance, pension and retiree medical. The
                                                          cost of general and administrative services
                                                          performed on our behalf will not exceed
                                                          $4.9 million for the first year following
                                                          our initial public offering.

Withdrawal or removal of our general partner............  If our general partner withdraws or is removed, its general partner interest and
                                                          its incentive distribution rights will
                                                          either be sold to the new general partner
                                                          for cash or converted into common units, in
                                                          each case for an amount equal to the fair
                                                          market value of those interests. Please read
                                                          "The Partnership Agreement--Withdrawal or
                                                          Removal of our General Partner" beginning on
                                                          page 120.

                                          LIQUIDATION STAGE

Liquidation.............................................  Upon our liquidation, the partners, including our general partner, will be
                                                          entitled to receive liquidating
                                                          distributions according to their particular
                                                          capital account balances.

AGREEMENTS GOVERNING THE TRANSACTIONS

    We and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and we cannot assure you that they, or any of the transactions which they provide for, will be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

OMNIBUS AGREEMENT

    Concurrently with the closing of the offering of the common units, we will enter into an agreement with MarkWest Hydrocarbon, our general partner and our subsidiary operating company that will govern potential competition and indemnification obligations among us and the other parties to the agreement and the provision of certain services to our general partner by MarkWest Hydrocarbon.


    SERVICES. The omnibus agreement provides that MarkWest Hydrocarbon shall not be entitled to be reimbursed for more than $4.9 million in the first year of the agreement for the provision of general and administrative services on our behalf pursuant to the partnership agreement. This reimbursement cap will not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on behalf of the partnership. Pursuant to the omnibus agreement, we have designated each current or future employee of MarkWest Hydrocarbon who fulfills a job function on our behalf as our agent, with full power and authority to perform such job function.


    NON-COMPETITION PROVISIONS. MarkWest Hydrocarbon will agree, and will cause its affiliates to agree, for so long as MarkWest Hydrocarbon controls the general partner, not to engage in, whether by acquisition, construction or otherwise, the business of processing natural gas and transporting, fractionating and storing NGLs. This restriction will not apply to:

    - the gathering of natural gas;

    - any business operated by MarkWest Hydrocarbon or any of its subsidiaries at the closing of this offering;

    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of less than $7.5 million;

    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of $7.5 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee; and


    - any business that MarkWest Hydrocarbon or any of its subsidiaries acquires or constructs that has a fair market value of $7.5 million or more; provided that the restricted business represents less than 20% of the aggregate value of the business to be acquired or constructed; provided, however, that following completion of such acquisition or construction, we are provided the opportunity to purchase such restricted business.



    INDEMNIFICATION PROVISIONS. Under the omnibus agreement, MarkWest Hydrocarbon will indemnify us for three years after the closing of this offering against certain environmental and toxic tort liabilities associated with the operation of the assets contributed to us by MarkWest Hydrocarbon and occurring before the closing date of this offering. However, MarkWest Hydrocarbon will have no obligation to indemnify us until our losses exceed $500,000 and MarkWest Hydrocarbon's maximum liability will not exceed $5 million. MarkWest Hydrocarbon will also specifically indemnify us against environmental and toxic tort liabilities to the extent that MarkWest Hydrocarbon is entitled to and receives indemnification from any third party. Please read "Business--Environmental Matters--Ongoing Remediation and Indemnification from Columbia Gas" beginning on page 89.


    MarkWest Hydrocarbon will also indemnify us for liabilities relating to:

    - legal actions currently pending against MarkWest Hydrocarbon or its affiliates;


    - certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business that arise within three years after the closing of this offering;



    - events and conditions associated with any assets retained by MarkWest Hydrocarbon or its affiliates; and



    - certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time that they were contributed.


    LICENSE PROVISIONS. Pursuant to the omnibus agreement, MarkWest Hydrocarbon will grant us a nontransferable, nonexclusive, royalty-free right to use the name and mark "MarkWest."

    The omnibus agreement may not be amended without the concurrence of the conflicts committee. The omnibus agreement, other than the indemnification provisions, will terminate if:



    - a change of control of MarkWest Hydrocarbon occurs; or



    - we are no longer an affiliate of MarkWest Hydrocarbon.


GAS PROCESSING AGREEMENT

    Concurrently with the closing of the offering of the common units, we will enter into a Gas Processing Agreement with MarkWest Hydrocarbon that will govern the parties' obligations with respect to the processing of natural gas at our Kenova, Boldman and Cobb processing plants.

    GAS PROCESSING SERVICES. Under the Gas Processing Agreement, until 2012 and on a year-to-year basis thereafter, MarkWest Hydrocarbon will:

    - commit to deliver, at specified locations, all of the natural gas that MarkWest Hydrocarbon has the right to process or have processed at our Kenova, Boldman or Cobb processing plants under its operating agreements with Columbia Gas; and

    - furnish all of the natural gas used as fuel in the operation of our Kenova, Boldman and Cobb processing plants.

    We will:

    - accept and process, at our sole risk and expense, all of the natural gas that MarkWest Hydrocarbon delivers to our Kenova, Boldman or Cobb processing plants up to the then-existing design capacity of each processing plant;

    - redeliver, for the account of MarkWest Hydrocarbon, or for the parties designated by MarkWest Hydrocarbon, the residue gas to Columbia Gas' transmission facilities;

    - deliver all NGLs recovered or extracted at each processing plant to MarkWest Hydrocarbon for further transportation to our Siloam fractionator facility;

    - in the event the volumes delivered to any processing plant exceed the then-existing plant design capacity, use our reasonable, diligent efforts to process all the natural gas delivered by MarkWest Hydrocarbon to, or as near as possible to, the residue gas quality specifications; and

    - if at any time the volumes delivered to a processing plant exceed by 5% the daily average of volume that can be processed to residue gas for 60 days within a 90 day period, promptly begin and diligently complete the necessary work to increase the capacity of a processing plant.


    As compensation for providing these services, MarkWest Hydrocarbon will pay us a monthly gas processing fee based on the thermal content of the natural gas delivered at our Kenova, Boldman and Cobb processing plants. A portion of this gas processing fee will be adjusted on each anniversary of the effective date to reflect changes in the Producers Price Index for Oil and Gas Field Services.


    INDEMNIFICATION PROVISIONS. Under the Gas Processing Agreement, MarkWest Hydrocarbon will indemnify us from any and all losses we incur arising from MarkWest Hydrocarbon facilities or its possession and control of the natural gas (except to the extent caused by our gross negligence or willful conduct). MarkWest Hydrocarbon will be in possession and control of the natural gas until it is delivered to one of our processing facilities and after our subsidiary operating company redelivers the residue gas to MarkWest Hydrocarbon.

    We will indemnify MarkWest Hydrocarbon from any and all losses incurred by MarkWest Hydrocarbon arising from our facilities or our possession and control of the natural gas (except to the extent caused by MarkWest Hydrocarbon's gross negligence or willful conduct). We will be in possession and control of the natural gas after it is delivered to one of our processing facilities and until we redeliver the residue gas to MarkWest Hydrocarbon.

    We will also pay MarkWest Hydrocarbon a penalty of $5,000 per day (unless MarkWest Hydrocarbon can establish actual damages in excess of $5,000 per day) if we fail to process the natural gas at any of our processing plants to meet the agreed specifications or interrupt the NGL production process, unless the reason for the failure or interruption is:

    - the suspension of operations necessary for turnaround time, maintenance or repair time, not to exceed 30 days per year;

    - conditions of force majeure; or

    - reasons related to safety considerations and the integrity of our processing plants

    If we interrupt processing at any of our processing plants for any reason for 30 consecutive days without making a good faith effort to resume processing as soon as reasonably possible, or, after notification from MarkWest Hydrocarbon, we are otherwise in default of any of the terms of the Gas Processing Agreement for 25 days, then MarkWest Hydrocarbon, in its sole discretion and in addition to any other available legal or equitable remedies, may:

    - satisfy any and all of our obligations and be reimbursed by us the amount paid, attorneys fees and annual interest;

    - seek interlocutory equitable relief and perform or have performed our obligations at our sole risk, liability, cost and expense; or

    - require us to specifically perform our obligations.

PIPELINE LIQUIDS TRANSPORTATION AGREEMENT

    Concurrently with the closing of the offering of the common units, we will enter into a Pipeline Liquids Transportation Agreement with MarkWest Hydrocarbon that will govern the parties' obligations with respect to the transportation of mixed NGLs to our Siloam fractionation facility.

    TRANSPORTATION SERVICES. Under this Transportation Agreement, until 2012 and on a year-to-year basis thereafter, MarkWest Hydrocarbon will deliver, at specified locations, all of its NGLs acquired from our Kenova processing facility, and any of its NGLs it desires to deliver from our Boldman extraction facility, or from other extraction plants or sources in the Appalachian region.

    We will maintain and operate our pipeline system, at our sole risk and expense, to transport all of the NGLs that MarkWest Hydrocarbon delivers from our extraction facilities to our Siloam fractionation facility.


    As compensation for providing these services, MarkWest Hydrocarbon will pay us a monthly transportation fee based on the number of gallons of the NGLs transported to our Siloam fractionation facility. A portion of this transportation fee will be adjusted on January 1 of each year to reflect changes in the Producers Price Index for Oil and Gas Field Services. Under the agreement, MarkWest Hydrocarbon will incur all of the incidental losses incurred at our facilities, or the losses or gains due to variations in measurement equipment.


    INDEMNIFICATION PROVISIONS. Under the Transportation Agreement, MarkWest Hydrocarbon will indemnify us from any and all losses we incur arising from MarkWest Hydrocarbon facilities or its possession and control of the NGLs (except to the extent caused by our gross negligence or willful conduct). MarkWest Hydrocarbon will be in possession and control of the NGLs until they are delivered to our pipeline system.

    We will indemnify MarkWest Hydrocarbon from any and all losses incurred by MarkWest Hydrocarbon arising from our facilities or our possession and control of the NGLs (except to the extent caused by MarkWest Hydrocarbon's gross negligence or willful conduct). We will be in possession and control of the NGLs after they are delivered to our pipeline system.

FRACTIONATION, STORAGE AND LOADING AGREEMENT

    Concurrently with the closing of the offering of the common units, we will enter into a Fractionation, Storage and Loading Agreement with MarkWest Hydrocarbon that will govern the parties' obligations with respect to the unloading and fractionation of NGLs, and the storage of the NGL products at our Siloam facility.

    SERVICES. Under the Fractionation, Storage and Loading Agreement, until 2012 and on a year-to-year basis thereafter, MarkWest Hydrocarbon will commit to deliver, at specified locations, all of the mixed NGLs produced at our Kenova, Boldman or Cobb processing plants for fractionation at our Siloam fractionation facility.

    We will:

    - unload any NGLs that MarkWest Hydrocarbon delivers to our Siloam facility by railcar;


    - accept and fractionate into NGL products all of the NGLs that MarkWest Hydrocarbon delivers;


    - furnish and be responsible for all of the fuel needed in the operation of our Siloam facility;

    - operate, maintain and, if necessary, replace all facilities for loading the NGL products for shipment;

    - lease tracking rights on our Siloam railroad siding to MarkWest Hydrocarbon for no additional charge;

    - be, at our sole risk, responsible for loading the finished NGL products for shipments, as directed by MarkWest Hydrocarbon; and


    - at the direction of MarkWest, store the finished NGL products in underground storage caverns at our Siloam facility and, if also directed by MarkWest Hydrocarbon, withdraw the products from such storage caverns.



    As compensation for providing our fractionating, loading and above ground storage services, MarkWest Hydrocarbon will pay us a monthly fractionation fee based on the number of gallons delivered to us for fractionation. As compensation for our storage of the NGL products in underground storage caverns, MarkWest Hydrocarbon will pay us an annual storage fee. And, as compensation for unloading any NGLs that MarkWest Hydrocarbon delivers to us by railcar, MarkWest Hydrocarbon will pay us a monthly fee based on the number of gallons unloaded. A portion of each of the above fees will be adjusted on January 1 of each year to reflect changes in the Producers Price Index for Oil and Gas Field Services. Under the agreement, MarkWest Hydrocarbon will incur all of the incidental losses incurred at our facilities, or the losses or gains due to variations in measurement equipment.


    INDEMNIFICATION PROVISIONS. Under the Fractionation, Storage and Loading Agreement, MarkWest Hydrocarbon will indemnify us from any and all losses we incur arising from MarkWest Hydrocarbon facilities or its possession and control of the NGLs or NGL products (except to the extent caused by our gross negligence or willful conduct). MarkWest Hydrocarbon will be in possession and control of the NGLs until they are delivered to our Siloam facility, and of the NGL products after we load them into transportation facilities provided by MarkWest Hydrocarbon.


    We will indemnify MarkWest Hydrocarbon from any and all losses incurred by MarkWest Hydrocarbon arising from our facilities or our possession and control of the NGLs or NGL products

(except to the extent caused by MarkWest Hydrocarbon's gross negligence or willful conduct). We will be in possession and control of the NGLs after they are delivered to our Siloam facility and of the NGL products until we load them into transportation facilities provided by MarkWest Hydrocarbon.



NATURAL GAS LIQUIDS PURCHASE AGREEMENT



    Concurrently with the closing of the offering of the common units, we will enter into a Natural Gas Liquids Purchase Agreement with MarkWest Hydrocarbon that will govern the parties' obligations with respect to the sale and purchase of NGL products we acquire under the Gas Processing (Maytown) Agreement between Equitable and MarkWest Hydrocarbon, which is being assigned to us, as well as any other NGL products we acquire.



    PURCHASE AND SALE. Under the Natural Gas Liquids Purchase Agreement, until 2012, we will commit to deliver to MarkWest Hydrocarbon all of the NGL products produced from the NGLs we acquire under the Maytown Agreement together with such other NGLs to be sold at our facility. MarkWest Hydrocarbon will receive and purchase all of these NGL products.



    As consideration for the sale of NGL products, MarkWest Hydrocarbon will pay us a monthly fee equal to the Net Sales Price per gallon (determined under the Maytown Agreement), times the numbers of gallons of NGL products contained in our NGLs.



    INDEMNIFICATION PROVISIONS. Under the Natural Gas Liquids Purchase Agreement, MarkWest Hydrocarbon will indemnify us from any and all losses we incur arising from MarkWest Hydrocarbon facilities or its possession and control of the NGL products (except to the extent caused by our gross negligence or willful misconduct). As between the parties, MarkWest Hydrocarbon will be in possession and control of the NGL products after they are delivered to MarkWest Hydrocarbon at the designated delivery point.



    We will indemnify MarkWest Hydrocarbon from any and all losses incurred by MarkWest Hydrocarbon arising from our facilities or our possession and control of the NGL products (except to the extent caused by MarkWest Hydrocarbon's gross negligence or willful misconduct). As between the parties, we will be in possession and control of the NGL products until we deliver them to MarkWest Hydrocarbon at the designated delivery point.


RELATIONSHIP OF A DIRECTOR OF OUR GENERAL PARTNER WITH MARKWEST HYDROCARBON

    William P. Nicoletti, who will serve as a member of the Board of Directors of our general partner upon completion of the offering, is a member of the Board of Directors of Star Gas LLC, the general partner of Star Gas Partners, L.P., a retail propane and heating oil master limited partnership. Star Gas is a significant customer of MarkWest Hydrocarbon, and accounted for approximately 9% of its revenues for the year ended December 31, 2001.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST


    Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including MarkWest Hydrocarbon), on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders. In addition, officers of our general partner and officers and key employees of MarkWest Hydrocarbon also own 8.6% of the membership interests in our general partner, 0.5% of the limited partner interests in us and a significant equity stake in MarkWest Hydrocarbon.


    The partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and our partnership or any other partner, on the other, our general partner will resolve that conflict. At the request of our general partner, a conflicts committee of the board of directors of our general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

    - approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

    - on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

    - fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

    Unless the resolution is specifically provided for in the partnership agreement, when resolving a conflict, our general partner may consider:

    - the relative interests of the parties involved in the conflict or affected by the action;

    - any customary or accepted industry practices or historical dealings with a particular person or entity; and

    - generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

    Conflicts of interest could arise in the situations described below, among others:

ACTIONS TAKEN BY OUR GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS.

    The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

    - amount and timing of asset purchases and sales;

    - cash expenditures;

    - borrowings;

    - issuance of additional units; and

    - the creation, reduction or increase of reserves in any quarter.

    In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

    - enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

    - hastening the expiration of the subordination period.

    For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, the partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy--Subordination Period" beginning on page 34.

    The partnership agreement provides that the partnership and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating company or the subsidiaries.

WE DO NOT HAVE ANY OFFICERS OR EMPLOYEES AND RELY SOLELY ON OFFICERS OF OUR GENERAL PARTNER AND EMPLOYEES OF MARKWEST HYDROCARBON AND ITS AFFILIATES.

    We will not have any officers or employees and will rely solely on officers and employees of MarkWest Hydrocarbon and its affiliates. MarkWest Hydrocarbon and its affiliates conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote significant time to the affairs of MarkWest Hydrocarbon or its affiliates and are compensated by them for the services rendered to them.

WE WILL REIMBURSE OUR GENERAL PARTNER, MARKWEST HYDROCARBON AND ITS AFFILIATES FOR EXPENSES.


    We will reimburse our general partner, MarkWest Hydrocarbon and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. See "Certain Relationships and Related Transactions--Omnibus Agreement--Services" beginning on page 101.


OUR GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY REGARDING OUR OBLIGATIONS.

    Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of the general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF OUR GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH US.

    Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

CONTRACTS BETWEEN US, ON THE ONE HAND, AND OUR GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS.

    The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations.

    All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

    Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

COMMON UNITS ARE SUBJECT TO OUR GENERAL PARTNER'S LIMITED CALL RIGHT.


    Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement--Limited Call Right" on page 124.


WE MAY NOT CHOOSE TO RETAIN SEPARATE COUNSEL FOR OURSELVES OR FOR THE HOLDERS OF COMMON UNITS.

    The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

OUR GENERAL PARTNER'S AFFILIATES MAY COMPETE WITH US.

    The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in the partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

FIDUCIARY DUTIES OWED TO UNITHOLDERS BY OUR GENERAL PARTNER ARE PRESCRIBED BY LAW AND THE PARTNERSHIP AGREEMENT

    Our general partner is accountable to us and our unitholders as a fiduciary. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner to limited partners and the partnership.

    Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner's board of directors have fiduciary duties to manage our general partner in a manner beneficial both to its owners, MarkWest Hydrocarbon, as well as to you. Without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit the general partner by enabling it to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards........  Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of
                                            care, in the absence of a provision in a partnership
                                            agreement providing otherwise, would generally require a
                                            general partner to act for the partnership in the same
                                            manner as a prudent person would act on his own behalf.
                                            The duty of loyalty, in the absence of a provision in a
                                            partnership agreement providing otherwise, would
                                            generally prohibit a general partner of a Delaware
                                            limited partnership from taking any action or engaging
                                            in any transaction where a conflict of interest is
                                            present.

Partnership agreement modified
  standards...............................  Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its
                                            affiliates that might otherwise raise issues as to
                                            compliance with fiduciary duties or applicable law. For
                                            example, our partnership agreement permits our general
                                            partner to make a number of decisions in its "sole
                                            discretion." This entitles our general partner to
                                            consider only the interests and factors that it desires
                                            and it has no duty or obligation to give any
                                            consideration to any interest of, or factors affecting,
                                            us, our affiliates or any limited partner. Other
                                            provisions of the partnership agreement provide that our
                                            general partner's actions must be made in its reasonable
                                            discretion. These standards reduce the obligations to
                                            which our general partner would otherwise be held.

                                            Our partnership agreement generally provides that
                                            affiliated transactions and resolutions of conflicts of
                                            interest not

                                            involving a required vote of unitholders must be "fair
                                            and reasonable" to us under the factors previously set
                                            forth. In determining whether a transaction or
                                            resolution is "fair and reasonable," our general partner
                                            may consider interests of all parties involved,
                                            including its own. Unless our general partner has acted
                                            in bad faith, the action taken by our general partner
                                            shall not constitute a breach of its fiduciary duty.
                                            These standards reduce the obligations to which our
                                            general partner would otherwise be held.

                                            In addition to the other more specific provisions
                                            limiting the obligations of our general partner, our
                                            partnership agreement further provides that our general
                                            partner and its officers and directors will not be
                                            liable for monetary damages to us, the limited partners
                                            or assignees for errors of judgment or for any acts or
                                            omissions if our general partner and those other persons
                                            acted in good faith.

Rights and Remedies of Unitholders........  The Delaware Act generally provides that a limited partner may institute legal action on behalf of the
                                            partnership to recover damages from a third party where
                                            a general partner has refused to institute the action or
                                            where an effort to cause a general partner to do so is
                                            not likely to succeed. These actions could include
                                            actions against a general partner for breach of its
                                            fiduciary duties or of the partnership agreement. In
                                            addition, the statutory or case law of some
                                            jurisdictions may permit a limited partner to institute
                                            legal action on behalf of himself and all other
                                            similarly situated limited partners to recover damages
                                            from a general partner for violations of its fiduciary
                                            duties to the limited partners.

    In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.


    We must indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the fiduciary duties of our general partner, you should consult with your own counsel. Please read "The Partnership Agreement--Indemnification" on page 126.

                        DESCRIPTION OF THE COMMON UNITS

THE UNITS


    The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read "Cash Distribution Policy" beginning on page 33. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement" beginning on page 114.


TRANSFER AGENT AND REGISTRAR

DUTIES

    Computershare Trust Company, Inc. will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

    - surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

    - special charges for services requested by a holder of a common unit; and

    - other similar fees or charges.

    There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

RESIGNATION OR REMOVAL

    The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

    The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

    - becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

    - automatically requests admission as a substituted limited partner in our partnership;

    - agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

    - represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

    - grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

    - makes the consents and waivers contained in the partnership agreement.

    An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

    A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

    Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

    - the right to assign the common unit to a purchaser or other transferee;
      and

    - the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

    Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

    - will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

    - may not receive some federal income tax information or reports furnished to record holders of common units.


    The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership Agreement--Status as Limited Partner or Assignee" on page 125.


    Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

                           THE PARTNERSHIP AGREEMENT

    The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of the limited liability company agreement of the operating company is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

    We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

    - with regard to distributions of available cash, please read "Cash Distribution Policy" beginning on page 33.


    - with regard to the transfer of common units, please read "Description of the Common Units--Transfer of Common Units" beginning on page 112.



    - with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences" beginning on page 129.


ORGANIZATION AND DURATION

    We were organized on January 25, 2002 and will have a perpetual existence.

PURPOSE

    Our purpose under the partnership agreement is limited to serving as a member of the operating company and engaging in any business activities that may be engaged in by the operating company or that are approved by our general partner. The limited liability company agreement of the operating company provides that the operating company may, directly or indirectly, engage in:

    - its operations as conducted immediately before our initial public offering;

    - any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

    - any activity that enhances the operations of an activity that is described in either of the two preceding clauses or any other activity provided such activity does not affect our treatment as a partnership for Federal income tax purposes.

    Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

POWER OF ATTORNEY

    Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

CAPITAL CONTRIBUTIONS

    Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

LIMITED LIABILITY

    Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

    - to remove or replace our general partner;

    - to approve some amendments to the partnership agreement; or

    - to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

    Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

    Our subsidiaries conduct business in three states. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

VOTING RIGHTS

    The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

    - during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

    - after the subordination period, the approval of a majority of the common units.


Issuance of additional common units or units
of equal rank with the common units during
the subordination period.....................  Unit majority, with certain exceptions described under "--Issuance of Additional
                                               Securities" beginning on the next page.

Issuance of units senior to the common units
during the subordination period..............  Unit majority.

Issuance of units junior to the common units
during the subordination period..............  No approval right.

Issuance of additional units after the
subordination period.........................  No approval rights.

Amendment of the partnership agreement.......  Certain amendments may be made by the general partner without the approval of the
                                               unitholders. Other amendments generally
                                               require the approval of a unit majority. See
                                               "--Amendment of the Partnership Agreement"
                                               beginning on page 118.

Merger of our partnership or the sale of all
or substantially all of our assets...........  Unit majority. See "--Merger, Sale or Other
                                               Disposition of Assets" beginning on page 120.

Amendment of the limited liability company
agreement and other action taken by us as
sole member of the operating company.........  Unit majority if such amendment or other action would adversely affect our limited
                                               partners (or any particular class of limited
                                               partners) in any material respect. See
                                               "--Action Relating to the Operating Company"
                                               on page 120.

Dissolution of our partnership...............  Unit majority. See "--Termination and
                                               Dissolution" on page 121.

Reconstitution of our partnership upon
dissolution..................................  Unit majority. See "--Termination and
                                               Dissolution" on page 121.

Withdrawal of the general partner............  Under most circumstances, the approval of a majority of the common units, excluding
                                               common units held by the general partner and
                                               its affiliates, is required for the
                                               withdrawal of the general partner prior to
                                               March 31, 2012 in a manner which would cause
                                               a dissolution of our partnership. See
                                               "--Withdrawal or Removal of our General
                                               Partner" beginning on page 122.

Removal of the general partner...............  Not less than 66 2/3% of the outstanding units, voting as a single class, including
                                               units held by our general partner and its
                                               affiliates. See "--Withdrawal or Removal of
                                               our General Partner" beginning on page 122.

Transfer of the general partner interest.....  Our general partner may transfer all, but not less than all, of its general partner
                                               interest in us without a vote of our
                                               unitholders to an affiliate or another person
                                               in connection with its merger or
                                               consolidation with or into, or sale of all or
                                               substantially all of its assets to such
                                               person. The approval of a majority of the
                                               common units, excluding common units held by
                                               the general partner and its affiliates, is
                                               required in other circumstances for a
                                               transfer of the general partner interest to a
                                               third party prior to March 31, 2012. See
                                               "--Transfer of General Partner Interests" on
                                               page 123.

Transfer of incentive distribution rights....  Except for transfers to an affiliate or another person as part of the general
                                               partner's merger or consolidation with or
                                               into, or sale of all or substantially all of
                                               its assets to or sale of all or substantially
                                               all its equity interests to such person, the
                                               approval of a majority of the common units,
                                               excluding common units held by our general
                                               partner and its affiliates, voting separately
                                               as a class, is required in most circumstances
                                               for a transfer of the incentive distribution
                                               rights to a third party prior to March 31,
                                               2012. See "--Transfer of Incentive
                                               Distribution Rights" on page 123.

Transfer of ownership interests in the
general partner..............................  No approval required at any time. See
                                               "--Transfer of Ownership Interests in the
                                               General Partner" on page 123.


ISSUANCE OF ADDITIONAL SECURITIES

    The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,000,000 (1,150,000 if the underwriters exercise their over-allotment option in full) additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

    During or after the subordination period, we may issue an unlimited number of common units without the approval of the unitholders as follows:

    - upon exercise of the underwriters' over-allotment option;

    - upon conversion of the subordinated units;

    - under employee benefit plans;

    - upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

    - in the event of a combination or subdivision of common units;

    - in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

    - if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.

    It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

    In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

    Upon issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

    GENERAL. Amendments to the partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

    PROHIBITED AMENDMENTS.  No amendment may be made that would:

    - enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

    - enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

    - change the term of our partnership;

    - provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

    - give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

    NO UNITHOLDER APPROVAL. Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

    - a change in our name, the location of our principal place of business, our registered agent or our registered office;

    - the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

    - a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    - an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

    - subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

    - any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

    - an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

    - any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

    - a change in our fiscal year or taxable year and related changes; or

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    - any other amendments substantially similar to any of the matters described in the clauses above.

    In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

    - do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

    - are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

    - are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

    - are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

    - are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

    OPINION OF COUNSEL AND UNITHOLDER APPROVAL. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "--No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, the operating company or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

    Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

ACTION RELATING TO THE OPERATING COMPANY

    Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of the operating company or taking any action on our behalf permitted to be taken by a member of the operating company in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

    The partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries as a whole. Our general partner may, however, mortgage, pledge, hypothecate or grant a security

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interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

    If conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

TERMINATION AND DISSOLUTION

    We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

    - the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

    - the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

    - the entry of a decree of judicial dissolution of the partnership; or

    - the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

    Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

    - the action would not result in the loss of limited liability of any limited partner; and

    - neither our partnership, the reconstituted limited partnership nor the operating company would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

    Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash upon Liquidation" beginning on page 39. The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

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WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

    Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "--Transfer of General Partner Interests" on the next page.

    Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read "--Termination and Dissolution" on the preceding page.

    Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, affiliates of our general partner will own 60% of the outstanding units.

    The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

    - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

    In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution

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rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

    If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

    In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

TRANSFER OF GENERAL PARTNER INTERESTS

    Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

    - an affiliate of our general partner (other than an individual); or

    - another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters and agree to be bound by the provisions of the partnership agreement.

    Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

TRANSFER OF OWNERSHIP INTERESTS IN GENERAL PARTNER

    At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders.

TRANSFER OF INCENTIVE DISTRIBUTION RIGHTS

    Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, or a sale of all or substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to March 31, 2012, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by the general partner and its affiliates). On or after March 31, 2012, the incentive distribution rights will be freely transferable.

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CHANGE OF MANAGEMENT PROVISIONS

    The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove MarkWest Energy GP, L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

    The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

    - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED CALL RIGHT

    If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

    - the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

    - the current market price as of the date three days before the date the notice is mailed.


As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences--Disposition of Common Units" beginning on page 137.


MEETINGS; VOTING

    Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

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    Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.


    Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "--Issuance of Additional Securities" beginning on page 117. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.


    Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

STATUS AS LIMITED PARTNER OR ASSIGNEE


    Except as described on page 115 under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.



    An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. See "--Meetings; Voting" beginning on page 124. Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units--Transfer of Common Units" beginning on page 112.


NON-CITIZEN ASSIGNEES; REDEMPTION

    If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related

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status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

INDEMNIFICATION

    Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

    - our general partner;

    - any departing general partner;

    - any person who is or was an affiliate of a general partner or any departing general partner;

    - any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

    - any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

    Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

BOOKS AND REPORTS

    Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

    We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

    We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

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RIGHT TO INSPECT OUR BOOKS AND RECORDS

    The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

    - a current list of the name and last known address of each partner;

    - a copy of our tax returns;

    - information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

    - copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

    - information regarding the status of our business and financial condition; and

    - any other information regarding our affairs as is just and reasonable.

    Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

    Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates (including MarkWest Hydrocarbon, its officers and the officers, directors and owners of our general partner) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of MarkWest Energy GP, L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale" on the next page.

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                         UNITS ELIGIBLE FOR FUTURE SALE


    After the sale of the common units offered by this prospectus, affiliates of our general partner will hold 3,000,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop. Upon conversion, these units will be entitled to registration rights as described under "Certain Relationships and Related Transactions" beginning on page 100 or freely transferable without restriction or further registration under the Securities Act of 1933, subject to the affiliate restrictions described below.


    The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933, except that any resale of common units purchased by an "affiliate" of our partnership will be subject to the volume limitations contained in Rule 144 of the Securities Act.


    While any subordinated units remain outstanding, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 1,000,000 additional common units (1,150,000 if the underwriters' overallotment option is exercised in full) or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement--Issuance of Additional Securities" beginning on page 117.



    The partnership agreement provides that, once no subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement--Issuance of Additional Securities" beginning on page 117.


    Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act of 1933 and state laws the offer and sale of any units that they hold.

    Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act of 1933 or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partners and their affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.


    MarkWest Hydrocarbon and its affiliates, our partnership, our operating company, our general partner and the directors and executive officers of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" beginning on page 145 for a description of these lock-up provisions.


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                           MATERIAL TAX CONSEQUENCES

    This section addresses all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to MarkWest Energy Partners, L.P. and the operating company.

    While we have addressed all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, no attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts
(IRAs), real estate investment trusts, or REITS, or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

    All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

    No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

    For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:


    (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales" beginning on page 134);



    (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "--Disposition of Common Units--Allocations Between Transferors and Transferees" on page 138); and



    (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit
       Ownership--Section 754 Election" beginning on page 135).


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PARTNERSHIP STATUS

    A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

    Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income.
We estimate that less than   % of our current income is not qualifying income;
however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.


    No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from MarkWest Energy Partners, L.P. for federal income tax purposes.


    In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

    - Neither we nor the operating company will elect to be treated as a corporation; and

    - For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

    If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

    If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the

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extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

    The discussion below is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

    Unitholders who have become limited partners of MarkWest Energy Partners, L.P. will be treated as partners of MarkWest Energy Partners, L.P. for federal income tax purposes. Also:

    - assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

    - unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of MarkWest Energy Partners, L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.


    A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales" beginning on page 134.


    Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in MarkWest Energy Partners, L.P. for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

    FLOW-THROUGH OF TAXABLE INCOME. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.


    TREATMENT OF DISTRIBUTIONS. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" beginning on page 137.


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To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses" below.


    Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

    RATIO OF TAXABLE INCOME TO DISTRIBUTIONS. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2005, will be allocated an amount
of federal taxable income for that period that will be less than   % of the cash
distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2005, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.


    BASIS OF COMMON UNITS. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "--Disposition of Common Units--Recognition of Gain or Loss" beginning on page 137.


    LIMITATIONS ON DEDUCTIBILITY OF LOSSES. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his

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tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

    In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

    The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

    A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

    LIMITATIONS ON INTEREST DEDUCTIONS. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

    - interest on indebtedness properly allocable to property held for investment;

    - our interest expense attributed to portfolio income; and

    - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

    Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income.

    ENTITY-LEVEL COLLECTIONS. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a

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distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

    ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

    Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.


    Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election", beginning on page 135, and "--Disposition of Common
Units--Allocations Between Transferors and Transferees," on page 138, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.


    TREATMENT OF SHORT SALES. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

    - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

    - any cash distributions received by the unitholder as to those units would be fully taxable; and

    - all of these distributions would appear to be ordinary income.


    Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax


                                      134
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treatment of short sales of partnership interests. Please also read
"--Disposition of Common Units--Recognition of Gain or Loss" beginning on page 137.


    ALTERNATIVE MINIMUM TAX. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

    TAX RATES. In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

    SECTION 754 ELECTION. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The
Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.


    Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations" beginning on page 136, and "--Uniformity of Units" beginning on page 139.



    Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation
Section 1.167(c)-l(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Tax Treatment of Operations" beginning on page 136, and "Uniformity of Units" beginning on page 139.


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    A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

    The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

TAX TREATMENT OF OPERATIONS


    ACCOUNTING METHOD AND TAXABLE YEAR. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees" beginning on page 138.



    INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" on page 134.


    To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.


    If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a


                                      136
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sale of his interest in us. Please read "--Tax Consequences of Unit
Ownership--Allocation of Income, Gain, Loss and Deduction" on page 134, and "--Disposition of Common Units--Recognition of Gain or Loss" below.


    The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

    VALUATION AND TAX BASIS OF OUR PROPERTIES. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

    RECOGNITION OF GAIN OR LOSS. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

    Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

    Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

    The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the

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common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

    Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

    - a short sale;

    - an offsetting notional principal contract; or

    - a futures or forward contract with respect to the partnership interest or substantially identical property.

    Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

    ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

    The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

    A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

    NOTIFICATION REQUIREMENTS. A person who purchases units from a unitholder is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

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    CONSTRUCTIVE TERMINATION.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

UNIFORMITY OF UNITS


    Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election" beginning on page 135.



    We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as not amortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under
Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election" beginning on page 135. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this latter position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss" beginning on page 137.


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TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

    Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

    Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

    A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

    Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

    In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

    Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

    INFORMATION RETURNS AND AUDIT PROCEDURES. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Vinson & Elkins L.L.P., we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not

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successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

    The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

    Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names MarkWest Energy GP, L.L.C. as our Tax Matters Partner.

    The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

    A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

    NOMINEE REPORTING. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

    (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

    (b) whether the beneficial owner is:

       (1) a person that is not a United States person;

       (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

       (3) a tax-exempt entity;

    (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

    (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

    Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed

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by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

    REGISTRATION AS A TAX SHELTER. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

ISSUANCE OF A TAX SHELTER REGISTRATION NUMBER DOES NOT INDICATE THAT INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

    We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

    ACCURACY-RELATED PENALTIES. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

    A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

    (1) for which there is, or was, "substantial authority;" or

    (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

    More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

    A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

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STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS


    In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Kentucky, West Virginia and Michigan. Each of these states currently imposes a personal income tax. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership--Entity-Level Collections" beginning on page 133. Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other jurisdictions in the future.


    It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and must depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

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        INVESTMENT IN MARKWEST ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS

    An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

    (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

    (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

    (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

    The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

    Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

    In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be fiduciaries of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

    The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

    (a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

    (b) the entity is an "operating company,"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or

    (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

    Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in
(a) above.

    Plan fiduciaries contemplating a purchase of common units are urged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

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                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement between us and the underwriters, the underwriters have agreed severally to purchase from us the following number of common units at the offering price less the underwriting discount set forth on the cover page of this prospectus.

                                                               NUMBER OF
UNDERWRITERS                                                  COMMON UNITS
------------                                                  ------------
A.G. Edwards & Sons, Inc....................................
RBC Dain Rauscher Inc.......................................
McDonald Investments Inc....................................
                                                               ---------
    Total...................................................   2,000,000
                                                               =========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common units if any of the units are purchased. The underwriters are obligated to take and pay for all of the common units offered by this prospectus, other than those covered by the over-allotment option described below, if any are taken.

    The underwriters have advised us that they propose to offer the common units to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $    per unit. The underwriters may allow, and such dealers may re-allow, a
concession not in excess of $    per unit to certain other dealers. After the
offering, the offering price and other selling terms may be changed by the underwriters.

    Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 300,000 additional common units at the public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

    To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional units as the number set forth next to such underwriter's name in the preceding table bears to the total number of units in the table, and we will be obligated, pursuant to the option, to sell such units to the underwriters.


    We, our general partner and certain other affiliates have agreed that during the 180 days after the date of this prospectus, we will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units, other than pursuant to employee benefit plans as in existence as of the date of this prospectus. A.G. Edwards may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units prior to the expiration of such 180-day period in whole or in part at anytime without notice. A.G. Edwards has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards, in deciding whether to grant its consent, will consider, among other factors, the unitholder's reasons for requesting the relase, the number of units for which the release is being requested, and market conditions at the time of the request for such release. However, A.G. Edwards has informed us that as of the date of this prospectus there are no agreements between A.G. Edwards and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the

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common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.


    Prior to the offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price include the following:

    - the information set forth in this prospectus and otherwise available to the underwriters,

    - market conditions for initial public offerings,

    - the history and the prospects for the industry in which we compete,

    - an assessment of our management,

    - our prospects for future earnings,

    - the present state of our development and our current financial condition,

    - the general condition of the securities markets at the time of this offering, and

    - the recent market prices of, and demand for, publicly traded common units of generally comparable entities.

    The following table summarizes the discounts that we will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per Unit.............................................  $              $
Total................................................  $              $


    In addition, we expect to incur expenses of approximately $2.3 million in connection with this offering.



    MarkWest Hydrocarbon, MarkWest Energy Partners, our general partner, the operating company and certain other parties have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.


    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

    - Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

    The underwriters will deliver a prospectus to all purchasers of common units in the short sales. The purchasers of common units in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of common units covered by this prospectus.

    The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.


    At our request, the underwriters are reserving up to 100,000 common units for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of common units available for sale to the general public in the public offering will be reduced by the extent these persons purchase these reserved units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.


    Neither we, nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

    No sales to accounts of which the underwriter exercises discretionary authority may be made without the prior written approval of the customer.


    A.G. Edwards & Sons, Inc. is providing financial advisory services to MarkWest Hydrocarbon related to the structure of the offering for which it will receive a fee of $650,000. The Royal Bank of Canada, an affiliate of RBC Dain Rauscher Inc., has signed a commitment letter to become a lender to MarkWest Hydrocarbon under its revolving credit facility. RBC Dain Rauscher Inc. was formerly known as RBC Dominion Securities Inc.


                          VALIDITY OF THE COMMON UNITS

    The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

                                    EXPERTS

    The combined financial statements of MarkWest Hydrocarbon Midstream Business as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 and the balance sheet of MarkWest Energy Partners, L.P. as of January 25, 2002 and the balance sheet of MarkWest Energy GP, L.L.C. as of January 24, 2002, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding MarkWest Energy Partners, L.P. and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling the SEC at l-800-SEC-0330.

    The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site and can also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, Manhattan, New York 10006.


    We intend to furnish or make available to our unitholders within 90 days following the close of our fiscal year end annual reports containing our audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 45 days after close of each fiscal quarter quarterly reports containing our unaudited interim financial information including the information required by Form 10-Q or Form 10-QSB for the first three fiscal quarters of each of our fiscal years. Our annual report will contain information with respect to transactions between our partnership and our general partner and its affiliates.


                           FORWARD-LOOKING STATEMENTS

    Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

    These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

    Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

    - the availability of raw natural gas supply for our gathering and processing services;

    - the availability of NGLs for our transportation, fractionation and storage services;

    - our dependence on certain significant customers, producers, gatherers, treaters, and transporters of natural gas, including MarkWest Hydrocarbon, Inc.;

    - the risks that third-party natural gas exploration and production activities will not occur or be successful;

    - prices of NGL products and indirectly by natural gas prices;

    - competition from other NGL processors, including major energy companies;

    - changes in general economic conditions in regions in which our products are located; and

    - our ability to identify and consummate grass roots projects or acquisitions complementary to our business.

    Many of such factors are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on forward-looking statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
MarkWest Energy Partners, L.P. Balance Sheet:

  Report of Independent Public Accountants..................     F-2

  Balance Sheet as of January 25, 2002......................     F-3

  Note to Balance Sheet.....................................     F-4

MarkWest Hydrocarbon Midstream Business Combined Financial
  Statements:

  Report of Independent Public Accountants..................     F-5

  Combined Balance Sheets as of December 31, 2000 and
    2001....................................................     F-6

  Combined Statements of Operations for the years ended
    December 31, 1999, 2000 and 2001........................     F-7

  Combined Statements of Changes in Capital for the years
    ended December 31, 1999, 2000 and 2001..................     F-8

  Combined Statements of Cash Flows for the years ended
    December 31, 1999, 2000 and 2001........................     F-9

  Notes to Combined Financial Statements....................    F-10

MarkWest Energy GP, L.L.C. Balance Sheet:

  Report of Independent Public Accountants..................    F-22

  Balance Sheet as of January 24, 2002......................    F-23

  Note to Balance Sheet.....................................    F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of MarkWest Energy Partners, L.P.:

    In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of MarkWest Energy Partners, L.P. at January 25, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
January 28, 2002

                         MARKWEST ENERGY PARTNERS, L.P.

                                 BALANCE SHEET

                                JANUARY 25, 2002

                                ASSETS

    Total assets............................................   $   --
                                                               ======

                           PARTNERS' EQUITY

Limited partner's equity....................................   $  980
General partner's equity....................................       20
Subscriptions receivable....................................   (1,000)
                                                               ------
    Total partners' equity..................................   $   --
                                                               ======

        The accompanying note is an integral part of this balance sheet.

                         MARKWEST ENERGY PARTNERS, L.P.
                             NOTE TO BALANCE SHEET
                                JANUARY 25, 2002

1. NATURE OF OPERATIONS

    MarkWest Energy Partners, L.P. ("MarkWest Energy"), is a Delaware limited partnership formed on January 25, 2002, to acquire substantially all of the assets, liabilities and operations of the natural gas gathering and processing and NGL transportation, fractionation and storage businesses of MarkWest Hydrocarbon, Inc. ("MarkWest Hydrocarbon"). The Partnership's general partner is MarkWest Energy GP, L.L.C.

    MarkWest Energy intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue subordinated units, representing additional limited partner interests, to affiliates of MarkWest Hydrocarbon, as well as a 2% general partner interest in MarkWest Energy to MarkWest Energy GP, L.L.C.

    MarkWest Energy has subscriptions receivable of $980 from an affiliate of MarkWest Hydrocarbon and $20 from the general partner, MarkWest Energy.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of MarkWest Hydrocarbon, Inc.:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of cash flows and of changes in capital present fairly, in all material respects, the financial position of the MarkWest Hydrocarbon Midstream Business at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the MarkWest Hydrocarbon Midstream Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 6 to the combined financial statements, the MarkWest Hydrocarbon Midstream Business changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

/s/ PRICEWATERHOUSECOOPERS LLP


Denver, Colorado
March 21, 2002

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            2001
                                                              -------------   -------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................    $     --        $     --
  Receivables...............................................      13,556           8,538
  Inventories...............................................       4,242           4,968
  Prepaid replacement natural gas...........................          --           8,081
  Risk management asset, net of reserves (See Note 6).......          --           1,204
  Other assets..............................................         221              92
                                                                --------        --------
    Total current assets....................................      18,019          22,883
Property and equipment:.....................................
  Gas gathering and processing equipment....................      68,389          76,033
  NGL transportation, fractionation and storage equipment...      22,996          23,132
  Land, buildings and other equipment.......................       2,989           2,977
  Construction in progress..................................       5,529           6,758
                                                                --------        --------
                                                                  99,903         108,900
  Less: Accumulated depreciation............................     (22,402)        (26,892)
                                                                --------        --------
    Total property and equipment, net.......................      77,501          82,008
                                                                --------        --------
    Total assets............................................    $ 95,520        $104,891
                                                                ========        ========

                                  LIABILITIES AND CAPITAL
Current liabilities:
  Accounts payable..........................................    $  8,351        $  3,946
  Accrued liabilities.......................................       3,621             697
                                                                --------        --------
    Total current liabilities...............................      11,972           4,643
Deferred income taxes.......................................      12,015          15,640
Debt due to parent..........................................      20,782          19,179
Commitments and contingencies (See Note 9)

Capital:
  Net parent investment (See Note 2)........................      50,751          64,461
  Accumulated other comprehensive income, net of tax (See
    Note 6).................................................          --             968
                                                                --------        --------
    Total capital...........................................      50,751          65,429
                                                                --------        --------
    Total liabilities and capital...........................    $ 95,520        $104,891
                                                                ========        ========

   The accompanying notes are an integral part of these financial statements.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999       2000        2001
                                                              --------   --------   ----------
Revenues....................................................  $57,490    $109,810    $93,675

Operating expenses:
  Cost of sales.............................................   33,549      71,341     65,483
  Operating expenses........................................   10,514      13,224     13,138
  General and administrative expenses.......................    3,971       4,733      5,047
  Depreciation and amortization.............................    3,413       4,341      4,490
                                                              -------    --------    -------
    Total operating expenses................................   51,447      93,639     88,158
                                                              -------    --------    -------
    Income from operations..................................    6,043      16,171      5,517

Interest expense............................................    1,741       1,697      1,307
                                                              -------    --------    -------
    Income before income taxes..............................    4,302      14,474      4,210
                                                              -------    --------    -------
Provision for income taxes:
  Current due to (from) parent..............................   (1,229)      2,854     (1,468)
  Deferred..................................................    2,860       2,839      3,092
                                                              -------    --------    -------
    Provision for income taxes..............................    1,631       5,693      1,624
                                                              -------    --------    -------
    Net income..............................................  $ 2,671    $  8,781    $ 2,586
                                                              =======    ========    =======

   The accompanying notes are an integral part of these financial statements.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

                   COMBINED STATEMENTS OF CHANGES IN CAPITAL

                                 (IN THOUSANDS)

                                                                         ACCUMULATED
                                                                            OTHER
                                                           NET PARENT   COMPREHENSIVE
                                                           INVESTMENT      INCOME       TOTAL CAPITAL
                                                           ----------   -------------   -------------
Balance, December 31, 1998...............................    $35,288        $   --         $35,288

Net income...............................................      2,671            --           2,671
Net change in parent advances............................      8,687            --           8,687
                                                             -------        ------         -------
Balance, December 31, 1999...............................     46,646            --          46,646

Net income...............................................      8,781            --           8,781
Net change in parent advances............................     (4,676)           --          (4,676)
                                                             -------        ------         -------
Balance, December 31, 2000...............................     50,751            --          50,751

Comprehensive income:
  Net income.............................................      2,586            --           2,586
  Other comprehensive income:
    Cumulative effect of change in accounting principle,
      net of tax.........................................         --         1,328           1,328
    Risk management activities, net of tax...............         --          (360)           (360)
                                                                                           -------
      Ending accumulated derivative gain.................                                      968
                                                                                           -------
Comprehensive income.....................................                                    3,554
Net change in parent advances............................     11,124            --          11,124
                                                             -------        ------         -------
Balance, December 31, 2001...............................    $64,461        $  968         $65,429
                                                             =======        ======         =======

   The accompanying notes are an integral part of these financial statements.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  2,671   $  8,781   $  2,586
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization...........................     3,413      4,341      4,490
    Write-off of Enron financial positions, net of
      contractual offsets...................................        --         --        138
    Reclassification of Enron hedges to cost of sales.......        --         --        (90)
    Deferred income taxes...................................     2,861      2,839      3,092
  Changes in operating assets and liabilities:
    (Increase) decrease in receivables......................    (3,801)    (7,183)     5,018
    Increase in inventories.................................      (363)    (1,492)      (726)
    (Increase) decrease in prepaid feedstock and other
      assets................................................        59      1,737     (7,952)
    Increase in accounts payable and accrued liabilities....     1,936      4,974     (7,080)
                                                              --------   --------   --------
      Net cash provided (used in) by operating activities...     6,776     13,997       (524)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (10,544)   (12,147)    (9,651)
    Proceeds from sale of assets............................        --         --        654
                                                              --------   --------   --------
      Net cash used in investing activities.................   (10,544)   (12,147)    (8,997)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Debt due to (from) parent...............................    (4,919)     2,826     (1,603)
    Net advances from (distributions to) parent.............     8,687     (4,676)    11,124
                                                              --------   --------   --------
      Net cash provided by (used in) financing activities...     3,768     (1,850)     9,521
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................        --         --         --
Cash and cash equivalents at beginning of period............        --         --         --
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $     --   $     --   $     --
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION

    The MarkWest Hydrocarbon Midstream Business (the "Midstream Business") represents substantially all of the gas gathering and processing and NGL transportation, fractionation, and storage assets, liabilities, and operations of MarkWest Hydrocarbon, Inc. ("MarkWest Hydrocarbon"). The Midstream Business' operations are located in the Appalachian basin and Michigan.


    In conjunction with the formation and initial public offering of limited partner units of MarkWest Energy Partners, L.P. ("MarkWest Energy"), MarkWest Hydrocarbon intends to contribute most of the Midstream Business' assets, liabilities and operations to MarkWest Energy. MarkWest Hydrocarbon will retain certain midstream assets, liabilities, and operations including its terminals, railcars, trailers, marketing operations and certain contracts. The retained assets and related operations have been excluded from the Midstream Business. The financial statements present the Midstream Business as if it had existed as a single entity separate from MarkWest Hydrocarbon during the periods presented. These financial statements do not purport to represent the historical financial position or results of operations of MarkWest Energy.


    Subsequent to the initial public offering of MarkWest Energy, MarkWest Hydrocarbon will direct the business operations of MarkWest Energy through MarkWest Hydrocarbon's ownership and control of MarkWest Energy's general partner. MarkWest Energy is not expected to have any employees. MarkWest Hydrocarbon employees will be responsible for conducting MarkWest Energy's business and operating its assets as its agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

    The combined financial statements include the accounts of the Midstream Business and have been prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany balances and transactions within the Midstream Business have been eliminated. In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
  INVENTORIES

    Inventories comprise the following at:

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            2001
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
Product inventory...........................................     $4,156          $4,954
Materials and supplies inventory............................         86              14
                                                                 ------          ------
                                                                 $4,242          $4,968
                                                                 ======          ======

    Product inventory consists primarily of finished goods (propane, butane, isobutane, and natural gasoline) and is valued at the lower of cost, using the first-in, first-out method, or market. Materials and supplies are valued at the lower of average cost or estimated net realizable value.

  PREPAID REPLACEMENT NATURAL GAS

    Prepaid replacement natural gas consists of natural gas purchased in advance of its actual use in our Appalachia processing business. Replacement natural gas purchased as a result of our hedging program is valued using the specific identification method. Unhedged replacement natural gas is valued using the first in, first-out method.

  PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Expenditures that extend the useful lives of assets are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of the assets are expensed as incurred. Interest costs for the construction or development of long-term assets are capitalized and amortized over the related asset's estimated useful life. Depreciation is provided principally on the straight-line method over the following estimated useful lives: gas gathering and processing and NGL transportation, fractionation and storage facilities--20 years; buildings--40 years; furniture, leasehold improvements and other--3 to 10 years.

  IMPAIRMENT OF LONG-LIVED ASSETS

    The Midstream Business reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss must be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows. In this circumstance, the Midstream Business would recognize an impairment loss equal to the difference between the carrying value and the fair value of the asset.

  HEDGING ACTIVITIES

    The Midstream Business limits its exposure to natural gas and NGL price fluctuations related to future purchases and production with futures contracts. These contracts were accounted for as hedges in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 80, ACCOUNTING FOR FUTURES CONTRACTS. Gains and losses on such hedge contracts are deferred and included as a component of revenues or cost of sales when the hedged production is sold. In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This statement, as

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
amended by SFAS Nos. 137 and 138, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires an entity to recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value. The Midstream Business adopted SFAS No. 133, as amended, on January 1, 2001. See Note 6, Adoption of SFAS No. 133.

  ACCRUED LIABILITIES

    Accrued liabilities comprise the following at:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           2001
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
Replacement natural gas payable.............................     $1,123          $ --
Other accrued liabilities...................................      2,498           697
                                                                 ------          ----
                                                                 $3,621          $697
                                                                 ======          ====

  CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Midstream Business to concentrations of credit risk consist principally of trade accounts receivable and over-the-counter (OTC) swaps and options. The Midstream Business' customers are concentrated within the Appalachian basin and Michigan geographic areas and the retail propane, refining and petrochemical industries. Consequently, changes within these regions and/or industries have the potential to impact, both positively and negatively, the Midstream Business' credit exposure.

    Enron Corporation and many of its subsidiaries filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in early December 2001. In response to this filing, the Midstream Business terminated all derivative contracts and provided for an allowance for forward financial positions in which Enron was our counterparty. Additionally, in accordance with its contractual arrangements with Enron, the Midstream Business netted its outstanding payables of $0.4 million and receivables of $0.5 million with Enron. As a result, the Midstream Business incurred a net expense of $0.1 million for the year ended December 31, 2001, which was included in cost of sales. Subsequently, in accordance with SFAS No. 133, the Midstream Business reclassified from other comprehensive income (for cash flow hedges) and risk management assets (for fair value hedges) to cost of sales those portions of its Enron hedged transactions that were supposed to impact income from operations during 2001, resulting in a net $0.1 million non-cash benefit, which was included in cost of sales. The Midstream Business will continue to reclassify the appropriate amounts out of other comprehensive income into cost of sales in the future periods in which the forecasted transactions were to affect income from operations. Specifically, the Midstream Business will be reclassifying $0.4 million from other comprehensive income, net of $0.1 million deferred taxes, during 2002. The discontinuation of these contracts and the resulting reclassifications will not impact the results of MarkWest Energy Partners.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Midstream Business' financial instruments consist of receivables, accounts payable and other current liabilities and debt due to parent. Except for debt due to parent, the carrying amounts of

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
financial instruments approximate fair value due to their short maturities. At December 31, 2000 and 2001, based on rates available for similar types of debt, the fair value of debt due to parent was not materially different from its carrying amount.

  NET PARENT INVESTMENT

    The net parent investment represents a net balance as the result of various transactions between the Midstream Business and MarkWest Hydrocarbon. There are no terms of settlement or interest charges associated with this balance. The balance is the result of the Midstream Business' participation in MarkWest Hydrocarbon's central cash management program, wherein all of the Midstream Business's cash receipts were remitted to MarkWest Hydrocarbon and all cash disbursements were funded by MarkWest Hydrocarbon. Other transactions include intercompany transportation and terminaling revenues and related expenses, administrative and support expenses incurred by MarkWest Hydrocarbon and allocated to the Midstream Business, and accrued interest and income taxes.

  REVENUE RECOGNITION

    Revenue for NGL product sales is recognized at the time title is transferred. Gas gathering and processing and NGL fractionation, transportation and storage revenues are recognized as volumes are processed, fractionated, transported and stored in accordance with contractual terms.

  INCOME TAXES

    The Midstream Business' operations are included in MarkWest Hydrocarbon's consolidated federal and state income tax returns. The Midstream Business' income tax provisions are computed as though separate returns are filed. The Midstream Business accounts for income taxes in accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. This statement requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Using this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

  RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, that provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The adoption of the SAB had no effect on the Midstream Business' financial position or net income.

    The Emerging Issues Task Force of FASB, issued EITF Issue No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. This issue addresses the statement of income classification of shipping and handling costs billed to customers and was effective for the fourth quarter of 2000. This has been adopted and prior period amounts were reclassified to conform to the new requirement.

    In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS, which addresses financial accounting and reporting for business combinations. SFAS
No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for under the purchase method initiated before but completed after June 30, 2001. All business combinations in the

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
scope of this Statement are to be accounted for using one method--the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Midstream Business' financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which is effective for fiscal years beginning after December 15, 2001, and applies to all goodwill and other intangibles recognized in the financial statements at that date. Under the provisions of this statement, goodwill will not be amortized, but will be tested for impairment on an annual basis. The adoption of SFAS No. 142 is not expected to have a material impact on the Midstream Business' financial position or results of operations.

    In July 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003, for the Midstream Business), and establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. We are in the process of determining the future impact that the adoption of SFAS No.143 may have on our earnings and financial position.

    In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. This statement requires the recognition of an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures the impairment loss as the difference between the carrying amount and fair value of the asset. The adoption of SFAS No. 144 will not have a material impact on the Midstream Business' financial position or results of operations.

3. RELATED PARTY TRANSACTIONS

  GENERAL AND ADMINISTRATIVE

    MarkWest Hydrocarbon allocates certain corporate administrative expenses to the Midstream Business. When allocating general corporate expenses, the methodology employed was based on direct costs and interviews with key management employees who estimated the staff time dedicated to the Midstream Business' operations and the other operations of MarkWest Hydrocarbon. Management believes the allocation methodology used is reasonable.

  DEBT DUE TO PARENT

    The Midstream Business historically has financed its working capital requirements and its capital expenditures through intercompany accounts between the Midstream Business and MarkWest Hydrocarbon. Interest on the outstanding balance was charged annually based on MarkWest Hydrocarbon's average borrowing rate from a third party. Interest charges were settled through the net parent investment account. Interest was charged at a weighted average rate of 8.5%, 8.8% and 6.5% for the years ended December 31, 1999, 2000 and 2001, respectively.

    Effective October 12, 2001, MarkWest Hydrocarbon formalized the terms under which intercompany accounts will be settled between the Midstream Business. The promissory notes require that the principal balance be repaid no later than October 9, 2010, and bear interest at the rate of 7% per annum on the unpaid balance.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

4. SIGNIFICANT CUSTOMERS

    For the year ended December 31, 2001, sales to two customers accounted for 16% and 10%, respectively, of total revenues. For the year ended December 31, 2000, sales to two customers accounted for 14%, and 12%, respectively, of total revenues. For the year ended December 31, 1999, sales to two customers accounted for 12% and 11%, respectively, of total revenues.

5. COMMODITY PRICE RISK MANAGEMENT

    The Midstream Business' risk management activities are conducted as a part of MarkWest Hydrocarbon's risk management program. MarkWest Hydrocarbon's primary risk management objective is to reduce volatility in its cash flows. Its hedging approach uses a statistical method that analyzes momentum and average pricing over time, and various fundamental data such as industry inventories, industry production, demand and weather. Hedging levels increase with capital commitments and debt levels and when above-average margins exist. MarkWest Hydrocarbon maintains a committee, including members of senior management, which oversees all hedging activity.

    The Midstream Business utilizes a combination of fixed-price forward contracts and fixed-for-float price swaps on the over-the-counter ("OTC") market. New York Mercantile Exchange ("NYMEX") traded futures are authorized for use, but only occasionally used. Swaps and futures allow the Midstream Business to protect margins, because corresponding losses or gains in the value of financial instruments generally offset gains or losses in the physical market.

    The Midstream Business enters OTC swaps with counterparties that are primarily other energy companies. The Midstream Business conducts a standard credit review and has agreements with such parties that contain collateral requirements. The Midstream Business uses standardized swap agreements that allow for offset of positive and negative exposures. Net credit exposure is marked to market daily. The Midstream Business is subject to margin deposit requirements under OTC agreements and NYMEX positions.

    The use of financial instruments may expose the Midstream Business to the risk of financial loss in certain circumstances, including instances when
(a) sales volumes are less than expected requiring market purchases to meet commitments, or (b) the Midstream Business' OTC counterparties fail to purchase or deliver the contracted quantities of natural gas, NGL products, or crude oil or otherwise fail to perform. To the extent that the Midstream Business engages in hedging activities, it may be prevented from realizing the benefits of favorable price changes in the physical market. However, it is similarly insulated against decreases in such prices.

    Basis risk is the risk that an adverse change in the hedging market will not be completely offset by an equal and opposite change in the price of the physical commodity being hedged. The Midstream Business hedges its basis risk for natural gas but is generally unable to do so for NGL products. The Midstream Business has two different types of NGL basis risk. First, NGL basis risk stems from the geographic price differentials between the Midstream Business' sales locations and hedging contract delivery locations. The Midstream Business cannot hedge its geographic basis risk because there are no readily available products or markets. Second, NGL basis risk also results from the difference in relative price movements between crude oil and NGL products. The Midstream Business may use crude oil, instead of NGL products, in its hedges because the NGL hedge products and markets are limited. Crude oil is highly correlated with certain NGL products.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

5. COMMODITY PRICE RISK MANAGEMENT
(CONTINUED)
    The Midstream Business hedges Appalachia processing margins by using a combination of methods. The Midstream Business protects margins by purchasing natural gas priced on predetermined Btu differentials to propane or crude oil, by simultaneously selling propane or crude oil and purchasing natural gas, and by using swaps. All projected margins on open positions assume the basis differentials between crude oil and NGL products are consistent with historical averages.

    As of December 31, 2001, the Midstream Business hedged NGL product sales volumes and associated projected margin per NGL gallon, as follows:

                   HEDGED PROCESSING MARGIN FOR NGL PRODUCTS

                                                            THREE MONTHS ENDED                          TOTAL
                                         --------------------------------------------------------    YEAR ENDED      YEAR ENDED
                                         MARCH 31,     JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            2002         2002           2002            2002            2002            2003
                                         ----------   ----------   --------------   -------------   -------------   -------------
NGL VOLUMES HEDGED USING CRUDE OIL
  NGL gallons..........................   5,233,000    2,866,000      1,906,000              --      10,005,000              --
  NGL processing margin ($/gallon).....  $     0.24   $     0.19     $     0.18              --      $     0.21              --

NGL VOLUMES HEDGED USING PROPANE
  Propane gallons......................  11,550,000    1,260,000             --              --      12,810,000              --
  NGL processing margin ($/gallon).....  $     0.19   $     0.15             --              --      $     0.19
                                         ----------   ----------     ----------                      ----------

TOTAL NGL VOLUMES HEDGED
  NGL gallons..........................  16,783,000    4,126,000      1,906,000              --      22,815,000              --
  NGL processing margin ($/gallon).....  $     0.21   $     0.18     $     0.18              --      $     0.20              --

    In addition, the Midstream Business may hedge additional NGL product sales by selling propane or crude oil. The Midstream Business hedged NGL product sales at December 31, 2001, as follows:

                      HEDGED SALES PRICE FOR NGL PRODUCTS

                                                            THREE MONTHS ENDED                          TOTAL
                                         --------------------------------------------------------    YEAR ENDED      YEAR ENDED
                                         MARCH 31,     JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            2002         2002           2002            2002            2002            2003
                                         ----------   ----------   --------------   -------------   -------------   -------------
NGL gallons (hedged using crude oil)...      --        7,626,000     25,679,000      31,152,000      64,457,000      57,697,000
NGL sales price per gallon.............      --       $     0.43     $     0.43      $     0.46      $     0.44      $     0.43

    In addition to these risk management tools, the Midstream Business utilizes its NGL storage facilities and contracts for third-party storage to build product inventories during historically lower-priced periods for resale during higher-priced periods.

    The Midstream Business enters into speculative transactions on an infrequent basis. Specific approval by the Board of Directors is necessary prior to executing such transactions. Speculative transactions are marked to market at the end of each accounting period, and any gain or loss is recognized in income for that period. There were no such speculative activities for the years ended December 31, 1999, 2000 and 2001.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

6. ADOPTION OF SFAS NO. 133

    The Midstream Business adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Midstream Business recorded on that date a $1.3 million net-of-tax cumulative effect gain to other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

    SFAS No. 133 establishes accounting and reporting standards requiring derivative instruments to be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative instruments' fair value are recognized in earnings unless specific hedge accounting criteria are met.

    SFAS No. 133 allows hedge accounting for fair-value and cash-flow hedges. A fair-value hedge applies to a recognized asset or liability or an unrecognized firm commitment. A cash-flow hedge applies to a forecasted transaction or a variable cash flow of a recognized asset or liability. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair-value hedging instrument as well as the offsetting loss or gain on the hedged item be recognized currently in earnings in the same accounting period. SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash-flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. (The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.) Effectiveness is evaluated by the derivative instrument's ability to generate offsetting changes in fair value or cash flows to the hedged item. The Midstream Business formally documents, designates and assesses the effectiveness of transactions receiving hedge accounting treatment.

    The Midstream Business enters into fixed-price contracts for the sale of NGL products and fixed-price contracts for the purchase of natural gas (designated as cash flow hedges) and NGL products (designated as fair value hedges). At January 1, 2001, the Midstream Business recorded a risk management asset of $2.1 million and a deferred tax liability of $0.7 million, resulting in a $1.3 million gain reported as a cumulative effect of change in accounting principle. At December 31, 2001, with respect to its cash flow hedges, the risk management asset was $1.1 million, less $0.4 million deferred tax liability, resulting in a $0.7 million gain in other comprehensive income. There was no ineffectiveness, as defined by SFAS No. 133, recorded for the Midstream Business' cash flow hedges for the period ended December 31, 2001. Because all risk management assets and liabilities are current, the entire $0.7 million gain in other comprehensive income will be reclassified into earnings within the next twelve months.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

7. INCOME TAXES

    The provision for income taxes is comprised of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Current taxes due to (from) parent:
  Federal...................................................  $(1,033)   $ 2,345    $(1,197)
  State.....................................................     (196)       509       (271)
                                                              -------    -------    -------
  Total current due to (from) parent........................   (1,229)     2,854     (1,468)
                                                              -------    -------    -------
Deferred:
  Federal...................................................    2,560      2,390      2,722
  State.....................................................      300        449        370
                                                              -------    -------    -------
  Total deferred............................................    2,860      2,839      3,092
                                                              -------    -------    -------
  Total provision for income taxes..........................  $ 1,631    $ 5,693    $ 1,624
                                                              =======    =======    =======

    The deferred tax liabilities (assets) are comprised of the tax effect of the following at:

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            2001
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
Property and equipment......................................     $12,015         $15,158
                                                                 -------         -------
Accrued liabilities.........................................          --             534
                                                                 -------         -------
  Total deferred tax liability..............................      12,015          15,692
                                                                 -------         -------
Alternative minimum tax credit carry forward................          --             (52)
                                                                 -------         -------
  Total deferred tax asset..................................          --             (52)
                                                                 -------         -------
Net deferred tax liability..................................     $12,015         $15,640
                                                                 =======         =======

    The differences between the provision for income taxes at the statutory rate and the actual provision for income taxes are summarized as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Income tax at statutory rate................................   $1,463     $4,921     $1,432
State income taxes, net of federal benefit..................      168        772        192
                                                               ------     ------     ------
  Total provision for income taxes..........................   $1,631     $5,693     $1,624
                                                               ======     ======     ======

8. STOCK COMPENSATION PLANS

    The Midstream Business does not issue stock options. However, at December 31, 2001, MarkWest Hydrocarbon had a stock-based compensation plan, which is described below, in which the Midstream Business' employees may participate. The Midstream Business applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations in accounting for its employees who

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

8. STOCK COMPENSATION PLANS (CONTINUED)
participate in MarkWest Hydrocarbon's plan. Accordingly, no compensation cost has been recognized for the fixed stock option plan. Had compensation cost for the Midstream Business' employees who participated in MarkWest Hydrocarbon's stock-based compensation plan been determined based on the fair value at the grant dates under the plan consistent with the method prescribed by SFAS
No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Midstream Business' net income would have been reduced to the pro forma amounts listed below:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
Pro forma net income (in thousands).........................   $2,475     $8,563     $2,338

    Under the 1996 Stock Incentive Plan, MarkWest Hydrocarbon may grant options to its employees for up to 850,000 shares of common stock in the aggregate. Under this plan, the exercise price of each option equals the market price of MarkWest Hydrocarbon's stock on the date of the grant, and an option's maximum term is ten years. Options are granted periodically throughout the year and vest at the rate of 25% per year for options granted in 1999 and after and 20% per year for options granted prior to 1999.

    The fair value of each option is estimated on the date of grant using the Black-Scholes Option Pricing model with the following weighted-average assumptions: dividend yield of $0 per share for options granted in 1999, 2000 and 2001; expected volatility of 40% for the 1999 option grants, 43% for the 2000 option grants, and 52% for 2001 option grants; risk-free interest rate of 6.22% for 1999 option grants, 5.93% for 2000 option grants, and 4.84% for 2001 option grants; expected lives of 6 years for 1999, 2000 and 2001 option grants.

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

8. STOCK COMPENSATION PLANS (CONTINUED)

    A summary of the plan activity of the Midstream Business' employees who participated in MarkWest Hydrocarbon's fixed stock option plan as of December 31, 1999, 2000, and 2001, and changes during the years ended on those dates are presented below:

                                                     1999                   2000                   2001
                                             --------------------   --------------------   --------------------
                                                        WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                          AVG.                   AVG.                   AVG.
                                                        EXERCISE               EXERCISE               EXERCISE
                                              SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                             --------   ---------   --------   ---------   --------   ---------
FIXED OPTIONS
Outstanding at beginning of period.........  227,699     $  9.73    270,721     $  9.14    325,374     $  9.29
Granted....................................   58,499        7.01     54,653       10.08     19,778        7.84
Exercised..................................       --          --         --          --         --          --
Canceled...................................  (15,477)       9.82         --          --     (1,303)       8.34
                                             -------     -------    -------     -------    -------     -------
Outstanding at end of period...............  270,721     $  9.14    325,374     $  9.29    343,849     $  9.21
                                             =======     =======    =======     =======    =======     =======
Options exercisable at December 31, 1999,
  2000, and 2001, respectively.............  104,223                156,516                218,482
Weighted-average fair value of options
  granted during the year..................              $  3.44                $  4.94                $  3.84

    The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                                                     OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                            -------------------------------------   -----------------------
                                                           WEIGHTED-
                                                            AVERAGE     WEIGHTED-                 WEIGHTED-
                                              NUMBER       REMAINING     AVERAGE      NUMBER       AVERAGE
                                            OUTSTANDING   CONTRACTUAL   EXERCISE    EXERCISABLE   EXERCISE
RANGE OF EXERCISE PRICES                    AT 12/31/01      LIFE         PRICE     AT 12/31/01     PRICE
------------------------                    -----------   -----------   ---------   -----------   ---------
$ 5.38 to $ 7.65..........................     94,002           5.2      $  6.68       60,468      $  6.70
$ 7.86 to $10.00..........................     95,041           5.7         9.14       61,539         9.39
$10.50 to $10.50..........................     30,060           6.9        10.50       18,041        10.50
$10.75 to $10.75..........................     94,999           6.0        10.75       71,228        10.75
$11.25 to $11.38..........................     29,747           8.9        11.25        7,206        11.25
                                              -------       -------      -------      -------      -------
$ 5.38 to $11.38..........................    343,849           6.0      $  9.21      218,482      $  9.24
                                              =======       =======      =======      =======      =======

9.  COMMITMENTS AND CONTINGENCIES

    LEGAL

    In February 2001 three complaints were filed against MarkWest Hydrocarbon in the Circuit Court of Wayne County, West Virginia, by Columbia Gas Transmission Corporation and Columbia Natural Resources, Inc.; Equitable Production Company and Equitable Energy LLC; and Cobra Petroleum Company et al. These complaints each alleged breach of contract and sought various forms of relief, including injunctive relief, and damages relating to MarkWest Hydrocarbon's obligations under its "keep-whole" processing contracts. The suits filed by the Columbia and Equitable entities have been definitively settled and dismissed. MarkWest Hydrocarbon has reached a settlement agreement in

                    MARKWEST HYDROCARBON MIDSTREAM BUSINESS

9. COMMITMENTS AND CONTINGENCIES (CONTINUED) principle with the remaining parties and final documentation related to their settlement is being completed.


    On October 2, 2001, Ross Brothers Construction Company filed a complaint against MarkWest Hydrocarbon in the Greenup Circuit Court in Kentucky. The complaint seeks recovery of damages for work performed and materials furnished in connection with a contract for construction of additions and improvements to the Siloam plant. The labor and material at issue were provided outside of the scope of the original contract. MarkWest Hydrocarbon removed that action to the United States District Court for the Eastern District of Kentucky, Ashland Division. MarkWest Hydrocarbon believes that an accord and satisfaction was reached under applicable Kentucky law in July, 2000 by reason of the negotiation by Ross Brothers of a check tendered by MarkWest Hydrocarbon in full and final satisfaction of any additional payments claimed to have been due. MarkWest Hydrocarbon has filed a motion for summary judgment on that ground, which motion is presently pending.


    LEASE OBLIGATIONS

    The Midstream Business has various non-cancelable operating lease agreements for equipment expiring at various times through fiscal 2015. Annual rent expense under these operating leases was $561,000, $623,000 and $632,000 for the years ended December 31, 1999, 2000, and 2001, respectively. The Midstream Business' minimum future lease payments under these operating leases as of December 31, 2001, are as follows (in thousands):

2002........................................................  $  739
2003........................................................     739
2004........................................................     739
2005........................................................     739
2006........................................................     516
2007 and thereafter.........................................     503
                                                              ------
Total.......................................................  $3,975
                                                              ======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of MarkWest Energy GP, L.L.C.:

    In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of MarkWest Energy GP, L.L.C. at January 24, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
January 28, 2002

                           MARKWEST ENERGY GP, L.L.C.
                                 BALANCE SHEET
                                JANUARY 24, 2002

                               ASSETS

Non-current assets:
  Investment in MarkWest Energy Partners, L.P...............  $   20
                                                              ------
    Total assets............................................  $   20
                                                              ======

                      LIABILITIES AND CAPITAL

Subscription payable to MarkWest Energy Partners, L.P.......  $   20
Capital:
  Owner's equity............................................   1,000
  Subscription receivable...................................  (1,000)
                                                              ------
    Total capital...........................................      --
                                                              ------
    Total liabilities and capital...........................  $   20
                                                              ======

        The accompanying note is an integral part of this balance sheet.

                           MARKWEST ENERGY GP, L.L.C.
                             NOTE TO BALANCE SHEET
                                JANUARY 24, 2002

1.  NATURE OF OPERATIONS

    MarkWest Energy GP, L.L.C. (the "General Partner"), is a Delaware limited liability company formed on January 24, 2002, to become the general partner of MarkWest Energy Partners, L.P. ("MarkWest Energy"). The General Partner is an indirect wholly owned subsidiary of MarkWest Hydrocarbon, Inc. The General Partner owns a 2% general partner interest in MarkWest Energy through a subscription payable.

    The General Partner has a subscription receivable of $1,000 from MarkWest Hydrocarbon, Inc.

                                                                      APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                         MARKWEST ENERGY PARTNERS, L.P.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                    ARTICLE I
                                   DEFINITIONS
Section 1.1    Definitions.................................................   A-1
Section 1.2    Construction................................................  A-16

                                   ARTICLE II
                                  ORGANIZATION

Section 2.1    Formation...................................................  A-16
Section 2.2    Name........................................................  A-16
Section 2.3    Registered Office; Registered Agent; Principal Office; Other
                 Offices...................................................  A-17
Section 2.4    Purpose and Business........................................  A-17
Section 2.5    Powers......................................................  A-17
Section 2.6    Power of Attorney...........................................  A-17
Section 2.7    Term........................................................  A-18
Section 2.8    Title to Partnership Assets.................................  A-19

                                   ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.....................................  A-19
Section 3.2    Management of Business......................................  A-19
Section 3.3    Outside Activities of the Limited Partners..................  A-19
Section 3.4    Rights of Limited Partners..................................  A-20

                                   ARTICLE IV
 CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                              PARTNERSHIP INTERESTS

Section 4.1    Certificates................................................  A-20
Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates...........  A-21
Section 4.3    Record Holders..............................................  A-21
Section 4.4    Transfer Generally..........................................  A-22
Section 4.5    Registration and Transfer of Limited Partner Interests......  A-22
Section 4.6    Transfer of the General Partner's General Partner
                 Interest..................................................  A-23
Section 4.7    Transfer of Incentive Distribution Rights...................  A-23
Section 4.8    Restrictions on Transfers...................................  A-24
Section 4.9    Citizenship Certificates; Non-citizen Assignees.............  A-24
Section 4.10   Redemption of Partnership Interests of Non-citizen
                 Assignees.................................................  A-25

                                    ARTICLE V
           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions................................  A-26
Section 5.2    Contributions by the General Partner and its Affiliates.....  A-26
Section 5.3    Contributions by Initial Limited Partners and Distributions
                 to the General Partner and its Affiliates.................  A-26
Section 5.4    Interest and Withdrawal.....................................  A-27
Section 5.5    Capital Accounts............................................  A-27
Section 5.6    Issuances of Additional Partnership Securities..............  A-30
Section 5.7    Limitations on Issuance of Additional Partnership
                 Securities................................................  A-30

                                  Appendix A-i

Section 5.8    Conversion of Subordinated Units............................  A-32
Section 5.9    Limited Preemptive Right....................................  A-35
Section 5.10   Splits and Combinations.....................................  A-35
Section 5.11   Fully Paid and Non-Assessable Nature of Limited Partner
                 Interests.................................................  A-36

                                   ARTICLE VI
                          ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes....................  A-36
Section 6.2    Allocations for Tax Purposes................................  A-42
Section 6.3    Requirement and Characterization of Distributions;
                 Distributions to Record Holders...........................  A-43
Section 6.4    Distributions of Available Cash from Operating Surplus......  A-44
Section 6.5    Distributions of Available Cash from Capital Surplus........  A-45
Section 6.6    Adjustment of Minimum Quarterly Distribution and Target
                 Distribution Levels.......................................  A-46
Section 6.7    Special Provisions Relating to the Holders of Subordinated
                 Units.....................................................  A-46
Section 6.8    Special Provisions Relating to the Holders of Incentive
                 Distribution Rights.......................................  A-46
Section 6.9    Entity-Level Taxation.......................................  A-47

                                   ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management..................................................  A-47
Section 7.2    Certificate of Limited Partnership..........................  A-49
Section 7.3    Restrictions on the General Partner's Authority.............  A-49
Section 7.4    Reimbursement of the General Partner........................  A-50
Section 7.5    Outside Activities..........................................  A-50
Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
                 Restrictions on the General Partner.......................  A-51
Section 7.7    Indemnification.............................................  A-53
Section 7.8    Liability of Indemnitees....................................  A-54
Section 7.9    Resolution of Conflicts of Interest.........................  A-54
Section 7.10   Other Matters Concerning the General Partner................  A-56
Section 7.11   Purchase or Sale of Partnership Securities..................  A-56
Section 7.12   Registration Rights of the General Partner and its
                 Affiliates................................................  A-56
Section 7.13   Reliance by Third Parties...................................  A-58

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting......................................  A-59
Section 8.2    Fiscal Year.................................................  A-59
Section 8.3    Reports.....................................................  A-59

                                   ARTICLE IX
                                   TAX MATTERS

Section 9.1    Tax Returns and Information.................................  A-59
Section 9.2    Tax Elections...............................................  A-59
Section 9.3    Tax Controversies...........................................  A-60
Section 9.4    Withholding.................................................  A-60

                                 Appendix A-ii

                                    ARTICLE X
                              ADMISSION OF PARTNERS

Section 10.1   Admission of Initial Limited Partners.......................  A-60
Section 10.2   Admission of Substituted Limited Partner....................  A-60
Section 10.3   Admission of Successor General Partner......................  A-61
Section 10.4   Admission of Additional Limited Partners....................  A-61
Section 10.5   Amendment of Agreement and Certificate of Limited
                 Partnership...............................................  A-61

                                   ARTICLE XI
                        WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1   Withdrawal of the General Partner...........................  A-62
Section 11.2   Removal of the General Partner..............................  A-63
Section 11.3   Interest of Departing Partner and Successor General
                 Partner...................................................  A-63
Section 11.4   Termination of Subordination Period, Conversion of
                 Subordinated Units and Extinguishment of Cumulative Common
                 Unit Arrearages...........................................  A-64
Section 11.5   Withdrawal of Limited Partners..............................  A-65

                                   ARTICLE XII
                           DISSOLUTION AND LIQUIDATION

Section 12.1   Dissolution.................................................  A-65
Section 12.2   Continuation of the Business of the Partnership After
                 Dissolution...............................................  A-65
Section 12.3   Liquidator..................................................  A-66
Section 12.4   Liquidation.................................................  A-66
Section 12.5   Cancellation of Certificate of Limited Partnership..........  A-67
Section 12.6   Return of Contributions.....................................  A-67
Section 12.7   Waiver of Partition.........................................  A-67
Section 12.8   Capital Account Restoration.................................  A-67

                                  ARTICLE XIII
            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1   Amendment to be Adopted Solely by the General Partner.......  A-67
Section 13.2   Amendment Procedures........................................  A-68
Section 13.3   Amendment Requirements......................................  A-69
Section 13.4   Special Meetings............................................  A-69
Section 13.5   Notice of a Meeting.........................................  A-70
Section 13.6   Record Date.................................................  A-70
Section 13.7   Adjournment.................................................  A-70
Section 13.8   Waiver of Notice; Approval of Meeting; Approval of
                 Minutes...................................................  A-70
Section 13.9   Quorum......................................................  A-70
Section 13.10  Conduct of a Meeting........................................  A-71
Section 13.11  Action Without a Meeting....................................  A-71
Section 13.12  Voting and Other Rights.....................................  A-72

                                   ARTICLE XIV
                                     MERGER

Section 14.1   Authority...................................................  A-72
Section 14.2   Procedure for Merger or Consolidation.......................  A-72
Section 14.3   Approval by Limited Partners of Merger or Consolidation.....  A-73

                                 Appendix A-iii

Section 14.4   Certificate of Merger.......................................  A-74
Section 14.5   Effect of Merger............................................  A-74

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1   Right to Acquire Limited Partner Interests..................  A-74

                                   ARTICLE XVI
                               GENERAL PROVISIONS

Section 16.1   Addresses and Notices.......................................  A-76
Section 16.2   Further Action..............................................  A-76
Section 16.3   Binding Effect..............................................  A-76
Section 16.4   Integration.................................................  A-76
Section 16.5   Creditors...................................................  A-76
Section 16.6   Waiver......................................................  A-77
Section 16.7   Counterparts................................................  A-77
Section 16.8   Applicable Law..............................................  A-77
Section 16.9   Invalidity of Provisions....................................  A-77
Section 16.10  Consent of Partners.........................................  A-77

                                 Appendix A-iv

                   AMENDED AND RESTATED AGREEMENT OF LIMITED
                 PARTNERSHIP OF MARKWEST ENERGY PARTNERS, L.P.

    THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MARKWEST
ENERGY PARTNERS, L.P. dated as of             , 2002, is entered into by and
among MarkWest Energy GP, L.L.C., a Delaware limited liability company, as the General Partner, MarkWest Michigan, Inc., a Delaware corporation, and MarkWest Hydrocarbon, Inc., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

Section 1.1  DEFINITIONS.

    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

    "ACQUISITION" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

    "ADDITIONAL BOOK BASIS" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

        (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

        (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

    "ADDITIONAL BOOK BASIS DERIVATIVE ITEMS" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

                                  Appendix A-1

    "ADDITIONAL LIMITED PARTNER" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

    "ADJUSTED CAPITAL ACCOUNT" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to
Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation
Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

    "ADJUSTED OPERATING SURPLUS" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and
(b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

    "ADJUSTED PROPERTY" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

    "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

    "AGGREGATE REMAINING NET POSITIVE ADJUSTMENTS" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

    "AGREED ALLOCATION" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

    "AGREED VALUE" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties

                                  Appendix A-2
contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

    "AGREEMENT" means this Amended and Restated Agreement of Limited Partnership of MarkWest Energy Partners, L.P., as it may be amended, supplemented or restated from time to time.

    "ASSIGNEE" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

    "ASSOCIATE" means, when used to indicate a relationship with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

    "AVAILABLE CASH" means, with respect to any Quarter ending prior to the Liquidation Date:

        (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

        (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

    Notwithstanding the foregoing, "AVAILABLE CASH" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

    "BOOK BASIS DERIVATIVE ITEMS" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

    "BOOK-DOWN EVENT" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "BOOK-TAX DISPARITY" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property

                                  Appendix A-3
and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

    "BOOK-UP EVENT" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "BUSINESS DAY" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Colorado shall not be regarded as a Business Day.

    "CAPITAL ACCOUNT" means the capital account maintained for a Partner pursuant to Section 5.5. The "CAPITAL ACCOUNT" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

    "CAPITAL CONTRIBUTION" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement.

    "CAPITAL IMPROVEMENT" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, natural gas processing plants and natural gas liquids pipelines, fractionation plants and storage and distribution facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

    "CAPITAL SURPLUS" has the meaning assigned to such term in Section 6.3(a).

    "CARRYING VALUE" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and
(b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

    "CAUSE" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

    "CERTIFICATE" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

                                  Appendix A-4

    "CERTIFICATE OF LIMITED PARTNERSHIP" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

    "CITIZENSHIP CERTIFICATION" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

    "CLAIM" has the meaning assigned to such term in Section 7.12(c).

    "CLOSING DATE" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

    "CLOSING PRICE" has the meaning assigned to such term in Section 15.1(a).

    "CODE" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

    "COMBINED INTEREST" has the meaning assigned to such term in
Section 11.3(a).

    "COMMISSION" means the United States Securities and Exchange Commission.

    "COMMON UNIT" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

    "COMMON UNIT ARREARAGE" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to
Section 6.4(a)(i).

    "CONFLICTS COMMITTEE" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not
(a) security holders, officers or employees of the General Partner,
(b) officers, directors or employees of any Affiliate of the General Partner or
(c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading.

    "CONTRIBUTED PROPERTY" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

    "CONTRIBUTION AGREEMENT" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, MarkWest Hydrocarbon, Inc. and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

    "CUMULATIVE COMMON UNIT ARREARAGE" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of
(a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5

                                  Appendix A-5
with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

    "CURATIVE ALLOCATION" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

    "CURRENT MARKET PRICE" has the meaning assigned to such term in
Section 15.1(a).

    "DELAWARE ACT" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

    "DEPARTING PARTNER" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

    "DEPOSITARY" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

    "ECONOMIC RISK OF LOSS" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

    "ELIGIBLE CITIZEN" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

    "EVENT OF WITHDRAWAL" has the meaning assigned to such term in
Section 11.1(a).

    "FINAL SUBORDINATED UNITS" has the meaning assigned to such term in
Section 6.1(d)(x).

    "FIRST LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

    "FIRST TARGET DISTRIBUTION" means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
91), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "FULLY DILUTED BASIS" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

                                  Appendix A-6

    "GENERAL PARTNER" means MarkWest Energy GP, L.L.C. and its successors and permitted assigns as general partner of the Partnership.

    "GENERAL PARTNER INTEREST" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

    "GROUP" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

    "GROUP MEMBER" means a member of the Partnership Group.

    "HOLDER" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).


    "INCENTIVE DISTRIBUTION RIGHT" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its membership interests in the MarkWest Energy Appalachia, L.L.C. to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.


    "INCENTIVE DISTRIBUTIONS" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

    "INDEMNIFIED PERSONS" has the meaning assigned to such term in
Section 7.12(c).

    "INDEMNITEE" means (a) the General Partner, (b) any Departing Partner,
(c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

    "INITIAL COMMON UNITS" means the Common Units sold in the Initial Offering.

    "INITIAL LIMITED PARTNERS" means MarkWest Energy GP, L.L.C., MarkWest Michigan, Inc. and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

    "INITIAL OFFERING" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

    "INITIAL UNIT PRICE" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of

                                  Appendix A-7

Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

    "INTERIM CAPITAL TRANSACTIONS" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than
(i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

    "ISSUE PRICE" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

    "LIMITED PARTNER" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "LIMITED PARTNER INTEREST" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "LIQUIDATION DATE" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

    "LIQUIDATOR" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

    "MERGER AGREEMENT" has the meaning assigned to such term in Section 14.1.

    "MINIMUM QUARTERLY DISTRIBUTION" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
91), subject to adjustment in accordance with Sections 6.6 and 6.9.

                                  Appendix A-8

    "NATIONAL SECURITIES EXCHANGE" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

    "NET AGREED VALUE" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

    "NET INCOME" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

    "NET LOSS" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

    "NET POSITIVE ADJUSTMENTS" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

    "NET TERMINATION GAIN" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "NET TERMINATION LOSS" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "NON-CITIZEN ASSIGNEE" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

    "NONRECOURSE BUILT-IN GAIN" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

                                  Appendix A-9

    "NONRECOURSE DEDUCTIONS" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

    "NONRECOURSE LIABILITY" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

    "NOTICE OF ELECTION TO PURCHASE" has the meaning assigned to such term in
Section 15.1(b).

    "OMNIBUS AGREEMENT" means that Omnibus Agreement, dated as of the Closing Date, among MarkWest Hydrocarbon, Inc., the General Partner, the Partnership and the Operating Company.

    "OPERATING COMPANY" means MarkWest Energy Operating Company, L.L.C., a Delaware limited liability company, and any successors thereto.

    "OPERATING COMPANY AGREEMENT" means the Amended and Restated Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

    "OPERATING EXPENDITURES" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

        (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

        (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or
    (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

    "OPERATING SURPLUS" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

        (a) the sum of (i) $6.3 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

        (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

    Notwithstanding the foregoing, "OPERATING SURPLUS" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                                 Appendix A-10

    "OPINION OF COUNSEL" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

    "OPTION CLOSING DATE" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

    "ORGANIZATIONAL LIMITED PARTNER" means MarkWest Hydrocarbon, Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

    "OUTSTANDING" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

    "OVER-ALLOTMENT OPTION" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

    "PARITY UNITS" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of
Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such
(i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

    "PARTNER NONRECOURSE DEBT" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

    "PARTNER NONRECOURSE DEBT MINIMUM GAIN" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

    "PARTNER NONRECOURSE DEDUCTIONS" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

    "PARTNERS" means the General Partner and the Limited Partners.

                                 Appendix A-11

    "PARTNERSHIP" means MarkWest Energy Partners, L.P., a Delaware limited partnership, and any successors thereto.

    "PARTNERSHIP GROUP" means the Partnership, the Operating Company and any Subsidiary of any such entity, treated as a single consolidated entity.

    "PARTNERSHIP INTEREST" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

    "PARTNERSHIP MINIMUM GAIN" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

    "PARTNERSHIP SECURITY" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

    "PERCENTAGE INTEREST" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing
(A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with
Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

    "PERSON" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

    "PER UNIT CAPITAL AMOUNT" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

    "PRO RATA" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

    "PURCHASE DATE" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

    "QUARTER" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

    "RECAPTURE INCOME" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

    "RECORD DATE" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to

                                 Appendix A-12
exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

    "RECORD HOLDER" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

    "REDEEMABLE INTERESTS" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.


    "REGISTRATION STATEMENT" means the Registration Statement on Form S-1 (Registration No. 333-81780) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.


    "REMAINING NET POSITIVE ADJUSTMENTS" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

    "REQUIRED ALLOCATIONS" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

    "RESIDUAL GAIN" OR "RESIDUAL LOSS" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

    "RESTRICTED BUSINESS" has the meaning assigned to such term in the Omnibus Agreement.

    "SECOND LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

    "SECOND TARGET DISTRIBUTION" means $0.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

    "SHARE OF ADDITIONAL BOOK BASIS DERIVATIVE ITEMS" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of

                                 Appendix A-13
the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

    "SPECIAL APPROVAL" means approval by a majority of the members of the Conflicts Committee.

    "SUBORDINATED UNIT" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

    "SUBORDINATION PERIOD" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

        (a) the first day of any Quarter beginning after March 31, 2009 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

        (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

    "SUBSIDIARY" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of

                                 Appendix A-14
determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

    "SUBSTITUTED LIMITED PARTNER" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

    "SURVIVING BUSINESS ENTITY" has the meaning assigned to such term in
Section 14.2(b).

    "THIRD LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

    "THIRD TARGET DISTRIBUTION" means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "TRADING DAY" has the meaning assigned to such term in Section 15.1(a).

    "TRANSFER" has the meaning assigned to such term in Section 4.4(a).

    "TRANSFER AGENT" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

    "TRANSFER APPLICATION" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

    "UNDERWRITER" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

    "UNDERWRITING AGREEMENT" means the Underwriting Agreement dated
            , 2002 among the Underwriters, the Partnership, the General Partner, the Operating Company and MarkWest Hydrocarbon, Inc., providing for the purchase of Common Units by such Underwriters.

    "UNIT" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

    "UNITHOLDERS" means the holders of Units.

    "UNIT MAJORITY" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

    "UNPAID MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

    "UNREALIZED GAIN" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

    "UNREALIZED LOSS" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

                                 Appendix A-15

    "UNRECOVERED CAPITAL" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

    "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

    "WITHDRAWAL OPINION OF COUNSEL" has the meaning assigned to such term in
Section 11.1(b).

    "WORKING CAPITAL BORROWINGS" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing
Date) for an economically meaningful period of time.

Section 1.2  CONSTRUCTION.

    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II
                                  ORGANIZATION

Section 2.1  FORMATION.

    The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of MarkWest Energy Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2  NAME.

    The name of the Partnership shall be "MarkWest Energy Partners, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

                                 Appendix A-16

Section 2.3  REGISTERED OFFICE; REGISTERED AGENT; PRINCIPAL OFFICE; OTHER
OFFICES

    Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 155 Inverness Drive West, Suite 200, Englewood, Colorado 80112 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 155 Inverness Drive West, Suite 200, Englewood, Colorado 80112 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  PURPOSE AND BUSINESS.

    The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a member of the Operating Company and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a member of the Operating Company pursuant to the Operating Company Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Company is permitted to engage in by the Operating Company Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income,
(ii) enhances the operations of an activity of the Operating Company or
(iii) does not affect the Partnership's treatment as a partnership for Federal income tax purposes, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5  POWERS.

    The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  POWER OF ATTORNEY.

    (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to
Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

        (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate

                                 Appendix A-17
    of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property;
    (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and
    (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

        (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this
    Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

    (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7  TERM.

    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the

                                 Appendix A-18

Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8  TITLE TO PARTNERSHIP ASSETS.

    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

Section 3.1  LIMITATION OF LIABILITY.

    The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  MANAGEMENT OF BUSINESS.

    No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3  OUTSIDE ACTIVITIES OF THE LIMITED PARTNERS.

    Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

                                 Appendix A-19

Section 3.4  RIGHTS OF LIMITED PARTNERS.

    (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

        (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

        (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

       (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

        (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

        (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

        (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

    (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable,
(i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                   ARTICLE IV
 CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS

Section 4.1  CERTIFICATES.

    Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying

                                 Appendix A-20
that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2  MUTILATED, DESTROYED, LOST OR STOLEN CERTIFICATES.

    (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

    (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

        (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

        (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

       (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

        (iv) satisfies any other reasonable requirements imposed by the Partnership.

    If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

    (c) As a condition to the issuance of any new Certificate under this
Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  RECORD HOLDERS.

    The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case

                                 Appendix A-21
may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4  TRANSFER GENERALLY.

    (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

    (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

    (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the membership interests of the General Partner.

Section 4.5  REGISTRATION AND TRANSFER OF LIMITED PARTNER INTERESTS.

    (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

    (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this
Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

    (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

    (d) Until admitted as a Substituted Limited Partner pursuant to
Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

                                 Appendix A-22

    (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

    (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6  TRANSFER OF THE GENERAL PARTNER'S GENERAL PARTNER INTEREST.

    (a) Subject to Section 4.6(c) below, prior to March 31, 2012, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or
(ii) is of all, but not less than all, of its General Partner Interest to
(A) an Affiliate of the General Partner (other than an individual) or
(B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

    (b) Subject to Section 4.6(c) below, on or after March 31, 2012, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

    (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any member of the Operating Company or cause the Partnership or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  TRANSFER OF INCENTIVE DISTRIBUTION RIGHTS.

    Prior to March 31, 2012, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or
(iii) the sale of all or substantially all its equity interests to such other Person. Any other transfer of the Incentive Distribution Rights prior to March 31, 2012, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after March 31, 2012, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive

                                 Appendix A-23

Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8  RESTRICTIONS ON TRANSFERS.

    (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Company under the laws of the jurisdiction of its formation, or
(iii) cause the Partnership or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

    (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Company becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

    (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

    (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9  CITIZENSHIP CERTIFICATES; NON-CITIZEN ASSIGNEES.

    (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

    (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of

                                 Appendix A-24

Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

    (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

    (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to
Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

Section 4.10  REDEMPTION OF PARTNERSHIP INTERESTS OF NON-CITIZEN ASSIGNEES.

    (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

        (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

        (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

       (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

        (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

                                 Appendix A-25

    (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

    (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V
          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  ORGANIZATIONAL CONTRIBUTIONS.

    In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a certain interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of [each] Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2  CONTRIBUTIONS BY THE GENERAL PARTNER AND ITS AFFILIATES.

    (a) On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in MarkWest Energy Appalachia, L.L.C. in exchange for (A) the 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the
Incentive Distribution Rights, (C)       Subordinated Units and (D) a special
interest representing a right to receive $25.5 million from the Partnership on the Closing Date and (ii) MarkWest Michigan, Inc. shall contribute to the Partnership, as a Capital Contribution, all of its interest in Basin
Pipeline L.L.C. and West Shore Processing Company L.L.C. in exchange for
(A)       Subordinated Units and (B) the assumption by the Partnership of all
liability for $   million in debt.

    (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 CONTRIBUTIONS BY INITIAL LIMITED PARTNERS AND DISTRIBUTIONS TO THE GENERAL PARTNER AND ITS AFFILIATES.

    (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit,

                                 Appendix A-26
multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

    (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to redeem from the General Partner or its Affiliates that number of Common Units held by the General Partner or its Affiliates equal to the number of Common Units (rounded down to the nearest whole number) issued to the Underwriters as provided in this
Section 5.3(b).

    (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 2,000,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 300,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 3,000,000 Subordinated Units issuable to MarkWest Michigan, Inc. and the General Partner pursuant to
Section 5.2 hereof, and (iv) the Incentive Distribution Rights.

Section 5.4  INTEREST AND WITHDRAWAL.

    No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

Section 5.5  CAPITAL ACCOUNTS.

    (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and
(ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with
Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

                                 Appendix A-27

    (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

        (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Company Agreement) of all property owned by the Operating Company or any other Subsidiary that is classified as a partnership for federal income tax purposes.

        (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

       (iii) Except as otherwise provided in Treasury
    Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

        (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

        (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to
    Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

                                 Appendix A-28

        (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
    Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to
    Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

    (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

        (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to
    Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph
    5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will
    (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

    (d)  (i) In accordance with Treasury Regulation
Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

        (ii) In accordance with Treasury Regulation
    Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same

                                 Appendix A-29
    manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

Section 5.6  ISSUANCES OF ADDITIONAL PARTNERSHIP SECURITIES.

    (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

    (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

    (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this
Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7  LIMITATIONS ON ISSUANCE OF ADDITIONAL PARTNERSHIP SECURITIES.

    The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

    (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) an aggregate of more than 1,000,000 (plus an amount, if any, equal to one half of the number of Units issued pursuant to the Over-Allotment Option, if and to the extent exercised) additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity

                                 Appendix A-30

Units issued (A) in connection with the exercise of the Over-Allotment Option,
(B) in accordance with Sections 5.7(b), 5.7(c) and 5.7(d), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to
Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

    (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

        (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

        (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

    (c) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the

                                 Appendix A-31

Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

    (d) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

    (e) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto)
(i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

    (f) No fractional Units shall be issued by the Partnership.

Section 5.8  CONVERSION OF SUBORDINATED UNITS.

    (a) A total of 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2005, in respect of which:

        (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

        (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the

                                 Appendix A-32
    sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

       (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

    (b) An additional 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2006, in respect of which

        (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

        (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

       (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

    (c) An additional 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2007, in respect of which

        (iv) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

        (v) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

        (vi) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(c) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(b).

                                 Appendix A-33

    (d) An additional 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2008, in respect of which

       (vii) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

      (viii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

        (ix) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(d) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(c).

    (e) An additional 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2005, in respect of which

        (x) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of $2.50 on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

        (xi) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of $2.50 on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

       (xii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

    (f) An additional 600,000 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2005 in respect of which

      (xiii) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of $3.00 on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

                                 Appendix A-34

       (xiv) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of $3.00 on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

       (xv) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

    (g) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Sections 5.8(a)-(f) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

    (h) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a)-(f) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to
Section 6.3(a) in respect of the final Quarter of the Subordination Period.

    (i) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

    (j) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9  LIMITED PREEMPTIVE RIGHT.

    Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10  SPLITS AND COMBINATIONS.

    (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

    (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of

                                 Appendix A-35

Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

    (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

    (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(f) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11  FULLY PAID AND NON-ASSESSABLE NATURE OF LIMITED PARTNER
INTERESTS.

    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  ALLOCATIONS FOR CAPITAL ACCOUNT PURPOSES.

    For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

    (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

        (i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
    Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this
    Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

        (ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
    Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this
    Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

       (iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

                                 Appendix A-36

    (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

        (i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this
    Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this
    Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

        (ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this
    Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

       (iii) Third, the balance, if any, 100% to the General Partner.

    (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this
Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

        (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

           (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

           (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

           (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the

                                 Appendix A-37

       Liquidation Date occurs, reduced by any distribution pursuant to
       Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

           (D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus
       (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus
       (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

           (E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

           (F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

           (G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

        (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

           (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

           (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

           (C) Third, the balance, if any, 100% to the General Partner.

    (d) SPECIAL ALLOCATIONS. Notwithstanding any other provision of this
Section 6.1, the following special allocations shall be made for such taxable period:

        (i) PARTNERSHIP MINIMUM GAIN CHARGEBACK. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes

                                 Appendix A-38
    of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This
    Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

        (ii) CHARGEBACK OF PARTNER NONRECOURSE DEBT MINIMUM GAIN. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation
    Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
    Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this
    Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation
    Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

       (iii) PRIORITY ALLOCATIONS.

           (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/98th of the sum of the amounts allocated in clause (1) above.

           (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

        (iv) QUALIFIED INCOME OFFSET. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or
    1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

                                 Appendix A-39

        (v) GROSS INCOME ALLOCATIONS. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this
    Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

        (vi) NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

       (vii) PARTNER NONRECOURSE DEDUCTIONS. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

      (viii) NONRECOURSE LIABILITIES. For purposes of Treasury Regulation
    Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

        (ix) CODE SECTION 754 ADJUSTMENTS. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation
    Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

        (x) ECONOMIC UNIFORMITY. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method

                                 Appendix A-40
    for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

        (xi) CURATIVE ALLOCATION.

           (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
       (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and
       (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and
       (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

           (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of
       Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to
       Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

       (xii) CORRECTIVE ALLOCATIONS. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

           (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this
       Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

                                 Appendix A-41

           (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

           (C) In making the allocations required under this
       Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2  ALLOCATIONS FOR TAX PURPOSES.

    (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

    (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

        (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
    Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

        (ii) (A) In the case of an Adjusted Property, such items shall
    (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and
    (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to
    Section 6.1.

       (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

    (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this
Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

                                 Appendix A-42

    (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

    (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

    (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

    (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by
Section 706 of the Code and the regulations or rulings promulgated thereunder.

    (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3 REQUIREMENT AND CHARACTERIZATION OF DISTRIBUTIONS; DISTRIBUTIONS TO RECORD HOLDERS.

    (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2002, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the

                                 Appendix A-43

Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

    (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

    (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

    (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS.

    (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

        (i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

        (ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

       (iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

        (iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

        (v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

        (vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of

                                 Appendix A-44
    each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

       (vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

PROVIDED, HOWEVER, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with
Section 6.4(a)(vii).

    (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

        (i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

        (ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

       (iii) Third, 85% to all Unitholders, Pro Rata, and 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

        (iv) Fourth, 75% to all Unitholders, Pro Rata, and 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

        (v) Thereafter, 50% to all Unitholders, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

PROVIDED, HOWEVER, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with
Section 6.4(b)(v).

Section 6.5  DISTRIBUTIONS OF AVAILABLE CASH FROM CAPITAL SURPLUS.

    Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

                                 Appendix A-45

Section 6.6 ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS.

    (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

    (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7  SPECIAL PROVISIONS RELATING TO THE HOLDERS OF SUBORDINATED UNITS.

    (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

    (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this
Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8 SPECIAL PROVISIONS RELATING TO THE HOLDERS OF INCENTIVE DISTRIBUTION RIGHTS.

    Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

                                 Appendix A-46

Section 6.9  ENTITY-LEVEL TAXATION.

    If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by
(b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  MANAGEMENT.

    (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in
Section 2.4, including the following:

        (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

        (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

       (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

        (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other

                                 Appendix A-47

    Persons (including the Operating Company); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

        (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

        (vi) the distribution of Partnership cash;

       (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

      (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

        (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Company from time to time) subject to the restrictions set forth in Section 2.4;

        (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

        (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

       (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

      (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

       (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Company or any other subsidiary of the Partnership as a member or partner.

    (b) Notwithstanding any other provision of this Agreement, the Operating Company Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Company Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or

                                 Appendix A-48
performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2  CERTIFICATE OF LIMITED PARTNERSHIP.

    The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  RESTRICTIONS ON THE GENERAL PARTNER'S AUTHORITY.

    (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner;
(iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

    (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Company without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Company and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Company pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Company Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

                                 Appendix A-49

Section 7.4  REIMBURSEMENT OF THE GENERAL PARTNER.

    (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

    (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

    (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with
Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to
Section 4.6.

Section 7.5  OUTSIDE ACTIVITIES.

    (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

                                 Appendix A-50

    (b) MarkWest Hydrocarbon, Inc. and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of MarkWest Hydrocarbon, Inc. and its Affiliates to engage in Restricted Businesses.

    (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Company Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

    (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners,
(ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

    (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

    (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

    (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this
Section 7.5.

Section 7.6 LOANS FROM THE GENERAL PARTNER; LOANS OR CONTRIBUTIONS FROM THE PARTNERSHIP; CONTRACTS WITH AFFILIATES; CERTAIN RESTRICTIONS ON THE GENERAL PARTNER.

    (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No

                                 Appendix A-51

Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

    (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

    (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

    (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

    (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval,
(iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

    (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

    (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

                                 Appendix A-52

Section 7.7  INDEMNIFICATION.

    (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

    (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to
Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

    (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

    (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

    (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

                                 Appendix A-53

    (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

    (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

    (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

    (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  LIABILITY OF INDEMNITEES.

    (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

    (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

    (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

    (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  RESOLUTION OF CONFLICTS OF INTEREST.

    (a) Unless otherwise expressly provided in this Agreement or the Operating Company Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Company, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Company Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or

                                 Appendix A-54
course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;
(B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

    (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Company, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Company Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

                                 Appendix A-55

    (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

    (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this
Section 7.9.

Section 7.10  OTHER MATTERS CONCERNING THE GENERAL PARTNER.

    (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

    (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

    (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

    (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11  PURCHASE OR SALE OF PARTNERSHIP SECURITIES.

    The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12  REGISTRATION RIGHTS OF THE GENERAL PARTNER AND ITS AFFILIATES.

    (a) If (i) the General Partner or any Affiliate of the General Partner or of MarkWest Hydrocarbon, Inc. (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner or MarkWest Hydrocarbon Inc. at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner or MarkWest Hydrocarbon, Inc.) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its or MarkWest Hydrocarbon's Affiliates, the Partnership shall file

                                 Appendix A-56
with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this
Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

    (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this
Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in
Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

    (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under
Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under

                                 Appendix A-57
the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

    (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's or MarkWest Hydrocarbon, Inc.'s Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

    (e) Any request to register Partnership Securities pursuant to this
Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and
(iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13  RELIANCE BY THIRD PARTIES.

    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                 Appendix A-58

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  RECORDS AND ACCOUNTING.

    The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  FISCAL YEAR.

    The fiscal year of the Partnership shall be a fiscal year ending
December 31.

Section 8.3  REPORTS.

    (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

    (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX
                                  TAX MATTERS

Section 9.1  TAX RETURNS AND INFORMATION.

    The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  TAX ELECTIONS.

    (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such

                                 Appendix A-59
election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under
Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

    (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

    (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  TAX CONTROVERSIES.

    Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  WITHHOLDING.

    Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Company to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X
                             ADMISSION OF PARTNERS

Section 10.1  ADMISSION OF INITIAL LIMITED PARTNERS.

    Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, MarkWest Michigan, Inc. and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2  ADMISSION OF SUBSTITUTED LIMITED PARTNER.

    By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to

                                 Appendix A-60
request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3  ADMISSION OF SUCCESSOR GENERAL PARTNER.

    A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to
Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of
Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4  ADMISSION OF ADDITIONAL LIMITED PARTNERS.

    (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

        (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

        (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

    (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5  AMENDMENT OF AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP.

    To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.

                                 Appendix A-61

                                   ARTICLE XI
                       WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  WITHDRAWAL OF THE GENERAL PARTNER.

    (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

        (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

        (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

       (iii) The General Partner is removed pursuant to Section 11.2;

        (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses
    (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

        (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

        (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and
    (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B),
(C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

    (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on March 31, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be

                                 Appendix A-62
taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on March 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least
90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2  REMOVAL OF THE GENERAL PARTNER.

    The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to
Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this
Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3  INTEREST OF DEPARTING PARTNER AND SUCCESSOR GENERAL PARTNER.

    (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or
(ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to

                                 Appendix A-63
receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

    For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

    (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

    (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4 TERMINATION OF SUBORDINATION PERIOD, CONVERSION OF SUBORDINATED UNITS AND EXTINGUISHMENT OF CUMULATIVE COMMON UNIT ARREARAGES.

    Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

                                 Appendix A-64

Section 11.5  WITHDRAWAL OF LIMITED PARTNERS.

    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII
                          DISSOLUTION AND LIQUIDATION

Section 12.1  DISSOLUTION.

    The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

    (a) an Event of Withdrawal of the General Partner as provided in
Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

    (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

    (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

    (d) the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2  CONTINUATION OF THE BUSINESS OF THE PARTNERSHIP AFTER
DISSOLUTION.

    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

        (i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

        (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

       (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the

                                 Appendix A-65

    Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Company or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3  LIQUIDATOR.

    Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this
Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  LIQUIDATION.

    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

    (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

    (b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to

                                 Appendix A-66
provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

    (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  CANCELLATION OF CERTIFICATE OF LIMITED PARTNERSHIP.

    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  RETURN OF CONTRIBUTIONS.

    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  WAIVER OF PARTITION.

    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  CAPITAL ACCOUNT RESTORATION.

    No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII
           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  AMENDMENT TO BE ADOPTED SOLELY BY THE GENERAL PARTNER.

    Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

    (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

    (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

    (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the

                                 Appendix A-67

Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

    (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or
(B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or
(iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

    (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

    (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

    (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

    (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

    (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

    (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

    (k) a merger or conveyance pursuant to Section 14.3(d); or

    (l) any other amendments substantially similar to the foregoing.

Section 13.2  AMENDMENT PROCEDURES.

    Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of

                                 Appendix A-68

Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  AMENDMENT REQUIREMENTS.

    (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

    (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

    (c) Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

    (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

    (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  SPECIAL MEETINGS.

    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the

                                 Appendix A-69

Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  NOTICE OF A MEETING.

    Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with
Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  RECORD DATE.

    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7  ADJOURNMENT.

    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  WAIVER OF NOTICE; APPROVAL OF MEETING; APPROVAL OF MINUTES.

    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  QUORUM.

    The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the

                                 Appendix A-70

Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  CONDUCT OF A MEETING.

    The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of
Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  ACTION WITHOUT A MEETING.

    If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until
(a) they are deposited with the Partnership in care of the General Partner,
(b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of

                                 Appendix A-71
the Partnership so as to jeopardize the Limited Partners' limited liability, and
(ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12  VOTING AND OTHER RIGHTS.

    (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

    (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of
Section 4.3.

                                  ARTICLE XIV
                                     MERGER

Section 14.1  AUTHORITY.

    The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2  PROCEDURE FOR MERGER OR CONSOLIDATION.

    Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

    (a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

    (b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

    (c) the terms and conditions of the proposed merger or consolidation;

    (d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are

                                 Appendix A-72
to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

    (e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

    (f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

    (g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3  APPROVAL BY LIMITED PARTNERS OF MERGER OR CONSOLIDATION.

    (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of
Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

    (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

    (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

    (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

                                 Appendix A-73

Section 14.4  CERTIFICATE OF MERGER.

    Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  EFFECT OF MERGER.

    (a) At the effective time of the certificate of merger:

        (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

        (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

       (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

        (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

    (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS.

    (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not

                                 Appendix A-74
so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

    (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

    (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing

                                 Appendix A-75
such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI
                               GENERAL PROVISIONS

Section 16.1  ADDRESSES AND NOTICES.

    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to
Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2  FURTHER ACTION.

    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  BINDING EFFECT.

    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  INTEGRATION.

    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  CREDITORS.

    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

                                 Appendix A-76

Section 16.6  WAIVER.

    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  COUNTERPARTS.

    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8  APPLICABLE LAW.

    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9  INVALIDITY OF PROVISIONS.

    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10  CONSENT OF PARTNERS.

    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                                 Appendix A-77

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                                       GENERAL PARTNER:
                                                       MARKWEST ENERGY GP, L.L.C.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       ORGANIZATIONAL LIMITED PARTNER:
                                                       MARKWEST HYDROCARBON, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                 Appendix A-78

                                                       LIMITED PARTNERS:

                                                       All Limited Partners now and hereafter admitted
                                                       as Limited Partners of the Partnership,
                                                       pursuant to powers of attorney now and
                                                       hereafter executed in favor of, and granted and
                                                       delivered to the General Partner.

                                                       MARKWEST ENERGY GP, L.L.C.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       MARKWEST MICHIGAN, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                 Appendix A-79

                                   EXHIBIT A
                          TO THE AMENDED AND RESTATED
                      AGREEMENT OF LIMITED PARTNERSHIP OF
                         MARKWEST ENERGY PARTNERS, L.P.
                      CERTIFICATE EVIDENCING COMMON UNITS
                   REPRESENTING LIMITED PARTNER INTERESTS IN
                         MARKWEST ENERGY PARTNERS, L.P.

No. ____________                                       ____________ Common Units

    In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of MarkWest Energy Partners, L.P., as amended, supplemented or restated from time to time (the "PARTNERSHIP AGREEMENT"), MarkWest Energy Partners, L.P., a Delaware limited partnership (the "PARTNERSHIP"), hereby certifies that ____________ (the "HOLDER") is the registered owner of Common Units representing limited partner interests in the Partnership (the "COMMON UNITS") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 155 Inverness Drive West, Suite 200, Englewood, Colorado 80112. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

    The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

    This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:                                          MarkWest Energy Partners, L.P.
         ------------------------------------

Countersigned and Registered by:                By:     MarkWest Energy GP, L.L.C., its
                                                        General Partner

                                                By:
--------------------------------------------            ------------------------------------
as Transfer Agent and Registrar                 Name:
                                                        ------------------------------------

By:                                             By:
         ------------------------------------           ------------------------------------
                 Authorized Signature                                 Secretary

                              [REVERSE OF CERTIFICATE]

                                 Appendix A-80

                                 ABBREVIATIONS

    The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM--               as tenants in common             UNIF GIFT/TRANSFERS MIN ACT
TEN ENT--               as tenants by the entireties     Custodian
                                                         (Cust)                                     (Minor)
JT TEN--                as joint tenants with right of   under Uniform Gifts/Transfers to CD
                        survivorship and not as          Minors Act (State)
                        tenants in common

    Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                         MARKWEST ENERGY PARTNERS, L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
          DUE TO TAX SHELTER STATUS OF MARKWEST ENERGY PARTNERS, L.P.

    You have acquired an interest in MarkWest Energy Partners, L.P., 155 Inverness Drive West, Suite 200, Englewood, Colorado 80112, whose taxpayer
identification number is [      ]. The Internal Revenue Service has issued
MarkWest Energy Partners, L.P. the following tax shelter registration number:
            .

    YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MARKWEST ENERGY PARTNERS, L.P.

    You must report the registration number as well as the name and taxpayer identification number of MarkWest Energy Partners, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MARKWEST ENERGY PARTNERS, L.P.

    If you transfer your interest in MarkWest Energy Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of MarkWest Energy Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

    ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

    FOR VALUE RECEIVED, ____________ hereby assigns, conveys, sells and transfers unto

--------------------------------------------   --------------------------------------------
(Please print or typewrite name                (Please insert Social Security or other
and address of Assignee)                       identifying number of Assignee)

                                 Appendix A-81

____________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ____________ as its attorney-in-fact with full power of substitution to transfer the same on the books of MarkWest Energy Partners, L.P.

Date:                                                          NOTE:      The signature to any endorsement
                                                                          hereon must correspond with the name
                                                                          as written upon the face of this
                                                                          Certificate in every particular,
                                                                          without alteration, enlargement or
                                                                          change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER FIRM OF THE                   ------------------------------------
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A                  (Signature)
COMMERCIAL BANK OR TRUST COMPANY SIGNATURE(S) GUARANTEED
                                                                          ------------------------------------
                                                                          (Signature)

-------------------------------------------

    No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                                 Appendix A-82

                                                                      APPENDIX B

                    APPLICATION FOR TRANSFER OF COMMON UNITS

    The undersigned ("ASSIGNEE") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

    The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of MarkWest Energy Partners, L.P. (the "PARTNERSHIP"), as amended, supplemented or restated to the date hereof (the "PARTNERSHIP AGREEMENT"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
                        ----------------------------------------

         -----------------------------------------------           ----------------------------------------
           Social Security or other identifying number                       Signature of Assignee

         -----------------------------------------------           ----------------------------------------
          Purchase Price including commissions, if any                   Name and Address of Assignee

Type of Entity (check one):

/ /                     Individual                    / /   Partnership                   / /   Corporation

/ /                     Trust                         / /   Other (specify)

Nationality (check one):

/ /                     U.S. Citizen, Resident or Domestic Entity

/ /                     Foreign Corporation           / /   Non-resident Alien

    If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

    Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "CODE"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

    1.  I am not a non-resident alien for purposes of U.S. income taxation.

                                  Appendix B-1

    2.  My U.S. taxpayer identification number (Social Security Number) is
       ____________.

    3.  My home address is ________________________.

B.  Partnership, Corporation or Other Interestholder

    1. ____________ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

    2.  The interestholder's U.S. employer identification number is
       ____________.

    3. The interestholder's office address and place of incorporation (if applicable) is ____________.

    The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

    The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

    Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                          ------------------------------------------------
                                       Name of Interestholder

                          ------------------------------------------------
                                         Signature and Date

                          ------------------------------------------------
                                       Title (if applicable)

    Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                  Appendix B-2

                                                                      APPENDIX C

                               GLOSSARY OF TERMS

    ADJUSTED OPERATING SURPLUS: For any period, operating surplus generated during that period is adjusted to:

    (a) decrease operating surplus by:

       (1) any net increase in working capital borrowings during that period;
           and

       (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

    (b) increase operating surplus by:

       (1) any net decrease in working capital borrowings during that period;
           and

       (2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

    Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.

    AVAILABLE CASH:  For any quarter ending prior to liquidation:

    (a) the sum of:

       (1) all cash and cash equivalents of MarkWest Energy Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

       (2) all additional cash and cash equivalents of MarkWest Energy Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

    (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

       (1) provide for the proper conduct of the business of MarkWest Energy Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of MarkWest Energy Partners, L.P. and its subsidiaries) after that quarter;

       (2) comply with applicable law or any debt instrument or other agreement or obligation to which MarkWest Energy Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

       (3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

PROVIDED, HOWEVER, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent MarkWest Energy Partners, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

PROVIDED, FURTHER, that disbursements made by MarkWest Energy Partners, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made,

                                  Appendix C-1
established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

    BARREL:  One barrel of petroleum products equals 42 U.S. gallons.

    BCF:  One billion cubic feet of natural gas.

    BTU:  British Thermal Units.

    CAPITAL ACCOUNT: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in MarkWest Energy Partners, L.P. held by a partner.

    CAPITAL SURPLUS: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

    CLOSING PRICE: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

    COMMON UNIT ARREARAGE: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

    CURRENT MARKET PRICE: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

    INCENTIVE DISTRIBUTION RIGHT: A non-voting limited partner partnership interest issued to our general partner in connection with the formation of the partnership. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

    INCENTIVE DISTRIBUTIONS: The distributions of available cash from operating surplus initially made to our general partner that are in excess of our general partner's aggregate 2% general partner interest.

    INTERIM CAPITAL TRANSACTIONS: The following transactions if they occur prior to liquidation:

    (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by MarkWest Energy Partners, L.P. or any of its subsidiaries;

                                  Appendix C-2

    (b) sales of equity interests by MarkWest Energy Partners, L.P. or any of its subsidiaries;

    (c) sales or other voluntary or involuntary dispositions of any assets of MarkWest Energy Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

    MCF:  One thousand cubic feet.

    MCFE: One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids, which approximates the relative energy content of crude oil, condensate and natural gas liquids as compared to natural gas.

    MCF/D:  One thousand cubic feet per day.

    MCFE/D:  One thousand cubic feet equivalent per day.

    MMBTU/D:  One million British Thermal Units per day.

    NGLS: natural gas liquids, including propane, butane, isobutane, normal butane and natural gasoline.

    OPERATING EXPENDITURES: All expenditures of MarkWest Energy Partners, L.P. and our subsidiaries, including, but not limited to, facility operating costs, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

    (b) Operating expenditures will not include:

       (1) capital expenditures made for acquisitions or for capital improvements;

       (2) payment of transaction expenses relating to interim capital transactions; or

       (3) distributions to partners.

    OPERATING SURPLUS: For any period prior to liquidation, on a cumulative basis and without duplication:

    (a) the sum of

       (1) $6.3 million plus all the cash of MarkWest Energy Partners, L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

       (2) all cash receipts of MarkWest Energy Partners, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

       (3) all cash receipts of MarkWest Energy Partners, L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

    (b) the sum of:

       (1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

                                  Appendix C-3

       (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of MarkWest Energy Partners, L.P. and our subsidiaries or disbursements on behalf of a member of MarkWest Energy Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

    SUBORDINATION PERIOD: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

    (a) the first day of any quarter beginning after March 31, 2009, for which:

       (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

       (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on our general partner interest in MarkWest Energy Partners, L.P.; and

       (3) there are no outstanding cumulative common units arrearages.

    (b) the date on which our general partner is removed as general partner of MarkWest Energy Partners, L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

       PROVIDED, HOWEVER, subordinated units may convert into common units as described in "Cash Distribution Policy--Subordination Period--Early Conversion of Subordinated Period."

    THROUGHPUT: The volume of gas transported or passing through a pipeline, plant or other facility.

    WORKING CAPITAL BORROWINGS: Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

                                  Appendix C-4

                                                                      APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

    The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the MarkWest Hydrocarbon Midstream Business financial statements, and the MarkWest Energy Partners, L.P. unaudited pro forma financial statements.


                                                                  YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              ------------------
Pro forma net income........................................       $  5,566
Add:
  Pro forma depreciation and amortization...................          4,490
  Pro forma net interest expense............................          1,386
                                                                   --------
  Pro forma EBITDA (a)......................................       $ 11,615
Less:
  Pro forma cash interest expense...........................         (1,086)
  Pro forma maintenance capital expenditures (b)............           (576)
                                                                   --------
Pro forma available cash from operating surplus (c)(d)......       $  9,780
                                                                   ========


---------

(a) EBITDA is defined as income before income taxes plus depreciation and amortization expense and interest expense.

(b) We estimate that the average annual maintenance capital expenditures will be approximately $0.75 million for our current operations through March 31, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of MarkWest Energy Partners, L.P. had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by MarkWest Energy Partners, L.P. had it been formed in earlier periods. Furthermore, pro forma available cash from operating surplus has not been reduced to reflect additional administrative expenses of approximately $650,000 per year that we expect to incur as a result of becoming a publicly traded partnership.

                                  Appendix D-1

(d) The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

                                                                ONE        FOUR
                                                              QUARTER    QUARTERS
                                                              --------   --------
                                                                (IN THOUSANDS)
Common units................................................  $ 1,000    $ 4,000
Subordinated units..........................................    1,500      6,000
General partner.............................................       51        204
                                                              -------    -------
    Total...................................................  $ 2,551    $10,204
                                                              =======    =======


    Our pro forma available cash from operating surplus for the year ended December 31, 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and approximately 93% of the full minimum quarterly distribution on the subordinated units during the period.


                                  Appendix D-2

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON UNITS MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE COMMON UNITS IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.
                              -------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  --------
Prospectus Summary..............................      1
Risk Factors....................................     15
Use of Proceeds.................................     30
Capitalization..................................     31
Dilution........................................     32
Cash Distribution Policy........................     33
Cash Available for Distribution.................     42
Unaudited Pro Forma Financial Statements........     45
Selected Historical Financial and Operating
  Data..........................................     54
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................     57
Business........................................     70
Management......................................     92
Security Ownership of Certain Beneficial Owners
  and Management................................     98
Certain Relationships and Related
  Transactions..................................    100
Conflicts of Interest and Fiduciary
  Responsibilities..............................    107
Description of the Common Units.................    112
The Partnership Agreement.......................    114
Units Eligible for Future Sale..................    128
Material Tax Consequences.......................    129
Investment in MarkWest Energy Partners by
  Employee Benefit Plans........................    144
Underwriting....................................    145
Validity of the Common Units....................    147
Experts.........................................    148
Where You Can Find More Information.............    148
Forward-Looking Statements......................    148
Index to Financial Statements...................    F-1
Appendix A--Form of Amended and Restated
  Agreement of Limited Partnership of MarkWest
  Energy Partners, L.P..........................    A-1
Appendix B--Form of Application for Transfer of
  Common Units..................................    B-1
Appendix C--Glossary of Terms...................    C-1
Appendix D--Pro Forma Available Cash from
  Operating Surplus.............................    D-1


    UNTIL             , 2002 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS WHO BUY, SELL OR TRADE OUR COMMON UNITS, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             2,000,000 COMMON UNITS

                                MARKWEST ENERGY
                                 PARTNERS, L.P.

                                  REPRESENTING

                           LIMITED PARTNER INTERESTS

                                 --------------

                                   PROSPECTUS

                                 --------------

                           A.G. EDWARDS & SONS, INC.
                              RBC CAPITAL MARKETS
                           MCDONALD INVESTMENTS INC.

                                            , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the AMEX filing fee, the amounts set forth below are estimates.


Registration fee............................................  $    4,444
NASD filing fee.............................................       5,330
AMEX listing fee............................................      45,000
Printing and engraving expenses.............................     400,000
Fees and expenses of legal counsel..........................   1,275,000
Accounting fees and expenses................................     250,000
Transfer agent and registrar fees...........................       4,000
Miscellaneous...............................................     316,226
                                                              ----------
    Total...................................................  $2,300,000


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The section of the prospectus entitled "The Partnership Agreement--Indemnification" is incorporated herein by this reference. Reference
is made to Section    of the Underwriting Agreement filed as Exhibit 1.1 to the
registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    MarkWest Energy Partners, L.P. issued to MarkWest Energy GP, L.L.C. a 2% general partner interest in the partnership in exchange for a capital contribution in the amount of $20 and a 98% limited partner interest in the partnership in exchange for a capital contribution in the amount of $980 in connection with the formation of the partnership in January 2002 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS

    The following documents are filed as exhibits to this registration statement:


    EXHIBIT NUMBER                                            DESCRIPTION
    --------------                                            -----------
        1.1                    --     Form of Underwriting Agreement

        3.1**                  --     Certificate of Limited Partnership of MarkWest Energy
                                      Partners, L.P.

        3.2**                  --     Form of Amended and Restated Agreement of Limited
                                      Partnership of MarkWest Energy Partners, L.P.

        3.3**                  --     Certificate of Formation of MarkWest Energy Operating
                                      Company, L.L.C.

        3.4**                  --     Form of Amended and Restated Limited Liability Company
                                      Agreement of MarkWest Energy Operating Company, L.L.C.

        3.5**                  --     Certificate of Formation of MarkWest Energy GP, L.L.C.

    EXHIBIT NUMBER                                            DESCRIPTION
    --------------                                            -----------
        3.6                    --     Form of Amended and Restated Limited Liability Company
                                      Agreement of MarkWest Energy GP, L.L.C.

        5.1**                  --     Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

        8.1**                  --     Opinion of Vinson & Elkins L.L.P relating to tax matters

       10.1*                   --     Form of Credit Facility

       10.2*                   --     Form of Contribution, Conveyance and Assumption Agreement

       10.3**                  --     Form of MarkWest Energy GP, L.L.C. Long-Term Incentive Plan

       10.4                    --     Form of Omnibus Agreement

       10.5**+                 --     Form of Fractionation, Storage and Loading Agreement

       10.6**+                 --     Form of Gas Processing Agreement

       10.7**+                 --     Form of Pipeline Liquids Transportation Agreement

       10.8                    --     Form of Natural Gas Liquids Purchase Agreement

       10.9**+                 --     Gas Processing Agreement (Maytown)

       21.1**                  --     List of subsidiaries

       23.1                    --     Consent of PricewaterhouseCoopers LLP

       23.2**                  --     Consent of Vinson & Elkins L.L.P. (contained in
                                      Exhibit 5.1)

       23.3**                  --     Consent of Vinson & Elkins L.L.P. (contained in
                                      Exhibit 8.1)

       23.4**                  --     Consent of Cawley, Gillespie & Associates, Inc.

       23.5**                  --     Consent of Gilbert Laustsen Jung Associates Ltd.

       23.6**                  --     Consent of William A. Kellstrom

       23.7**                  --     Consent of Donald C. Heppermann

       23.8**                  --     Consent of William P. Nicoletti

       24.1**                  --     Powers of Attorney


---------

*   To be filed by amendment.

**  Previously filed.

+ Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.


    The undersigned Registrant undertakes to provide to the holders of common units the financial statements required by Form 10-K for the first fiscal year of operations of the partnership.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, state of Colorado, on April 24, 2002.


                                                       MARKWEST ENERGY PARTNERS, L.P.

                                                       By:     MarkWest Energy GP, L.L.C.,
                                                               its General Partner

                                                       By:     /s/ GERALD A. TYWONIUK
                                                               -------------------------------------
                                                       Name:   Gerald A. Tywoniuk
                                                       Title:  Senior Vice President, Chief Financial
                                                               Officer and Director

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                  TITLE                           DATE
              ---------                                  -----                           ----
                  *                    Chairman of the Board of Directors,
    ----------------------------       President and Chief Executive Officer        April 24, 2002
             John M. Fox               (Principal Executive Officer)

                                       Senior Vice President, Chief
       /s/ GERALD A. TYWONIUK          Financial Officer and Director
    ----------------------------       (Principal Financial and Accounting          April 24, 2002
         Gerald A. Tywoniuk            Officer)

                  *
    ----------------------------       Executive Vice President and Director        April 24, 2002
          Arthur J. Denney

       */s/ GERALD A. TYWONINK
    ----------------------------
         Gerald A. Tywonink
          Attorney-In-Fact


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